Registration Statement No.  33-56821

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

                            FARMLAND INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)
     Kansas                                                     44-0209330
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                         Identification No.)
                                      2011
            (Primary Standard Industrial Classification Code Number)
            3315 N. Oak Trafficway, Kansas City, Missouri 64116-0005

                                  816-459-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  J. F. Berardi
                            Executive Vice President
                             Chief Financial Officer
                            Farmland Industries, Inc.
            3315 N. Oak Trafficway, Kansas City, Missouri 64116-0005
                                  816-459-6201
 (Name, Address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:
FEBRUARY 9, 1995

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ( X )

                       CALCULATION OF REGISTRATION FEE
                                                                PROPOSED       PROPOSED MAXIMUM
                                                AMOUNT           MAXIMUM           AGGREGATE          AMOUNT OF
    TITLE OF EACH CLASS OF                       BEING       OFFERING PRICE       OFFERING OR       REGISTRATION
    SECURITY BEING REGISTERED                 REGISTERED        PER UNIT        EXCHANGE PRICE           FEE
    Demand Loan Certificates               $  13,600,000          100%        $      13,600,000     $      4,690
    Subordinated Capital
     Investment Certificates
         -Ten Year                         $  44,100,000          100%        $      44,100,000     $     15,207
         -Five Year                        $  44,000,000          100%        $      44,000,000     $     15,172
    Subordinated Monthly Income
    Capital Investment Certificates
         -Ten Year                         $  26,700,000          100%        $      26,700,000     $      9,207
         -Five Year                        $  13,100,000          100%        $      13,100,000     $      4,517

    Total                                                                     $     141,500,000     $     48,793

       Pursuant to Rule 429, the combined prospectus filed as a part of this Registration Statement relates as well to Registrant's Form S-1 Registration Statement No. 33-49253 and No. 33-51319.

                             PART I


                    FARMLAND INDUSTRIES, INC.

 CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K


      ITEM NUMBER AND CAPTION                    LOCATION IN PROSPECTUS



1.   Forepart of registration statement and   Cover of Registration Statement
     outside front cover page of Prospectus   Cross Reference Sheet
                                              Front Page of Prospectus
2.   Inside front and outside back            Available Information
     cover pages of Prospectus                Reports to Security Holders

3.   Summary Information, Risk Factors        Prospectus Summary
     and Ratio of Earnings to Fixed Charges   Risk Factors
4.   Use of Proceeds                          Use of Proceeds

5.   Determination of Offering Price          Not Applicable

6.   Dilution                                 Not Applicable
7.   Selling Security Holders                 Not Applicable

8.   Plan of Distribution                     Plan of Distribution
9.   Description of Securities to be          Description of the Ten-Year
     Registered                                 Subordinated Capital Investment
                                                Certificates

                                              Description of the Five-Year
                                                Subordinated Capital Investment
                                                Certificates

                                              Description of the Ten-Year
                                                Subordinated Monthly Income
                                                Capital Investment Certificates

                                              Description of the Five-Year
                                                 Subordinated Monthly Income
                                                 Capital
                                                 Investment Certificates

                                              Description of the Demand Loan
                                                 Certificates
10.  Interest of Named Experts and Counsel    Interest of Named Experts
                                                 and Counsel

11.  Information with Respect to the Registrant

     (a)   1.   General Development of
                Business                      The Company
                                              Business - General
           2.   Financial Information About   Note 12 of Notes to Consolidated
                Industry Segments                Financial Statements

           3.   Description of Business       Business

     (b)   Description of Properties          Business

     (c)   Legal Proceedings                  Legal Proceedings

     (d)   Market Price of and
            Dividends on the                  Not Applicable
           Registrant's Common Equity
           and Related
           Stockholder Matters
     (e)   Financial Statements               Index to Farmland Consolidated
                                                 Financial Statements

     (f)   Selected Financial Data            Selected Consolidated Financial
                                                       Data
     (g)   Supplementary Financial
            Information                       Not Applicable

     (h)   Management's Discussion
            and Analysis of                   Management's Discussion and
            Financial Condition                 Analysis of Financial
            and Results of Operations           Condition and
                                                Results of Operations

     (i)   Changes in and Disagreements with  Not Applicable
           Accountants on Accounting and
           Financial Disclosure
     (j)   Directors and Executive Officers   Management

     (k)   Executive Compensation             Executive Compensation
     (l)   Security Ownership of Certain
            Beneficial                        Not Applicable
            Owners and Management

     (m)   Certain Relationships and          Certain Transactions
           Related Transactions

12.  Disclosure of Commission Position on     Not Applicable
     Indemnification for Securities Act
     Liabilities


  PROSPECTUS
                                       FARMLAND INDUSTRIES, INC.

                                                           AMOUNTS OFFERED TO:
                                                       THE GENERAL         EXISTING
                                                         PUBLIC         SECURITY HOLDERS
    SUBORDINATED CAPITAL INVESTMENT CERTIFICATES
         TEN-YEAR                                       $   40,000,000    $    20,000,000
         FIVE-YEAR                                      $   45,000,000    $    25,000,000
    SUBORDINATED MONTHLY INCOME CAPITAL
    INVESTMENT CERTIFICATES
         TEN-YEAR                                       $   20,000,000    $    20,000,000
         FIVE-YEAR                                      $   12,000,000    $    10,000,000
    DEMAND LOAN CERTIFICATES                            $   60,000,000    $          -0-


     CERTAIN RISK FACTORS CONNECTED WITH THE PURCHASE OF THESE SECURITIES ARE DISCUSSED ON PAGE 10. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Farmland Industries, Inc. ("Farmland") is offering: (1) to the owners of its Subordinated Capital Investment Certificates ("Certificates") the right to exchange (see "Exchange Offer") such Certificates for an equivalent principal amount of any Subordinated Monthly Income Capital Investment Certificate ($5,000 minimum) which, at the time of the exchange, is being offered by this Prospectus, and (2) to the owners of its Subordinated Capital Investment Certificates, which have been held until eligible for redemption prior to maturity at the option of the owner, the right to exchange such certificates for an equivalent principal amount of any Subordinated Capital Investment Certificate which, at the time of the exchange, is being offered by this Prospectus. This offer will expire at 12:00 P.M. Eastern Standard Time on December 31, 1995, unless terminated prior to such date.


              The date of this Prospectus is February 9, 1995

                                             (Continued on following pages)



(Continued from preceding page)

                                                                         Underwriting
                                                          Price to        Discounts          Proceeds to
                                                         Public(1)       Commissions(2)      Farmland(2)
  Subordinated Capital Investment Certificates*
     --$100 minimum
           Ten-Year Total                           $         40,000,000                  $       40,000,000
           Five-Year Total                          $         45,000,000                  $       45,000,000
Subordinated Monthly Income Capital
  Investment Certificates*
     --$5,000 minimum (additional units in
     incremental amounts of $1,000 or more)
           Ten-Year Total                           $         20,000,000                  $       20,000,000
           Five-Year Total                          $         12,000,000                  $       12,000,000
Demand Loan Certificates*
     --$100 minimum
           Total                                    $         60,000,000                  $       60,000,000

*See "Determination of the Certificate Interest Rate."

(1) Farmland's offering of debt certificates is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the Bylaws of the National Association of Securities Dealers, Inc. (NASD). As a condition of this partial exemption, a minimum of 80 percent of the dollar amount of aggregate sales made in this offering must be to individuals or entities who are members of a defined group, the definition of which has been approved by the NASD.

(2) The debt certificates offered hereby for cash and for exchange are offered on a "best efforts" basis by Farmland Securities Company and American Heartland Investments, Inc. and may be offered by other broker-dealers selected by Farmland. See "Plan of Distribution." The offering is for an indeterminate period of time, not expected to be in excess of two years with no minimum amount of securities which must be sold. The proceeds to Farmland are before deducting estimated commissions and expenses to be paid by Farmland of $5,272,000 and $1,365,000, respectively, assuming that all securities offered hereby are sold.


                             AVAILABLE INFORMATION

    Farmland is subject to certain of the informational requirements of the Securities and Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Information filed by Farmland can be inspected and copied at the offices of the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C.; Room 1100, Federal Building, 26 Federal Plaza, New York, New York 10278; and Room 1228, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.


                           REPORTS TO SECURITY HOLDERS

     Farmland intends to make available to holders of its Certificates, upon written request from any such holder to the address stated on page 4, a copy of the latest annual report containing the audited consolidated financial statements of Farmland and its subsidiaries.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF SO GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FARMLAND. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES UNDER THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO THE RESPECTIVE DATES AT WHICH INFORMATION IS GIVEN HEREIN OR THE DATE OF THIS PROSPECTUS.

                             TABLE OF CONTENTS

                                                                         Page

PROSPECTUS SUMMARY   . . . . . . . . . . . . . . . . . . . . . . . . . .    4
RISK FACTORS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
SELECTED CONSOLIDATED FINANCIAL DATA   . . . . . . . . . . . . . . . . .   13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
    OF OPERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
DETERMINATION OF THE CERTIFICATE INTEREST RATE   . . . . . . . . . . . .   26
USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
PLAN OF DISTRIBUTION   . . . . . . . . . . . . . . . . . . . . . . . . .   27
EXCHANGE OFFER   . . . . . . . . . . . . . . . . . . . . . . . . . . . .   28
HOW TO ACCEPT EXCHANGE OFFER   . . . . . . . . . . . . . . . . . . . . .   29
HOW TO TRANSFER OWNERSHIP  . . . . . . . . . . . . . . . . . . . . . . .   29
DESCRIPTION OF THE TEN-YEAR SUBORDINATED CAPITAL INVESTMENT CERTIFICATES 29 DESCRIPTION OF THE FIVE-YEAR SUBORDINATED CAPITAL INVESTMENT CERTIFICATES 33 DESCRIPTION OF THE TEN-YEAR SUBORDINATED MONTHLY INCOME CAPITAL
    INVESTMENT CERTIFICATES  . . . . . . . . . . . . . . . . . . . . . .   37
DESCRIPTION OF THE FIVE-YEAR SUBORDINATED MONTHLY INCOME CAPITAL
    INVESTMENT CERTIFICATES  . . . . . . . . . . . . . . . . . . . . . .   40
DESCRIPTION OF THE DEMAND LOAN CERTIFICATES  . . . . . . . . . . . . . .   43
INTEREST OF NAMED EXPERTS AND COUNSEL  . . . . . . . . . . . . . . . . .   46
THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   46
BUSINESS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
PATRONAGE REFUNDS AND DISTRIBUTION OF NET INCOME   . . . . . . . . . . .   55
EQUITY REDEMPTION PLANS  . . . . . . . . . . . . . . . . . . . . . . . .   56
LEGAL PROCEEDINGS  . . . . . . . . . . . . . . . . . . . . . . . . . . .   62
EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   63
QUALIFIED INDEPENDENT UNDERWRITER  . . . . . . . . . . . . . . . . . . .   63
INDEX TO FARMLAND CONSOLIDATED FINANCIAL STATEMENTS  . . . . . . . . . .   64
MANAGEMENT   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   98
EXECUTIVE COMPENSATION   . . . . . . . . . . . . . . . . . . . . . . . .  102
CERTAIN TRANSACTIONS   . . . . . . . . . . . . . . . . . . . . . . . . .  104


                            PROSPECTUS SUMMARY


  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere in this Prospectus.


                            FARMLAND INDUSTRIES, INC.
                            P. O. Box 7305
                            Kansas City, Missouri 64116
                            Telephone (816) 459-6000


Business Farmland Industries, Inc. ("Farmland") is a regional farm supply and marketing cooperative. Farmland is owned by its members and only its members are eligible to vote for directors or for the management or affairs of Farmland. Members are entitled to receive patronage refunds distributed by Farmland from its member-sourced annual net income. See "Business and Properties - Patronage Refunds and Distribution of Net Income." Farmland and subsidiaries (the "Company") conducts business primarily in two operating areas - cooperative farm supply operations and cooperative processing and marketing operations.

         Cooperative farm supply operations consists of three product divisions--petroleum, crop production and feed. The Company distributes farm supply products at wholesale. Approximately 65% of the Company's sales of farm supply products in 1994 were to farm cooperative associations (members and owners of Farmland). These farm cooperatives distribute products primarily to farmers and ranchers in states which comprise the corn belt and the wheat belt who utilize the products in the production of farm crops and livestock.

         Cooperative marketing operations include the storage and marketing of grain, processing pork and beef, and marketing fresh pork, processed pork, fresh beef and boxed beef. In 1994, approximately 61% of the hogs processed and 46% of the grain marketed were supplied to the Company by its members. Cattle are purchased from producers in the proximity of beef plants at Liberal and Dodge City, Kansas.

         A substantial portion of the Company's farm supply, pork and beef products are produced in facilities owned by the Company or operated by the Company under long-term lease arrangements. No material part of the business of any segment of the Company is dependent on a single customer or a few customers. The Company competes for market share with numerous participants (including other regional cooperatives) with various levels of vertical integration, product diversification, sizes and types of operations.

                              THE OFFERING

                                                                                       OFFERED AT 100% OF
                                                                                     AGGREGATE FACE AMOUNT
                                                                                     FOR                FOR
                                                                                    CASH             EXCHANGE
Description of Securities* (see pages 29 to 43):
     Subordinated Capital Investment Certificates - $100 Minimum
        Interest payable or compounded semiannually at the
        Certificate Interest Rate
           10-year maturity                                                   $     40,000,000   $     20,000,000
             5-year maturity                                                  $     45,000,000   $     25,000,000
     Subordinated Monthly Income Capital Investment Certificates
     - $5,000 Minimum
        Interest payable monthly at the Certificate Interest Rate (additional units may be purchased in increments of $1,000 or more)
           10-year maturity                                                   $     20,000,000   $     20,000,000
             5-year maturity                                                  $     12,000,000   $     10,000,000
     Demand Loan Certificates - $100 minimum                                  $     60,000,000   $        -0-

*Subordinated Capital Investment Certificates and Subordinated
Monthly Income Capital Investment Certificates are referred to in this Prospectus as "Subordinated Debt Certificates."


PLAN OF DISTRIBUTION
   Offered on a best efforts basis by Farmland Securities Company ("FSC") and American Heartland Investments, Inc. ("AHI") and may be offered by selected broker-dealers. See "Plan of Distribution."

UNDERWRITING DISCOUNTS AND COMMISSIONS
   Farmland will pay commissions to FSC not to exceed 4% of the sale price of Demand Loan Certificates and Subordinated Debt Certificates being offered. Farmland will pay all expenses and liabilities incurred by FSC, limited to an amount not to exceed 3% of the aggregate sales price of Demand Loan and Subordinated Debt Certificates being offered. Farmland will pay to AHI and to other selected broker-dealers for their services a sales commission of not more than 4% of the face amount of the Subordinated Debt Certificates and not more than 1/2 of 1% of the face amount of the Demand Loan Certificates which the broker-dealers sell. See "Plan of Distribution."

PURPOSE OF THE EXCHANGE OFFER
   The purpose of the exchange offer is to extend the period of time for which Farmland may utilize funds borrowed from an investor in its securities.

METHOD OF TRANSACTING AN EXCHANGE
   The exchange offer may be accepted by delivering any of the Certificates, which are eligible for exchange, to Farmland Securities Company
   P.O. Box 7305, Kansas City, Missouri 64116, Dept. 79. or to American Heartland Investments, Inc., P. O. Box 1303, Salina, Kansas 67402. The Certificates should be assigned to Farmland in the transfer section (on the reverse side of the Certificate) and endorsed by all persons whose names appear on the face of the Certificate. For additional information regarding the exchange, see "How to Accept Exchange Offer," or call
   (816) 459-6360 or write to the above address for specific information.

USE OF PROCEEDS
    Any proceeds received will be used to fund portions of capital expenditures which are estimated to be approximately $289.9 million through August 31, 1996, or to redeem any of the $43.3 million of outstanding Subordinated Debt Certificates, which mature at various times prior to August 31, 1996, or to redeem any outstanding Subordinated Debt Certificates prior to maturity at the request of owners to the extent provided in each Subordinated Debt Certificates respective trust indenture. Any proceeds in excess of amounts required for these purposes would be used to reduce bank or other borrowings with rates of interest higher than the Certificate Interest Rate of the securities offered hereby. If proceeds from sales of the securities offered hereby are less than amounts required for these purposes, additional funds may be obtained from operations or from bank borrowings. Farmland has reserved the right to change the use of the proceeds from this offering. See "Use of Proceeds," "Business - Other Matters - Capital Expenditures," and "Description of Subordinated Capital Investment Certificates," "Description of Subordinated Monthly Income Capital Investment Certificates" and "Description of Demand Loan Certificates."

SELLING PRICE
    100% of Face Amount.

PROVISIONS FOR REDEMPTION OR PREPAYMENT
   Owners of the Subordinated Debt Certificates may not liquidate their investments except under restricted conditions summarized below and as more fully stated in each of the Subordinated Debt Certificates respective trust indenture.

   A. Farmland will not redeem any of the Subordinated Capital Investment Certificates prior to maturity except:

         (i)  upon death of an owner; or,

         (ii) after the date any Subordinated Capital Investment Certificate becomes eligible for redemption prior to maturity at the option of the owner, in additional amounts limited in any month to the greater of $500,000 or 1/2 of 1% of the balance outstanding under the Subordinated Capital Investment Certificates respective trust indenture at the end of the previous month, provided such balance outstanding is greater than $5,000,000. If such balance outstanding is less than $5,000,000 there will be no limitation on early redemption of eligible Subordinated Capital Certificates outstanding under such trust indenture.

     B. Farmland will not redeem the Subordinated Monthly Income Capital Investment Certificates prior to maturity except upon the death of an owner.

     Farmland has the right to call the Subordinated Capital Investment Certificates any time after two years from the date of issuance thereof. See the subcaption, "Redemption" within the description of each type of certificate.

                            FARMLAND INDUSTRIES, INC.
                  SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

                                         Three Months Ended
                                    November 30        November 30                      Year Ended August 31
                                       1994          1993           1994        1993         1992         1991         1990
                                                            (Dollars in Thousands)
    SUMMARY OF
    OPERATIONS(1)(2)(3):
    Sales             . . . . . .   $ 1,616,167   $ 1,473,992   $  6,677,933 $  4,722,940 $ 3,429,307 $ 3,638,072  $ 3,377,603
    Income (Loss) before
      Income Taxes,
      Patronage  Refunds and
      Extraordinary Item    . . .   $    56,713   $    11,494   $     78,766 $    (36,833)$    70,504 $    50,166  $    58,184
    Income (Loss) before
      Patronage Refunds   . . . .   $    47,945        10,735   $     73,876 $    (30,400)$    62,313 $    42,693  $    48,580

    Ratio of Earnings
      to Fixed Charges (4)  . . .           4.4          1.6            2.1       Note 4         2.5          1.9          2.2

    BALANCE SHEETS:
    Working Capital . . . . . . .   $   300,890   $   258,527   $    290,704 $    260,519 $   208,629 $   122,124  $   121,518
    Property, Plant and
      Equipment, Net  . . . . . .   $    506,992  $   506,282   $    501,290 $    504,378 $   446,002 $   490,712  $   469,710
    Total Assets      . . . . . .   $  1,920,378  $ 1,834,401   $  1,926,631 $  1,719,981 $ 1,526,392 $ 1,369,231  $ 1,352,889
    Long-Term Debt    . . . . . .   $    493,161  $   473,134   $    517,806 $    485,861 $   322,377 $   291,192  $   273,071
    Capital Shares and Equities .   $    584,860  $   561,648   $    585,013 $    561,707 $   588,129 $   497,364  $   476,011

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details.


(1)On July 28, 1983, Farmland sold the stock of Terra Resources, Inc. ("Terra"), a wholly-owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237,200,000 for tax reporting purposes. During 1983, and prior to the sale of the Terra stock, Farmland received certain distributions from Terra totaling $24,800,000. For tax purposes, Farmland claimed intercorporate dividends-received deductions for the entire amount of such distributions.

   On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70,775,000. The asserted deficiencies relate primarily to the Company's tax treatment of the sale of the Terra stock and the distributions received from Terra prior to the sale. The IRS asserts that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset, and that, as a nonexempt cooperative, Farmland was not entitled to an intercorporate dividends-received deduction in respect of the 1983 distribution by Terra. It further asserts that Farmland incorrectly characterized gains for tax purposes aggregating approximately $14,600,000, and a loss of approximately $2,300,000, from the disposition of certain other assets. On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. Discovery and other pre-trial phases of the case have been substantially completed. The originally scheduled trial date of March 6, 1995 has been vacated. It is presently contemplated that a limited court hearing, if necessary, will be held in June 1995, and that briefs in the case will be filed by late fall of 1995.

   If the IRS ultimately prevails on all of the adjustments asserted in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85,800,000 plus accumulating statutory interest thereon through December 31, 1994, of approximately $159,668,000 (before tax benefits of the interest deduction). In addition, such adjustments would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5,000,000 plus applicable statutory interest thereon.

   No provision has been made in the consolidated financial statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims and will continue to vigorously pursue their favorable resolution through the pending litigation.

   In the opinion of Bryan Cave, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that (i) Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct; and (ii) Farmland properly claimed a dividends-received deduction in respect of the 1983 distributions which it received from Terra prior to the sale of the Terra stock. Counsel has further advised, however, that none of the issues involved in these disputes is free from doubt, and that there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.

   Should the IRS ultimately prevail on all of its asserted claims, all claimed federal and state income taxes as well as accrued interest would become immediately due and payable, and would be charged to current operations. In such case, the Company would be required to renegotiate agreements with its banks to maintain compliance with various requirements of such agreements, including working capital and funded indebtedness provisions. However, no assurance can be given that such renegotiation would be successful. Alternatives could include other financing arrangements or the possible sale of assets.

(2) During the year ended August 31, 1991, the Company changed its method for inventory pricing of certain petroleum inventories from the first-in, first out (FIFO) method previously used to the last-in, first out (LIFO) method because the LIFO method better matches current costs with current revenues. Pro forma effects of retroactive application of the LIFO method are not determinable.

(3) Acquisitions and Dispositions:
  (a) In October 1993, the Company acquired approximately 53% of the common stock of National Carriers, Inc. ("NCI") and increased its ownership of NCI to 79% in August 1994. NCI is a trucking company located in Liberal, Kansas. NCI provides substantially all the trucking service needs of NBPC. The purchase price of NCI ($4,423,000) was paid in cash. See note 2 of the notes to consolidated financial statements.

  (b) In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain"). The purchase price for Tradigrain ($31,367,000) was paid in cash. See note 2 of the notes to consolidated financial statements.

  (c) During 1993, Farmland obtained a 58% interest in National Beef Packing Company, L.P. ("NBPC"), a limited partnership. Effective April 15, 1993, NBPC acquired Idle Wild Food's beef packing plant and feedlot located in Liberal, Kansas. See note 2 of the notes to consolidated financial statements.

  (d) On August 30, 1993, CFA purchased 10,113,000 shares of its voting common stock from Farmland as part of a recapitalization plan which established CFA as an independent finance association for its members. As a result of CFA's stock purchase and amendments to CFA's bylaws, Farmland did not have voting control of CFA at August 31, 1993 and, therefore, did not include CFA in its consolidated balance sheet at August 31, 1993. Farmland's remaining investment in CFA is being accounted for by the cost method.

  (e) Effective June 30, 1992, the Company acquired the grain marketing assets of Union Equity Co-Operative Exchange ("Union Equity"). See
      note 2 of the notes to consolidated financial statements.

  (f) The following unaudited financial information for the year ended
      August 31, 1993 and 1992 presents pro forma results of operations of the Company as if the disposition of CFA and the acquisition of NBPC had occurred at the beginning each period presented.  The pro forma financial information includes adjustments for amortization of goodwill, additional depreciation expense, and increased interest expense on debt assumed in the acquisitions.  The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity which excluded CFA and included Union Equity and NBPC for the full years
      1993 and 1992.  See note 2 of the notes to consolidated financial statements.
                                                           August 31 (Unaudited)
                                                         1993                 1992
                                                          (Amounts in Thousands)
 Net sales . . . . . . . . . . . . . . . . . . .   $     5,357,867       $    5,441,303

 Income (loss) before extraordinary item . . . .   $       (44,040)      $       47,225

(4) In computing the ratio of earnings to fixed charges, income (loss) represents pretax income (loss) for the enterprise as a whole including 100% of such income (loss) of minority-owned subsidiaries which have fixed charges, the registrant's share of 50%-owned persons and any distributed earnings (but not losses or undistributed earnings) of less-than-fifty percent-owned persons plus fixed charges. Fixed charges consist of interest and finance charges on all indebtedness plus that portion of rentals considered to be the interest factor. Income was inadequate to cover fixed charges for the year ended August 31, 1993. The dollar amount of the coverage deficiency was $36,609,000.


                                RISK FACTORS

   Prospective investors in the Demand Loan Certificates and Subordinated Debt Certificates offered hereby are advised to consider the following risk factors:


INCOME TAX MATTERS

     The Internal Revenue Services ("IRS") has asserted that Farmland incorrectly treated as patronage-sourced income a gain for income tax purposes of $237,200,000 which resulted from the sale of the stock of Terra Resources, Inc. ("Terra") and that Farmland, as a nonexempt cooperative, was not entitled to intercorporate dividends-received deductions with respect to distributions of $24,800,000 received in 1983 from Terra.

     On March 24, 1993, the IRS issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70,775,000. The asserted deficiencies relate primarily to the Company's tax treatment of the sale of the Terra stock and the distributions received from Terra prior to the sale. It further asserts that Farmland incorrectly characterized gains for tax purposes aggregating approximately $14,600,000, and a loss of approximately $2,300,000, from dispositions of certain other assets. On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. Discovery and other pre-trial phases of the case have been substantially completed. The originally scheduled trial date of March 6, 1995 has been vacated. It is presently contemplated that a limited court hearing, if necessary, will be held in June 1995, and that briefs in the case will be filed by late fall of 1995.

     If the IRS ultimately prevails on all of the adjustments asserted in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85,800,000 plus accumulating statutory interest thereon through December 31, 1994, of approximately $159,668,000 (before tax benefits of the interest deduction). In addition, such adjustments would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5,000,000 plus applicable statutory interest thereon.

     Should the IRS ultimately prevail on all of its asserted claims, all claimed federal and state income taxes as well as accrued interest would become immediately due and payable, and would be charged to current operations. In such case, the Company would be required to renegotiate agreements with its banks to maintain compliance with various requirements of such agreements, including working capital and funded indebtedness provisions. However, no assurance can be given that such renegotiation would be successful. Alternatives could include other financing arrangements or the possible sale of assets. See note 7 of the notes to consolidated financial statements.


GENERAL FACTORS AFFECTING THE COMPANY'S BUSINESS

     The Company's revenues depend, to a large extent, on conditions in agriculture and may be volatile due to factors beyond the Company's control, such as weather, crop failures, federal agricultural programs, production efficiencies, and U.S. imports or exports. In addition, various federal and state regulations to protect the environment encourage farmers to reduce the amount of fertilizer and other chemicals applications. Global variables which affect supply, demand and price of crude oil and refined fuels impact the Company's petroleum operations. Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's cash flow and net income may continue to be volatile as conditions affecting agriculture and markets for the Company's products change. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


SOURCE OF FUNDS TO PAY INTEREST AND PRINCIPAL

     Farmland does not establish special cash reserves for payment of principal or interest on its Demand Loan and Subordinated Debt Certificates. In the past, Farmland has relied on general corporate funds provided by operations, sales of assets, and other borrowings (including the issuance of other Demand Loan and Subordinated Debt Certificates) to fund such payments. Farmland intends to make interest payments on and to redeem Demand Loan and Subordinated Debt Certificates in accordance with the respective trust indentures with cash from operations, borrowings, and from issuance of other Demand Loan or Subordinated Debt Certificates.


SUBORDINATION AND ADDITIONAL DEBT

     The Subordinated Debt Certificates offered by this Prospectus for sale and
for exchange are unsecured and subordinated to "senior indebtedness."    Such
"senior indebtedness" includes money borrowed from time to time from certain financial institutions and amounts due and payable under any instrument which provides that such amounts are to be "senior indebtedness." At November 30, 1994, such money borrowed aggregated approximately $369,035,000. In addition, such other instruments (principally long-term leases) then in effect provided for aggregate payments over nine years of approximately $120,293,000. There is no limitation on the amount of additional senior debt for which Farmland may become liable, except that, in accordance with covenants in certain borrowing and lease agreements, the total amount of funded debt and senior funded debt outstanding may not exceed 52% and 43% of capitalization, respectively. See "Management Discussion and Analysis of Financial Condition and Results of Operations" and the subcaption "Subordination" within the description of each type of certificate. The Demand Loan Certificates are unsecured general obligations of Farmland Industries, Inc.



RESTRICTED REDEMPTION RIGHTS OF HOLDERS OF SUBORDINATED DEBT CERTIFICATES

     OWNERS OF THE SUBORDINATED DEBT CERTIFICATES MAY NOT LIQUIDATE THEIR INVESTMENTS EXCEPT UNDER RESTRICTED CONDITIONS SUMMARIZED BELOW AND MORE FULLY STATED IN EACH OF THE SUBORDINATED DEBT CERTIFICATES RESPECTIVE TRUST INDENTURE. THE RESTRICTED REDEMPTION RIGHTS OF HOLDERS OF THE SUBORDINATED DEBT CERTIFICATES MAY BE UNSUITABLE TO THE INVESTMENT OBJECTIVES OF CERTAIN PROSPECTIVE INVESTORS.

     Farmland will not redeem any of the Subordinated Capital Investment Certificates prior to maturity except:
 (i)     upon death of an owner; or,
 (ii)    after the date any Subordinated Capital Investment
         Certificate becomes eligible for redemption prior to maturity at the option of the owner, in additional amounts limited in any month to the greater of $500,000 or 1/2 of 1% of the balance outstanding under the Subordinated Capital Investment Certificates' respective trust indenture at the end of the previous month, provided such balance outstanding is greater than $5,000,000. If such balance outstanding is less than $5,000,000, there will be no limitation on early redemption of eligible Subordinated Capital Investment Certificates outstanding under such trust indenture..

    Farmland will not redeem the Subordinated Monthly Income Capital Investment Certificates prior to maturity except upon the death of an owner.

     Farmland has the right to call the Subordinated Capital Investment Certificates any time after two years from the date of issuance thereof. See the subcaption "Redemption" within the description of each type of certificate.


LACK OF AN ESTABLISHED MARKET FOR THE SECURITIES TO BE OFFERED

     There is no secondary market for Farmland's Subordinated Debt Certificates or Demand Loan Certificates presently outstanding and there likely will be no secondary market for these securities.

AFFILIATED UNDERWRITER

     Farmland Securities Company ("FSC") is a wholly-owned subsidiary of Farmland. FSC's business is limited to the offer and sale of securities issued by Farmland. This offering is being made in compliance with terms of a partial exemption from requirements of Schedule E of the NASD Bylaws; no persons, other than persons associated with Farmland or FSC, participated in determining the price and other terms of the securities offered hereby. See "Plan of Distribution."


POTENTIAL TAXABLE GAINS OR LOSSES FROM THE EXCHANGE

     An exchange of Certificates in a transaction permitted by this Prospectus could result in a gain or a loss for purposes of determining taxable income of holders of Certificates. See "Exchange Offer."


                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data as of the end of, and for each of the years in the five-year period ended August 31, 1994 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial statements as of August 31, 1994 and 1993 and for each of the years in the three-year period ended August 31, 1994, and the independent auditors' report thereon, are included elsewhere herein. The selected consolidated financial data as of and for the three-month periods ended November 30, 1994 and November 30, 1993 are derived from unaudited condensed consolidated financial statements of the Company included elsewhere herein. The information set forth below should be
read in conjunction with information included elsewhere herein:   Management's
Discussion and Analysis of Financial Condition and Results of Operations, the consolidated financial statements and related notes, and the independent auditors' report which contains an explanatory paragraph concerning income tax adjustments proposed by the Internal Revenue Service on the gain on sale of and certain distributions by Terra Resources, Inc.

                                Three Months Ended
                            November 30    November 30                      Year Ended August 31
                                1994          1993           1994        1993         1992         1991         1990
                                                     (Dollars in Thousands)
  SUMMARY OF OPERATION:  (1)(2)(3)
  Net Sales         . . . .  $ 1,616,167  $  1,473,992   $  6,677,933 $ 4,722,940  $ 3,429,307  $ 3,638,072 $  3,377,603
  Interest Expense (net of
    interest capitalized)    $    13,443  $     13,133   $     51,485 $    36,764  $    27,965  $    36,951 $     30,090
  Income (Loss) Before
    Income Taxes,
    Patronage Refunds and
    Extraordinary Item    .  $    56,713  $     11,494   $     78,766 $   (36,833) $    70,504  $    50,166 $     58,184

  Income (Loss) before
    Patronage Refunds   . .  $    47,945  $     10,735   $     73,876 $   (30,400) $    62,313  $    42,693 $     48,580

  DISTRIBUTION OF NET INCOME:
  Patronage Refunds:
    Equity Reinvestments  .         N/A           N/A    $     44,032 $     1,155  $     1,038  $    17,837 $     24,403
  Cash or Equivalent  . . .         N/A           N/A          26,580         495       17,918       12,571        8,800
  Earned Surplus and
    Other Equities  . . . .         N/A           N/A           3,264     (32,050)      43,357       12,285       15,377
                    . . . .  $      N/A   $       N/A    $     73,876 $   (30,400) $    62,313  $    42,693 $     48,580
  Ratio of Earnings (Loss) to
    Fixed Charges (4)   . .         4.4           1.6            2.1       Note 4         2.5          1.9          2.2

  BALANCE SHEETS:
  Working Capital . . . . .  $   300,890  $    258,527   $    290,704 $   260,519  $   208,629  $   122,124 $    121,518
  Property, Plant and
    Equipment, Net  . . . .  $   506,992  $    506,282   $    501,290 $    504,378 $   446,002  $   490,712 $    469,710
  Total Assets      . . . .  $ 1,920,378  $  1,834,401   $  1,926,631 $  1,719,981 $ 1,526,392  $ 1,369,231 $  1,352,889
  Long-Term Debt    . . . .  $   493,161  $    473,134   $    517,806 $    485,861 $   322,377  $   291,192 $    273,071
  Capital Shares
    and Equities . . . . . . $   584,860  $    561,648   $    585,013 $    561,707 $   588,129  $   497,364 $    476,011

  See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for details.

(1) On July 28, 1983, Farmland sold the stock of Terra Resources, Inc. ("Terra"), a wholly-owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237,200,000 for tax reporting purposes. During 1983, and prior to the sale of the Terra stock, Farmland received certain distributions from Terra totaling $24,800,000. For tax purposes, Farmland claimed intercorporate dividends-received deductions for the entire amount of such distributions.

    On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70,775,000. The asserted deficiencies relate primarily to the Company's tax treatment of the sale of the Terra stock and the distributions received from Terra prior to the sale. The IRS asserts that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset, and that, as a nonexempt cooperative, Farmland was not entitled to an intercorporate dividends-received deduction in respect of the 1983 distribution by Terra. It further asserts that Farmland incorrectly characterized gains for tax purposes aggregating approximately $14,600,000, and a loss of approximately $2,300,000, from the disposition of certain other assets. On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. Discovery and other pre-trial phases of the case have been substantially completed. The originally scheduled trial date of March 6, 1995 has been vacated. It is presently contemplated that a limited court hearing, if necessary, will be held in June 1995, and that briefs in the case will be filed by late fall of 1995.

    If the IRS ultimately prevails on all of the adjustments asserted in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85,800,000 plus accumulating statutory interest thereon through December 31, 1994, of approximately $159,668,000 (before tax benefits of the interest deduction). In addition, such adjustments would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5,000,000 plus applicable statutory interest thereon.

    No provision has been made in the consolidated financial statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims and will continue to vigorously pursue their favorable resolution through the pending litigation.

    In the opinion of Bryan Cave, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that (i) Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct; and (ii) Farmland properly claimed a dividends-received deduction in respect of the 1983 distributions which it received from Terra prior to the sale of the Terra stock. Counsel has further advised, however, that none of the issues involved in these disputes is free from doubt, and that there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.

    Should the IRS ultimately prevail on all of its asserted claims, all claimed federal and state income taxes as well as accrued interest would become immediately due and payable, and would be charged to current operations. In such case, the Company would be required to renegotiate agreements with its banks to maintain compliance with various requirements of such agreements, including working capital and funded indebtedness provisions. However, no assurance can be given that such renegotiation would be successful. Alternatives could include other financing arrangements or the possible sale of assets.

(2) During the year ended August 31, 1991, the Company changed its method for inventory pricing of certain petroleum inventories from the first-in, first out (FIFO) method previously used to the last-in, first out (LIFO) method because the LIFO method better matches current costs with current revenues. Pro forma effects of retroactive application of the LIFO method are not determinable.

(3) Acquisitions and Dispositions:

    (a) In October 1993, the Company acquired approximately 53% of the common stock of National Carriers, Inc. ("NCI") and increased its ownership of NCI to 79% in August 1994. NCI is a trucking company located in Liberal, Kansas. NCI provides substantially all the trucking service needs of NBPC. The purchase price of NCI ($4,423,000) was paid in cash. See note 2 of the notes to consolidated financial statements.

    (b) In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain"). The purchase price for Tradigrain ($31,367,000) was paid in cash. See note 2 of the notes to consolidated financial statements.

    (c) During 1993, Farmland obtained a 58% interest in National Beef Packing Company, L.P. ("NBPC"), a limited partnership. Effective April 15, 1993, NBPC acquired Idle Wild Food's beef packing plant and feedlot located in Liberal, Kansas. See note 2 of the notes to consolidated financial statements.

    (d) On August 30, 1993, CFA purchased 10,113,000 shares of its voting common stock from Farmland as part of a recapitalization plan which established CFA as an independent finance association for its members. As a result of CFA's stock purchase and amendments to CFA's bylaws, Farmland did not have voting control of CFA at August 31, 1993 and, therefore, did not include CFA in its consolidated balance sheet at August 31, 1993. Farmland's remaining investment in CFA is being accounted for by the cost method.


    (e) Effective June 30, 1992, the Company acquired the grain marketing assets of Union Equity Co-Operative Exchange ("Union Equity"). See
        note 2 of the notes to consolidated financial statements.

    (f) The following unaudited financial information for the year ended
        August 31, 1993 and 1992 presents pro forma results of operations of the Company as if the disposition of CFA and the acquisition of NBPC had occurred at the beginning each period presented.  The pro forma financial information includes adjustments for amortization of goodwill, additional depreciation expense, and increased interest expense on debt assumed in the acquisitions.  The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity which excluded CFA and included Union Equity and NBPC for the full years
        1993 and 1992.  See note 2 of the notes to consolidated financial statements.
                                                                   August 31 (Unaudited)
                                                                   1993                 1992
                                                                   (Amounts in Thousands)
           Net sales . . . . . . . . . . . . . . . . . . .   $       5,357,867       $    5,441,303

           Income (loss) before extraordinary item . . . .   $         (44,040)      $       47,225

(4) In computing the ratio of earnings to fixed charges, income (loss) represents pretax income (loss) for the enterprise as a whole including 100% of such income (loss) of minority-owned subsidiaries which have fixed charges, the registrant's share of 50%-owned persons and any distributed earnings (but not losses or undistributed earnings) of less-than-fifty percent-owned persons plus fixed charges. Fixed charges consist of interest and finance charges on all indebtedness plus that portion of rentals considered to be the interest factor. Income was inadequate to cover fixed charges for the year ended August 31, 1993. The dollar amount of the coverage deficiency was $36,609,000.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     The Company maintains two primary sources for debt capital: a continuous public offering of its debt securities and bank lines of credit.

     The Company's debt securities are offered on a best-efforts basis by Farmland Securities Company and American Heartland Investments, Inc. and may be offered by selected broker-dealers. The types of securities offered include certificates payable on demand and five- and ten-year subordinated debt certificates. The total amount of such debt outstanding and the flow of funds to, or from, the Company as a result of this public offering is influenced by the rate of interest which Farmland establishes for each type of debt certificate offered and by options of Farmland to call for redemption certain of its outstanding debt certificates. During the year ended August 31, 1994, and the three months ended November 30, 1994, the outstanding balance of demand loan and subordinated debt certificates increased $17.6 million and $9.4 million, respectively.

     Farmland has a $650.0 million syndicated credit facility provided by eight domestic and international banking institutions. This agreement provides short-term credit of up to $450.0 million to finance seasonal operations and inventory, and revolving term credit of up to $200.0 million. At November 30, 1994, short-term borrowings under this facility were $139.0 million, revolving term borrowings were $80.0 million and $59.1 million was being utilized to support letters of credit issued on behalf of Farmland by participating banks.

    Farmland pays commitment fees of 1/8 of 1% annually on the unused portion of the short-term commitment and 1/4 of 1% annually on the unused portion of the revolving term commitment. In addition, Farmland must maintain consolidated working capital of not less than $150.0 million, consolidated net worth of not less than $475.0 million and funded indebtedness and senior funded indebtedness of not more than 52% and 43% of capitalization, respectively. All computations are based on consolidated financial data adjusted to exclude nonrecourse subsidiaries (as defined in the credit agreement). At November 30, 1994, Farmland was in compliance with all covenants.

     The Company maintains other borrowing arrangements with banks and financial institutions. Under such agreements, at November 30, 1994, $48.3 million was borrowed and letters of credit issued by banks amounted to $2.2 million. Financial covenants of these arrangements are not more restrictive than the Company's syndicated credit facility.

     In the opinion of management, these arrangements for debt capital are adequate for the Company's present operating and capital plans. However, alternative financing arrangements are continuously evaluated.

     National Beef Packing Company ("NBPC"), 58%-owned by Farmland, maintains borrowing agreements with a bank which provides financing support for its beef packing operations. Borrowings under this credit agreement are nonrecourse to Farmland or Farmland's other affiliates. At November 30, 1994, $82.6 million was available under this agreement of which $59.4 million was borrowed and $8.5 million was utilized to support letters of credit. All assets of NBPC (carried at $152.4 million) are pledged to support its borrowings.

     Tradigrain, which is comprised of seven international grain trading subsidiaries of Farmland, has borrowing agreements with various international banks which provide financing and letters of credit to support current international grain trading transactions. Obligations of Tradigrain under these loan agreements are nonrecourse to Farmland or Farmland's other affiliates.

     Leveraged leasing has been utilized to finance railcars and a substantial portion of crop production equipment. Under the most restrictive covenants of its leases, the Company has agreed to maintain working capital of at least $75 million, consolidated funded indebtedness not greater than 65% of consolidated capitalization, and consolidated senior funded indebtedness not greater than 50% of consolidated capitalization.

     As a cooperative, a portion of Farmland's annual net income is distributed to its members, associate members and patrons with which it is a party to a currently effective patronage refund agreement. For this purpose, annual net income or loss shall be determined in accordance with income tax regulations in 1994 and in accordance with generally accepted accounting principles in 1995 and after. Such income is identified to transactions with members eligible to receive patronage refunds ("member-sourced income") or to transactions with parties not entitled to receive patronage refunds ("nonmember-sourced income"). The annual nonmember-sourced income or loss is adjusted for the amount of applicable income tax expense or benefit thereon and the amount remaining is transferred to retained earnings. The member-sourced income is distributed to members as patronage refunds unless the earned surplus account, after such distribution, would be lower than 30% of the sum of the prior year-end balance of outstanding common stock, associate member stock, capital credits, nonmember capital and patronage refunds for reinvestment. In such cases, member-sourced income shall be reduced by the lesser of 15% or an amount required to increase the earned surplus account to the required 30%. The amount by which the member-sourced income is so reduced is treated as nonmember-sourced income. The member-sourced income remaining is distributed to members as patronage refunds. For the years ended August 31, 1994, 1993 and 1992, the earned surplus account exceeded the required amount by $2.3 million, $3.8 million and $49.5 million, respectively.

     Generally, a portion of the patronage refund is distributed in cash and the balance (the "invested portion") is distributed in common stock, associate member common stock, or capital credits (depending on the membership status of the recipient), or the Board of Directors may determine to distribute the invested portion in any other form or forms of equities. The invested portion of the patronage refund is determined annually by the Board of Directors but such invested portion shall not, for any year, exceed 80% of the total patronage refunds. The invested portion of the patronage refund is a source of funds from operations which is retained for use in the business and increases Farmland's equity base. Common stock and associate member common stock representing the invested portion of patronage refunds may be redeemed by cash payments from Farmland to holders thereof who participate in Farmland's base capital plan. Capital credits and other equities of Farmland and Farmland Foods, Inc. may be redeemed under other equity redemptions. The base capital plan and other equity redemption plans are explained under the heading "Equity Redemption Plans."

     In 1994, operations generated a net cash inflow of $106.0 million. Other major cash sources include $34.6 million from dispositions of investments and notes receivables, $17.6 million (net) from investors in demand loan and subordinated debt certificates and $17.1 million from sales of property, plant and equipment.

     The primary uses of cash include $69.8 million for capital additions or improvements, $36.6 million (net) for repayment of bank loans and other notes payable, $35.8 million for acquisition of businesses (Tradigrain and National Carriers, Inc.) and $22.1 million for investments and notes receivables.

     Major uses of cash during the three months ended November 30, 1994 include net payments of $109.1 million to decrease the balance of bank loans and other notes outstanding, $26.2 million for patronage refunds and dividends distributed from income of the 1994 fiscal year, $20.8 million for capital expenditures, $12.1 million for the redemption of equities under the Farmland base capital plan and special redemption plan and $9.2 million for acquisition of investments. Major sources of cash include $58.7 million from operations, $57.5 million from an increase in the balance of checks and drafts outstanding and $9.4 million from an increase in the balance of demand loan and subordinated debt outstanding.

     On July 28, 1983, Farmland sold the stock of Terra Resources, Inc. ("Terra"), a wholly-owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237,200,000 for tax reporting purposes. During 1983, and prior to the sale of the Terra stock, Farmland received certain distributions from Terra totaling $24,800,000. For tax purposes, Farmland claimed intercorporate dividends-received deductions for the entire amount of such distributions.

     On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70,775,000. The asserted deficiencies relate primarily to the Company's tax treatment of the sale of the Terra stock and the distributions received from Terra prior to the sale. The IRS asserts that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset, and that, as a nonexempt cooperative, Farmland was not entitled to an intercorporate dividends-received deduction in respect of the 1983 distribution by Terra. It further asserts that Farmland incorrectly characterized gains for tax purposes aggregating approximately $14,600,000, and a loss of approximately $2,300,000, from the disposition of certain other assets. On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. Discovery and other pre-trial phases of the case have been substantially completed. The originally scheduled trial date of March 6, 1995 has been vacated. It is presently contemplated that a limited court hearing, if necessary, will be held in June 1995, and that briefs in the case will be filed by late fall of 1995.

     If the IRS ultimately prevails on all of the adjustments asserted in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85,800,000 plus accumulating statutory interest thereon through December 31, 1994, of approximately $159,668,000 (before tax benefits of the interest deduction). In addition, such adjustments would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5,000,000 plus applicable statutory interest thereon.

     No provision has been made in the consolidated financial statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims and will continue to vigorously pursue their favorable resolution through the pending litigation.

     In the opinion of Bryan Cave, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that (i) Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct; and (ii) Farmland properly claimed a dividends-received deduction in respect of the 1983 distributions which it received from Terra prior to the sale of the Terra stock. Counsel has further advised, however, that none of the issues involved in these disputes is free from doubt, and that there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.

     Should the IRS ultimately prevail on all of its asserted claims, all claimed federal and state income taxes as well as accrued interest thereon would become immediately due and payable, and would be charged to current operations. In such case, the Company would be required to renegotiate agreements with its banks to maintain compliance with various requirements of such agreements, including working capital and funded indebtedness provisions. However, no assurance can be given that such renegotiation would be successful.
Alternatives could include other financing arrangements or the possible sale of assets.


RESULTS OF OPERATIONS

YEARS ENDED AUGUST 31, 1994, 1993 AND 1992

     The Company's revenues depend to a large extent on conditions in agriculture and may be volatile due to factors beyond the Company's control, such as weather, crop failures, federal agricultural programs, production efficiencies, and direct imports or exports. In addition, global variables which affect supply, demand and price of crude oil and refined fuels impact the Company's petroleum operations. Management cannot determine the extent to which future operations of the Company may be impacted by these factors. The Company's cash flow and net income may continue to be volatile as conditions affecting agriculture and markets for the Company's products change.

     The increase (decrease) in sales and operating profit by business segment in each of the years in the three-year period ended August 31, 1994, compared with the prior year is presented in the table below.  Management's discussion of business segment sales, operating profit or loss and other factors affecting the
Company's income before income taxes and extraordinary item during 1994, 1993 and 1992 follows the table.
                                                                                        Income Before Income Taxes and
                                                       Sales-Increase (Decrease)        Extraordinary Item-Increase (Decrease)
                                                 1994       1993      1992        1994       1993      1992
                                               Compared   Compared  Compared    Compared   Compared  Compared
                                               with 1993 with 1992  with 1991   with 1993 with 1992  with 1991
                                                       (Amounts in Millions)                   (Amounts in Millions)
    Sales and Operating Profit of
      Business Segments:
          Petroleum . . . . . . . . . . . . .  $    (32) $     (92) $    (210)  $     32  $     (13) $     17
          Crop Production . . . . . . . . . .       278        (13)      (138)        74        (60)      (13)
          Feed  . . . . . . . . . . . . . . .        49         34        (21)        (4)        (1)       (3)
          Food Processing and  Marketing  . .       943        563         21          4         (8)       14
          Grain Marketing*  . . . . . . . . .       674        798        155        (34)         1        (1)
          Other . . . . . . . . . . . . . . .        43          4        (16)        (4)         7       (10)
                                               $  1,955  $   1,294  $    (209)  $     68  $     (74) $      4

    Corporate Expenses and Other:
      General corporate expenses (increase) decrease  . . . . . . . . . . . .         (9)         9        13
      Other income and deductions (net) increase (decrease)   . . . . . . . .         14          7        (5)
      Interest expense (increase) decrease  . . . . . . . . . . . . . . . . .        (14)        (9)        9
      Equity in income (loss) of investees  . . . . . . . . . . . . . . . . .         23        (10)       (1)
      Minority owners' interest in loss
          (income) of subsidiaries  . . . . . . . . . . . . . . . . . . . . .          5         (1)      -0-
      Provision for (loss) on disposition of assets   . . . . . . . . . . . .         29        (29)      -0-
      Income before income taxes and extraordinary item   . . . . . . . . . .   $    116  $    (107) $     20

    * Grain marketing operations were acquired in 1992

   In computing the operating profit (loss) of a business segment, none of the following have been added or deducted: corporate, general and administrative expenses which cannot practicably be identified or allocated to a business segment, interest expense, equity in income (loss) of investees, and miscellaneous income or deductions.


PETROLEUM

  SALES

     Sales of petroleum products reflect a decrease of $31.9 million in 1994 compared with 1993 primarily due to lower prices of refined fuels and propane. The effect of lower prices was to reduce reported sales by approximately
$62.4 million. Part of this decrease was offset by the effect of a 6% increase of refined fuels and propane unit sales.

     Sales of the petroleum segment decreased $92.2 million in 1993 compared with 1992, primarily a result of 12% lower unit sales of refined fuels (gasoline, diesel and distillates) and a 2% decline of the average selling price. Unit sales decreased principally because the Company sold its investment in National Cooperative Refinery Association ("NCRA") in June 1992. The refined fuels unit sales decrease in 1993 reduced sales by approximately $92.2 million compared with 1992 and lower prices of refined fuels reduced sales by $17.7 million. Sales of other products (principally asphalt and coke) decreased $12.4 million. Propane sales increased approximately $30.1 million in 1993 due to 27% higher unit sales and 18% higher prices.

     In 1992, sales of petroleum products declined $209.7 million compared with 1991. This decrease resulted primarily because unit sales of refined products (gasoline, distillate and diesel) and the average price of these products were lower in 1992 than 1991 by 19% and 16%, respectively. The unit sales and price declines reduced sales of these products by approximately $37.3 million and $154.2 million, respectively. In addition, propane prices in 1992 averaged approximately 82% of the prior year's level, which reduced sales by approximately $13.5 million.

  OPERATING PROFIT

    Results from petroleum operations increased $31.7 million primarily because unit margins on diesel fuels with low levels of sulfur (required by the Environmental Protection Agency for diesel fuel sold after September 30, 1993) were higher than the corresponding period of the prior year. These margins were significantly higher immediately after the crossover to the low sulfur level diesel. In addition, margins on other refined fuels improved because the cost per barrel of crude oil decreased and because production at the Coffeyville, Kansas refinery was substantially higher than in the prior year. Unit margins on diesel fuels with low sulfur levels have decreased to, and are expected to remain, near normal levels.

     Operating profit of the petroleum segment decreased $12.8 million in 1993 compared with 1992. The favorable effects of improved margins in propane and lower marketing and administrative expenses were more than offset by the unfavorable effects of lower income from distributing fuels produced by NCRA and the write-down to market value of certain petroleum inventories.

    Operating profit of the petroleum segment was $8.2 million in 1992 compared with a loss of $9.3 million loss in 1991. Most of this improvement resulted from elimination in 1992 of losses experienced in 1991 on petroleum futures contracts. The Company changed its hedging practice in March 1991.


CROP PRODUCTION

  SALES

    Crop production sales in 1994 increased $278.5 million compared with 1993 due to higher plant nutrient prices and unit sales. The average price per ton of nutrient increased approximately 13.3% and unit sales increased approximately 1.1 million tons or 18%.

     Sales of the crop production segment decreased $13.0 million in 1993 compared with 1992. Nitrogen fertilizer sales increased $54.1 million due to 8% higher unit sales and because the average selling price increased 3%. Phosphate fertilizer sales decreased $67.1 million. This decrease is primarily a result of the sale of the Green Bay, Florida phosphate plant to a 50%-owned joint venture. Subsequent to this sale (on November 15, 1991) export sales from the Green Bay plant have not been reported in the Company's operations. In 1992, the Company's sales included export sales from the Green Bay plant of $60.9 million.

     The crop production segment's sales declined $137.7 million in 1992 compared with 1991. Substantially all of this decrease resulted from lower unit sales and prices for phosphate fertilizers. The Company reported 30% lower phosphate unit sales in 1992 which reduced sales approximately $117.3 million. This decrease resulted principally from the sale on November 15, 1991 of the Green Bay, Florida phosphate plant to a 50%-owned joint venture. In addition, sales of phosphate fertilizer decreased approximately $18.2 million, because the average price was 7% lower. Sales of turf and garden products were approximately $2.9 million lower.

  OPERATING PROFIT

     Operating profits of the crop production business in 1994 increased $74.4 million compared with 1993. This increase resulted from higher unit sales and unit margins. Unit margins in 1994 were approximately twice the level of 1993 which increased operating profit in this segment approximately $66.8 million. Unit sales increased over one million tons (18%) which increased operating profit approximately $10.8 million. In addition, included in the statement of operations in the caption, "Equity in income (loss) of investees", is $15.3 million in 1994 representing the Company's share of net income from fertilizer joint ventures. This is an increase of $23.4 million compared with 1993.
Demand for plant nutrients in 1994 was stronger than in 1993 due to an increase in the number of acres under cultivation, principally corn acreage (corn acreage harvested was relatively low in 1993 due to wet weather and the resulting floods in the Company's trade territory). In addition, demand for plant nutrients was stimulated by favorable weather conditions during the fall and spring application seasons. The increased demand for plant nutrients translated into higher unit sales and margins and contributed significantly to the Company's increased net income in 1994.

     Operating profit of the crop production segment decreased $60.3 million in 1993 compared with 1992, primarily because of 29% higher natural gas cost (the principal raw material consumed in producing nitrogen fertilizer) which was not recovered through selling prices. Fertilizer margins decreased approximately $43.2 million because of higher gas cost. In addition, phosphate fertilizer margins decreased approximately $7.1 million because decreased phosphate fertilizer selling prices more than offset decreased cost. In addition, the Company's share of the net loss of fertilizer ventures (included in the Company's statement of operations in the caption, "Equity in loss of investees"), was $8.2 million in 1993 compared with a loss of $1.3 million in 1992.

     The crop production segment's operating profit of $111.9 million decreased $13.4 million in 1992 compared with 1991. The decrease resulted primarily from lower phosphate fertilizer selling prices and from realignment of the Company's phosphate fertilizer production operations into two 50%-owned ventures.


FEED

  SALES

     Sales of feed products increased $48.7 million in 1994 compared with 1993. Unit sales of formula feed and feed ingredients each increased approximately 10% which generated a $39.6 million increase in sales. The balance of the sales increase resulted primarily from higher feed ingredient prices.

     Sales of the feed segment increased $33.9 million in 1993 compared with 1992, primarily because of higher unit sales. Formula feed unit sales increased approximately 9% which increased sales $20.3 million. Feed ingredients unit sales increased approximately 12% which increased sales by $18.0 million. In addition, sales of animal health products increased $2.5 million. Lower formula feed selling prices partly offset the effect of higher unit sales.

     The feed segment's sales for 1992 decreased $20.9 million compared with 1991, principally because feed ingredients unit sales decreased 22%. Unit sales of feed ingredients decreased because sales efforts were directed from products with near break-even margins to products with higher margins. Feed ingredient sales decreased approximately $41.7 million because of the unit sales decline. Feed ingredient prices increased an average of 8% which increased sales by approximately $11.2 million and formula feed sales increased $6.8 million, principally due to higher unit sales.

  OPERATING PROFIT

     Operating profit of the feed business segment decreased $3.7 million in 1994 compared with 1993. Gross margins decreased approximately $.5 million reflecting lower margins on feed ingredients and pet food of $.8 million and $.4 million, respectively, partly offset by $.7 million higher margins on animal health products. In addition, sales marketing and feed administration expenses increased $3.2 million primarily due to higher commissions and other variable compensation plans.

     Operating profit of the feed segment of $20.7 million in 1993 decreased slightly compared with 1992. The decrease was due to the impact of lower selling prices.

     Operating profit of the feed segment for 1992 of $21.3 million decreased $3.2 million compared with 1991. The decrease resulted from $1.3 million lower patronage refund income on purchases from other cooperatives and from $2.2 million higher expenses partly offset by $.4 million higher gross margins.


FOOD PROCESSING AND MARKETING

  SALES

     Sales of the food marketing and processing business increased $943.0 million in 1994 compared with 1993. Sales of beef increased $735.5 million principally because National Beef Packing Company, L.P. ("NBPC") has been included in the Company's 1994 results for the full year. NBPC was acquired in April 1993. Pork sales increased $207.5 million, due mostly to including operations of the Monmouth, Illinois plant in the Company's results for a full year in 1994. This plant was acquired in February 1993. In addition, sales of specialty meats of the Carando division increased $13.0 million.

     Food marketing sales increased $562.5 million in 1993 compared with 1992, primarily due to business acquisitions. In April 1993, the Company and partners organized National Beef Packing Company, L.P. ("NBPC"). Farmland obtained a 58% ownership interest in NBPC which acquired a beef packing plant and feedlot located in Liberal, Kansas. As a result of this acquisition, the Company's sales included beef sales of $442.1 million in 1993. In February 1993, Foods, a 99%-owned subsidiary, purchased a pork processing plant located at Monmouth, Illinois. As a result of this acquisition, sales of pork products increased approximately $90.0 million. Sales of fabricated pork products at the Company's other plants increased $17.0 million and sales of specialty meats of the Carando division increased $8.3 million.

     Sales of the food marketing segment in 1992 increased $21.1 million compared with 1991. Sales of specialty meats increased $50.3 million primarily because these products were not included in sales for 1991 prior to April 1, when the Company acquired three specialty meats plants. Fresh and processed pork sales were lower than in 1991 because the effect of lower wholesale prices was greater than the effect of higher unit sales.

  OPERATING PROFIT

     Operating profit in the Food Marketing and Processing business segment of $20.6 million in 1994 reflects an increase of $4.1 million compared with 1993. The increase includes $13.0 million higher operating profit of the pork business partly offset by an $8.9 million decrease of operating profit of the beef business. Operating profit from pork marketing and processing operations increased primarily due to higher volume and higher margins on fresh pork, branded pork, hams and specialty meats of the Carando division. Operating profit of the beef business decreased owing to weak consumer demands for beef and industry price competition.

     Operating profit of the food marketing segment decreased $8.7 million in 1993 compared with 1992. The decrease is primarily due to 4.6% higher live hog cost. Margins on fabricated products and hams increased $3.6 million and $4.4 million, respectively, and margins on beef products (not included in the Company's operations in 1992) were $4.2 million. These increases resulted from acquisitions which increased sales as discussed above. However, these increases were more than offset by the effects of 4.6% higher cost of live hogs which could not be fully recovered through increased wholesale prices of fresh and processed pork products and by higher selling and administrative expenses.

     Operating profits of the food marketing segment for 1992 increased $13.8 million compared with 1991. The improvement includes higher gross margins of approximately $26.8 million, partially offset by approximately $13.4 million higher selling, general and administrative expenses. The gross margin increase includes $9.9 million higher margins on specialty meats attributable to ownership of specialty meats plants during all of 1992, compared with only five months of 1991. Additional improvements of gross margins resulted from a more favorable spread between the costs of live hogs and wholesale pork prices, from higher unit sales, and from a shift of sales to value-added products with higher unit margins. Selling, general and administrative expenses of this segment increased, primarily due to expenses incurred in connection with the specialty meats plants which were operated by the Company for only five months in the prior year.


GRAIN MARKETING

  SALES AND OPERATING PROFIT

     Grain sales increased $673.6 million in 1994 compared with 1993 primarily due to the acquisition of Wells-Bowman Trading Company and from operating elevators in Utah and Idaho which were leased to the Company in 1994.

     The grain marketing business had an operating loss of $33.5 million in 1994 compared with near break-even operations in 1993. The operating loss in 1994 includes an operating loss of $14.4 million in the international operations of Tradigrain and an operating loss of $19.1 million in the Company's Union Equity division. The loss in 1994 resulted primarily from negative unit margins on international grain transactions and higher domestic operating expenses.

     Grain operations which were acquired in July 1992, reported sales for the full year in 1993 of $953.5 million. Sales for the two months ended August 31, 1992 were $155.2 million.

     In 1993, operating profit of the grain business was $.1 million compared with a loss of $.7 million for the two months ended August 31, 1992. In 1993, grain marketing operations were relocated to Kansas City from Enid, Oklahoma, an export elevator at Houston, Texas was sold and certain duplicative administrative assets costs were eliminated. As a result, cost reductions were realized in 1993.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses ("SG & A") increased $81.5 million in 1994 compared with 1993. However, as a percent of sales, these expenses were slightly lower in 1994 than in 1993. Approximately $17.6 million of the increase resulted from acquisition of Tradigrain and National Carriers, Inc. and from including NBPC in the Company's financial statements for the full year in 1994. Approximately $29.0 million of the increase was in pork marketing and processing and resulted primarily from including the Monmouth, Illinois pork plant in the Company's operations for a full year, and from higher sales of pork. Farm supply businesses and the grain marketing business had higher SG & A of $13.1 million and $3.4 million, respectively. The balance of the SG & A increase was primarily variable compensation plans.

     These expenses decreased $12.3 million in 1993 compared with 1992 primarily due to SG & A directly connected to business segments. Corporate, general and administrative expenses, not identified to business segments (see note 12 of the notes to consolidated financial statements), decreased $6.3 million in 1993 compared with 1992.

     In 1992, corporate general and administrative expenses not identified to business segments decreased $5.2 million compared with 1991. This decrease was mostly lower retirement plan costs, reduced corporate advertising and reduced coverage and cost of liability insurance.


OTHER INCOME (DEDUCTIONS)

  INTEREST EXPENSE

     Interest expense reflects an increase of $14.7 million in 1994 compared with 1993. The increase is primarily attributable to including the interest costs of NBPC's beef operations in the Company's financial statements for a full year in 1994, the acquisition of National Carriers, Inc. and Tradigrain in May 1994 and by higher interest rates.

     Interest expense increased $8.8 million in 1993 compared with 1992 due to an increase of the average level of borrowings, partly offset by lower interest rates. Interest expense decreased $8.9 million in 1992 compared with 1991. The decrease results from lower borrowings and lower interest rates.

  PROVISION FOR LOSS ON DISPOSITION OF ASSETS

     At August 31, 1993, management was negotiating to sell the Company's refinery at Coffeyville, Kansas. Based on the progress of negotiation and the transactions contemplated, operations for the year ended August 31, 1993 included a $20,022,000 provision for loss on the sale of the refinery. Accordingly, the net carrying value of property, plant and equipment has been reduced by $20,022,000 in the consolidated balance sheets at August 31, 1993.
 The transactions contemplated were subject to certain conditions, including negotiation of final agreements. During 1994, management determined that final sale terms anticipated by the potential purchaser were not in the Company's best interest. Accordingly, negotiations were terminated and the sale was not consummated.

     In 1993, the Company entered discussions with a potential purchaser of a dragline. Based on these discussions, the Company estimated a loss of $6,155,000 from the sale. Accordingly, at August 31, 1993, the carrying value of the dragline was written down by $6,155,000 and a provision for this loss was included in the Company's consolidated statement of operations for the year then ended. In 1994, this sale was consummated on terms substantially as expected.

     At August 31, 1993, the carrying value of a pork processing plant at Iowa Falls, Iowa was written down by $3,253,000 to an estimated disposal value.

  OTHER, NET

     In June 1993, the Company filed a lawsuit against 43 insurance carriers and other parties (the "Defendants") seeking declaratory judgments regarding Defendants' insurance coverage obligations for environmental remediation costs. In fiscal year 1994, the Company negotiated settlements with 20 insurance companies and as part of the settlements, the Company provided Defendants with releases of various possible environmental obligations. As a result of these settlements, the Company received cash payments of $13,566,000 in 1994 and has included such amount in the caption "Other income" in the consolidated statement of operations for the year then ended.


THREE MONTHS ENDED NOVEMBER 30, 1994 COMPARED WITH THREE MONTHS ENDED NOVEMBER 30, 1993

     Operating results for any quarter are not necessarily indicative of the results expected for the full year. The principal businesses of the Company are highly seasonal. The majority of sales of farm supply products historically occur in the spring months, revenues in the beef business and in grain marketing historically are concentrated in the summer months and summer is the lowest sales period for pork products. In view of the seasonality of the Company's businesses, it must be emphasized that the results for the three months ended November 30, 1994 should not be annualized to project a full year's results.

SALES

     Sales for the three months ended November 30, 1994 increased $142.2 million or 9.6% compared with the corresponding period of the prior year. The increase includes $117.0 million higher sales of agricultural output products, $22.1 million higher sales of farm production input products and $3.1 million higher sales of other products and services.

     Sales of agricultural output products increased principally because grain sales reported in the three months ended November 30, 1994 (which reflect an increase of $95.6 million) include operations of a grain trading company acquired in May 1994 and sales at elevators in Utah and Idaho which Farmland leased in February 1994. These operations were not included in financial reports of the Company for the first quarter of the prior year. In addition, sales of beef and pork increased $15.1 million and $6.3 million, respectively. This increase resulted from higher unit sales of beef and pork partly offset by lower unit prices of pork.

     The increased sales of farm production input products includes $52.9 million higher sales of crop production products, $17.2 million in lower sales of petroleum products and $13.6 million lower feed sales. Sales of crop production products increased because unit prices of plant nutrients increased approximately 19% and unit sales of these products increased approximately 4%. Sales of petroleum products decreased because of lower refined fuel and propane prices and lower propane unit sales. Feed sales decreased because of lower formula feed unit sales and because of lower prices of formula feed and feed ingredients.


INCOME BEFORE PATRONAGE REFUNDS


    Income before patronage refunds of $47.9 million for the three months ended November 30, 1994 increased $37.2 million compared with the corresponding period of the prior year. Operating profit in the Company's crop production and food marketing businesses increased $33.2 million and $
23.1 million, respectively. In addition, the Company's share of net income from joint ventures engaged in crop production and beef packing operations increased $5.5 million and $4.5 million, respectively. These increases were partially offset by decreased operating profits of $13.8 million in petroleum, $2.8 million higher general corporate expenses and by an $8.0 million increase of the provision for income taxes.

   Operating profit of the crop production business increased in the three months ended November 30, 1994 as a result of higher prices of nitrogen-based products coupled with decreased per unit costs of natural gas (the principal raw material used in production of nitrogen-based plant nutrients). Income of crop production joint ventures increased because of 15% higher market prices of phosphate fertilizers.

   Operating profit of the food marketing business increased in the three months ended November 30, 1994 compared with the corresponding period of the prior year with improved results in pork and beef. Pork processing and marketing operating profit increased $19.0 million primarily due to increased margins on fresh pork products partially offset by slightly higher promotional expenses. Operating profits in the beef business were $2.0 million in the three months ended November 30, 1994 compared with a loss of $2.1 million in the corresponding period of the prior year. This increase is attributable to higher market prices for beef and the availability of cattle at more favorable cost levels. In addition, the income of Hyplains Beef, a 50%-owned joint venture, increased due to higher unit production and sales of boxed beef products.

   The increase of operating profits of the crop production and food marketing businesses in the three months ended November 30, 1994 (as described above) are attributable to favorable spreads between selling prices and raw material costs (natural gas in the case of nitrogen-based fertilizers and live hogs and cattle in the food marketing business). These price and cost factors are beyond the control of the Company's management and have been volatile in the past. Accordingly, management cannot determine the extent to which these factors will continue to favorably affect the Company's business. The Company's cash flow and income may continue to be volatile as conditions affecting agriculture, costs and markets for the Company's products change.


     Results from petroleum operations decreased due to lower unit sales of refined fuels and propane coupled with lower prices for refined fuels.

    Selling, general and administrative expenses increased $9.4 million in the three months ended November 30, 1994 compared with the corresponding period the prior year. Approximately $6.6 million of the increase was directly connected to business segments, primarily the output businesses (grain, beef and pork) and related to increased sales. Corporate general expenses, not identified to business segments, increased $2.8 million ensuing primarily from higher cost of variable compensation plans and employee pension expenses.

    The estimated effective tax rate for the three months ended November 30, 1994 is based on historical effective rates. The actual effective tax rate may be subject to subsequent refinement or revision. The effective tax rate for fiscal year 1994 has been used to provide income taxes for the three months ended November 30, 1993.


RECENT ACCOUNTING PRONOUNCEMENTS

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board ("FASB") in May 1993 and is effective for fiscal years beginning after December 15, 1993 (the Company's 1995 fiscal year). Statement 115 expands the use of fair value accounting and the reporting for certain investments in debt and equity securities. Management expects the adoption of Statement 115 will not have a significant impact on the Company's consolidated financial statements.

     Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits," was issued by the FASB in November 1992 and is effective for fiscal years beginning after December 15, 1993 (the Company's 1995 fiscal year). Statement 112 establishes standards of accounting and reporting for the estimated cost of benefits provided to former or inactive employees. Management expects that the adoption of Statement 112 will not have a significant impact on the Company's consolidated financial statements.

                 DETERMINATION OF THE CERTIFICATE INTEREST RATE

  The Certificate Interest Rate ("CIR") is the interest rate per annum on the Certificates as determined by of Farmland, from time to time, after giving consideration to the current rates of interest established by various money markets, and Farmland's need for funds. Any change in the CIR will not affect the CIR on any Subordinated Capital Investment Certificates or Subordinated Monthly Income Capital Investment Certificates for which the full purchase price was received prior to the change. With respect to the Demand Loan Certificates, the CIR is the interest rate for Demand Loan Certificates as determined, from time to time, by the President of Farmland, in his sole discretion. Except as hereinafter provided, each Demand Loan Certificate shall earn interest at the CIR in effect on the date of issuance of such Demand Loan Certificate for a period of six (6) months only: provided, however, that if during such six (6) month period the CIR for Demand Loan Certificates is increased to a rate higher than that currently in effect for a Demand Loan Certificate, then each such Demand Loan Certificate shall earn interest at the increased rate from the effective date of the increase to the end of such Demand Loan Certificate's then current six (6) month period. Six (6) months from the date of issuance of each Demand Loan Certificate and each six (6) month anniversary date thereafter, such Demand Loan Certificate shall, if not redeemed, earn interest at the CIR for Demand Loan Certificates in effect on such anniversary date, but only for a six
(6) month period from such anniversary date, subject to the escalation provisions previously set forth. A decrease in the CIR for Demand Loan Certificates will have no effect on the CIR of any Demand Loan Certificate issued prior to the decrease unless such decreased rate is in effect on the first day of the next subsequent six (6) month period of such outstanding Demand Loan Certificate.

  On the date of this Prospectus, the CIR was 7.75% on Five-Year and 8.25% on Ten-Year Subordinated Capital Investment Certificates; 7.75% on Five-Year, and 8.25% on Ten-Year Subordinated Monthly Income Capital Investment Certificates; and 4.75% on Demand Loan Certificates. Whenever the CIR is changed, this Prospectus shall be amended to specify the interest rate in effect, after the effective date of the change as specified in the amendment, on the Certificates to be offered pursuant to such Prospectus. Whenever the CIR is changed each respective Demand Loan Certificate and Subordinated Debt Certificate owner is notified in writing of the change as specified in the amendment. Information concerning the CIR can be obtained from the Prospectus or from Farmland Securities Company, Post Office Box 7305, Kansas City, Missouri 64116 (telephone 1-800-821-8000, extension 6360). See "Description of the Ten-Year and Five-Year Subordinated Capital Investment Certificates," "Ten-Year and Five-Year Subordinated Monthly Income Capital Investment Certificates" and "Demand Loan Certificates."


                                 USE OF PROCEEDS

     The offering is made on a best efforts basis with no established minimum amount of Subordinated Debt and Demand Loan Certificates that must be sold. No assurance can be provided as to the amount of net proceeds the Company may receive as a result of this offering. Assuming that all of the Subordinated Debt and Demand Loan Certificates offered hereby are sold, net proceeds to the Company will be approximately $170,363,000 after deducting estimated commissions and expenses. Any proceeds to the Company from this offering may be used: 1) to fund portions of the Company's capital expenditures which are expected to be approximately $289.9 million through the two-year period ending August 31, 1996;
2) to refinance approximately $43.3 million of Subordinated Debt Certificates which mature at various times prior to August 31, 1996; 3) to fund call options which, subject to provisions in each respective trust indenture, may be exercised by Farmland; or 4) to redeem Subordinated Debt Certificates prior to maturity at owners' requests, restricted to the limited redemption rights of owners as described in each Subordinated Debt Certificates respective trust indenture. See "Other Matters - Capital Expenditures" and the subcaption "Redemptions" within the description of each type of certificate.

     Any proceeds in excess of amounts required for the above purposes would be applied to reduce bank or other borrowings being used to finance inventories, operations or facilities provided that such borrowings have interest rates higher than the CIR of the securities offered hereby. To the extent that proceeds from sales of the securities offered hereby are less than amounts required for these purposes, such insufficient amounts may be obtained from operations, from bank or other borrowings or from other financing arrangements.

     At November 30, 1994, under a syndicated credit facility provided by eight domestic and international banking institutions, additional borrowings of approximately $371,937,000 were available to Farmland. A summary of the terms and conditions of these credit agreements is set out in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Farmland has reserved the right to obtain funds in any manner deemed advisable. Farmland intends to maintain a continuous offering of securities as it has done in the past. Farmland has reserved the right to change the use of the proceeds of this offering due to contingencies related to the volatile nature of the Company's cash flows as discussed elsewhere herein. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - General."


                              PLAN OF DISTRIBUTION

     The securities offered by this Prospectus for cash and for exchange are offered by Farmland Securities Company ("FSC"), American Heartland Investments, Inc. ("AHI") and may be offered by other broker-dealers selected by Farmland. The offering is on a best efforts basis. There is no requirement that any minimum amount of securities offered hereby must be sold. The offering shall be for an indeterminate period of time not expected to be in excess of two years.

     FSC, located at 3315 North Oak Trafficway, Kansas City, Missouri, is a wholly-owned subsidiary of Farmland organized for the sole purpose of offering Farmland's Demand Loan and Subordinated Debt Certificates for sale to the general public and/or for exchange and to solicit offers therefor which are subject to acceptance by Farmland. FSC is a member of The National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). FSC's involvement in this offering is in compliance with terms of a partial exemption from requirements of Schedule E of the NASD Bylaws; no persons, other than persons associated with Farmland or FSC, participated in determining the price and other terms of the securities offered hereby. FSC is under no firm commitment or obligation to solicit offers for any specified amount of such debt securities. FSC's commitment is to use its best efforts to solicit such orders. Farmland will pay commissions to FSC not to exceed 4% of the aggregate price of Demand Loan Certificates and Subordinated Debt Certificates being offered. Farmland will pay all expenses and liabilities incurred by FSC, limited to an amount not to exceed 3% of the aggregate sales price of Demand Loan and Subordinated Debt Certificates being offered. FSC is a registered broker-dealer under the Securities Exchange Act of 1934, but has only limited authority to engage in the offer and sale of securities issued by Farmland. Farmland will indemnify FSC for certain liabilities under the Securities Act of 1933.

     The Company has engaged AHI, located at 110 E. Iron, P. O. Box 1303, Salina, Kansas 67402, to offer Farmland Demand Loan and Subordinated Debt Certificates to the general public and for exchange and to solicit offers therefore which are subject to acceptance by Farmland. Farmland may engage other broker-dealers that are qualified to offer and sell the Demand Loan Certificates and Subordinated Debt Certificates in a particular state and that are members of the National Association of Securities Dealers, Inc. AHI and each broker-dealer participating in this offering shall be held responsible for complying with all statutes, rules and regulations of all jurisdictions in which each participating broker-dealer offers the Demand Loan and Subordinated Debt Certificates for sale. Farmland will pay to AHI and may pay to other selected broker-dealers for their services a sales commission of not more than 4% of the face amount of Subordinated Debt Certificates and not more than 1/2 of 1% of the face amount of Demand Loan Certificates which AHI and other selected broker-dealers sell. In addition, Farmland will pay to AHI and may pay to other selected broker-dealers an unallocated due diligence and marketing fee of not more than 1/2 of 1% of the face amount of such certificates the broker-dealers sell. Farmland may indemnify AHI and other selected broker-dealers for certain liabilities arising out of violations by Farmland of blue sky laws, or the Securities Act.

     Interstate/Johnson Lane Corporation, a member of the NASD, participated as a qualified independent underwriter in the "due diligence" review with respect to the preparation of this Prospectus and received approximately $45,000 for such participation. As discussed above, Interstate/Johnson Lane Corporation will not be participating in the pricing of this issue.


                                 EXCHANGE OFFER

     Farmland is offering: (1) to the owners of its Subordinated Capital Investment Certificates the right to exchange such certificates for an equivalent principal amount of any Subordinated Monthly Income Capital Investment Certificate ($5,000 minimum) which, at the time of the exchange, is being offered by this Prospectus. The option to exchange a Subordinated Capital Investment Certificate into a Subordinated Monthly Income Capital Investment Certificate is not affected by the period of time the Subordinated Capital Investment Certificate has been held. Farmland will not redeem Subordinated Monthly Income Capital Investment Certificates prior to maturity except upon death of the owner. (2) Farmland is offering to the owners of its Subordinated Capital Investment Certificates, which have been held until eligible for redemption prior to maturity at the option of the owner, the right to exchange such certificates for an equivalent principal amount of any Subordinated Capital Investment Certificate which, at the time of the exchange, is being offered by this Prospectus. The option to exchange into Subordinated Capital Investment Certificates is affected by the period of time the outstanding certificate has been held. The required holding period is as follows:

                                                    Then, to be
       If, at the time of issuance             eligible for exchange,
           the maturity period                 the certificate must
       of the certificate held was:             have been held for:
                (In Years)                           (In Years)
                     5                                    2
                    10                                    3
                    15                                    5
                    20                                    5


     The exchange will be made effective on the day certificates eligible for exchange are received at Farmland's office in Kansas City, Missouri, provided, however, that any certificates received within a ten (10) day period preceding the record date of such certificates, the exchange shall be made effective as of the first day following such record date. The exchange is irrevocable after the effective date, but is revocable at any time prior to the effective date.
Notice of an owner's revocation may be in writing, delivered to the address given below (see "How to Accept Exchange Offer") or by telephone to (816) 459-6360. This exchange offer will expire at 12:00 P.M. Eastern Standard Time on December 31, 1995, unless terminated prior to such date. Owners of certificates eligible for exchange shall be notified by letter from Farmland at least 30 days prior to the effective date of Farmland's termination of this exchange offer.

     Any interest accrued on a certificate being exchanged will be paid on the day the exchange is made effective.

     The opinion of Robert B. Terry, Vice President and General Counsel of Farmland, which opinion is set forth herein in full as follows, is: The exchange of certificates would be considered as taxable exchanges. The basis for determining a taxable gain or loss on a taxable exchange is for an owner to take into account as gain or loss the difference between the fair market value of the security being received and his basis (usually cost) in the security being exchanged. As a practical matter, most owners should have no gain or loss since the securities were sold at 100% of Face Amount and are being exchanged at 100% of Face Amount. However, since it is possible for a prior owner to have sold his certificate to another person at a cost which is more or less than he had paid for it, a subsequent owner could have a different cost than the original issued cost. Any gain or loss recognized on a taxable exchange would be taken into account for purpose of federal income taxes as a gain or loss from the sale or disposition of a capital asset and would be short-term gain or loss unless, at the time of exchange, it had been held for a period of more than twelve months. Owners of these certificates should seek advice from their tax advisor before accepting the exchange offer.


                          HOW TO ACCEPT EXCHANGE OFFER

     The exchange offer may be accepted by delivering any of the Subordinated Capital Investment Certificates, which are eligible for exchange (see "Exchange Offer" immediately above), to Farmland Securities Company, P.O. Box 7305, Kansas City, Missouri 64116 or American Heartland Investments, Inc. P. O. Box 1303, Salina, Kansas, 67402. The certificates should be assigned to Farmland in the transfer section (on the reverse side of the certificate) and endorsed by all of the persons whose names appear on the face of the certificate. Should any registered owner be incapable of endorsing the certificate, additional documentation may be necessary. Call (816) 459-6360 or write to the above address for specific information. Should registered owners wish to have the new certificate issued to persons other than as shown on the certificate being surrendered in the exchange, the endorsement signatures must be guaranteed by a commercial bank or trust company officer or a NASD member firm representative. The exchange offer must be accompanied by a completed "Order and Receipt for Investment" form supplied by Farmland Securities Company or American Heartland Investments, Inc. The U.S. Treasury Form W-9 Backup Withholding Certificate included on the order form must be completed and signed by the principal owner of the new certificate.


                            HOW TO TRANSFER OWNERSHIP

     To transfer ownership of certificates, the certificates should be assigned to the new owner(s) in the transfer section on the reverse side of the certificate and endorsed by all persons named on the face of the certificate. Should any registered owner be incapable of endorsing the certificate, additional documentation may be necessary. Call (816) 459-6360 or write Farmland Industries, Inc., P.O. Box 7305, Kansas City, Mo. 64116, Dept. 79 for specific information. All transfer requests require that endorsement signatures be guaranteed by a commercial bank or trust company officer or an NASD member firm representative. Requests for transfer should be accompanied by a completed "Order and Receipt for Investment" form supplied by Farmland Securities
Company. The U.S. Treasury Form W-9 Backup Withholding Certificate included on the order form must be completed and signed by the new principal owner.

     The transfer will be made effective on the day certificates to be transferred are received at Farmland's office in Kansas City, Missouri, provided, however, that any certificates received within a ten (10) day period preceding the record date of such certificates, the transfer shall be made effective as of the first day following such record date.


DESCRIPTION OF THE TEN-YEAR SUBORDINATED CAPITAL INVESTMENT CERTIFICATES

     The Ten-Year Subordinated Capital Investment Certificates, hereinafter referred to as "Certificates," bearing an interest rate hereinafter described and referred to as the "Certificate Interest Rate," are issued under an indenture (the "Indenture of November 8, 1984") dated November 8, 1984, as amended January 3, 1985 and December 3, 1991, between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, as Trustee (the "Trustee.")

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 8, 1984, and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 8, 1984. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as a part of the statements, made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Certificates are direct obligations of Farmland, but are not secured and are not negotiable. Interest on the principal sum at the Certificate Interest Rate per annum is payable at the election of the owner, made at the time of purchase, (i) semiannually or (ii) at maturity or at the date of redemption if redeemed prior to maturity. See "Certificate Interest Rate" below. The Certificates are issued in amounts of $100 or more as of the first day on which offers acceptable to Farmland and accompanied by payment of the full purchase price have been received by Farmland in Kansas City, Missouri.
The Certificates mature ten years from date of issue. The payment of the principal at maturity may, at the request of the owner, be paid in a lump sum or in equal monthly, quarterly, semiannual or annual installments, including interest on the unpaid balance at the rate of six percent (6%) per annum, over a period of not more than thirty-six months.

     The issue of Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 8, 1984, but such Indenture does not limit the amount of other securities, either secured or unsecured, which may be issued by Farmland. At November 30, 1994, a total of $112,224,000 was outstanding.

     Farmland intends to mail to the Certificate owners a copy of the latest annual report containing Farmland's audited consolidated financial statements upon written request of the owner to Farmland Industries, Inc., P. O. Box 7305, Kansas City, Missouri 64116. Attention: Executive Vice President and Chief Financial Officer, Telephone (816) 459-6201.


CERTIFICATE INTEREST RATE

     The Certificate Interest Rate is the rate per annum stated on the face of the Certificate. The Certificate Interest Rate will be such as Farmland may from time to time determine but any change of the Certificate Interest Rate will not affect the Certificate Interest Rate on any Certificate for which the full purchase price was received prior to the change. See "Determination of the Certificate Interest Rate."

     Interest at the Certificate Interest Rate per annum is payable on the principal sum at the election of the purchaser, made at the time of purchase, in one of the following ways: (i) semiannually on January 1 and July 1 to owners of record on the last preceding December 31 and June 30, respectively; or (ii) at maturity, or at the date of redemption if redeemed prior to maturity, compounded semiannually on December 31 and June 30 at the Certificate Interest Rate which is stated on the face of the Certificate. Any election to receive payment of the interest semiannually is irrevocable. The election to receive payment of the interest at maturity, or at the date of redemption if redeemed prior to maturity, will be terminated upon written request of the owner, such termination to be effective as of the last previous interest compounding date. Such termination is irrevocable and, at the same time, is an election to thereafter receive payment of the interest semiannually. Any interest attributable to periods starting with the date of purchase and ending with the effective date of the written request of the holder to terminate the election to receive payment of the interest at maturity or at the date of redemption if redeemed prior to maturity will be paid upon receipt of the written request to terminate the election. Farmland shall have the right at any time by notice to the owner to terminate any obligation to continue retaining the interest of any owner pursuant to an owner's election. Such termination shall be effective as of the opening of business on the day following the first interest compounding date after such notice is mailed to the owner and the owner will be paid all the interest in the owner's account on the effective date.


REMEDIES IN EVENT OF DEFAULT

     The Indenture of November 8, 1984 contains provisions identifying events which are defined for all purposes of the Indenture as "defaults" (except when the terms are otherwise defined for specific purposes). The Indenture describes the duties and alternative courses of action which, upon the occurrence of a default, will be taken by the Trustee as directed by written notice of the holders of a majority of the principal amount of the Certificates then outstanding. The Indenture provides that action taken by the Trustee, as a result of default, will not impair and that no other provisions in the Indenture will impair the rights of any certificate owner to receive payment of the principal of and interest on such Certificates on or after the respective dates expressed on such Certificate nor will such act by the Trustee or other provisions in the Indenture impair the right of such certificate owner to institute suit for enforcement of such payment, except that 75 per centum in principal amount of the Certificates at the time outstanding may consent on behalf of the owners of all the outstanding Certificates to a postponement of an interest payment for a period not exceeding three years from its due date.


SUBORDINATION

     The payment of the principal and interest on the Certificates is subordinate in right of payment to the extent set forth in the Indenture to the prior payment in full of all Senior Indebtedness. At November 30, 1994, senior indebtedness included $369,065,000 for borrowed money and other instruments (principally long-term operating leases) provided for payments over approximately nine years of $120,293,000. Senior Indebtedness is defined as
(a) the principal of and interest on indebtedness of Farmland (other than the indebtedness of Farmland with respect to its Subordinated Certificates of Investment issued under indentures dated February 25, 1970 and under indentures dated November 29, 1971; and with respect to its Subordinated Capital Investment Certificates issued under indentures dated July 29, 1974, and under an indenture dated November 29, 1976, and under an indenture dated October 24, 1978, and under an indenture dated October 24, 1979, and under an indenture dated May 20, 1980, and under indentures dated November 5, 1980 and under indentures dated November 8, 1984; and with respect to its Subordinated Monthly Income Capital Investment Certificates issued under an indenture dated July 29, 1974, and under an indenture dated October 24, 1979, and under an indenture dated November 5, 1980, and under an indenture dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Individual Retirement Account Certificates issued under an indenture dated November 20, 1981 and under an indenture dated November 8, 1984) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior, or (b) indebtedness created after the date of the Indenture of November 8, 1984, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to the Certificates.

     In the event of any distribution of assets of Farmland under any dissolution, winding up, total or partial liquidation, reorganization or in bankruptcy, insolvency, receivership or other proceeding of Farmland, the holders of all Senior Indebtedness shall be entitled to receive payment in full before the owners of the Certificates are entitled to receive payment. After payment in full of the Senior Indebtedness, the owners of the Certificates will be entitled to participate in any distribution of assets, both as such owners and by virtue of subrogation to the rights of the holders of the Senior Indebtedness to the extent that the Senior Indebtedness was benefited by the receipt of distributions to which the owners of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of Farmland's insolvency, holders of Senior Indebtedness may receive more, ratably, and owners of the Certificates may receive less, ratably, than other creditors of Farmland (Section 4.05(a)).


REDEMPTION

     The Certificates may be redeemed, after two (2) years from date of issuance, at the option of Farmland at any time prior to maturity, on at least ten days written notice, at face value plus accrued interest to the date of redemption only. The Indenture of November 8, 1984 permits Farmland to select in any manner at its discretion the Certificates to be redeemed.

     Commencing three (3) years after date of issuance, a limited amount of Certificates can be redeemed prior to maturity during each month. The maximum amount that Farmland will redeem prior to maturity during any month is the greater of $500,000 or 1/2 of 1% of the balance outstanding provided the balance outstanding is greater than $5,000,000. If the balance outstanding is less than $5,000,000 there will be no limitation on early redemption of eligible Certificates.

     The 1/2 of 1% limitation is determined as follows:

         (1) Add the face amount of Certificates held by all investors at the end of the preceding month to establish the "combined amount" held by investors at the end of the preceding month.

         (2)  Multiply the "combined amount" by 1/2 of 1%.

     If the amount made available for redemption prior to maturity (as determined in step one and two) exceeds the amount requested for redemption prior to maturity, such excess is carried over to the next month and added to the amount available for redemption prior to maturity, provided however that any excess will not be carried beyond Farmland's fiscal year end.

     Redemption prior to maturity will be made upon the surrender of such eligible Certificates properly endorsed accompanied by written request for early redemption to Farmland, in the order in which such written requests for redemption prior to maturity are received by Farmland. In addition to the amount available for redemption prior to maturity as determined above, redemptions will be made in the case of death of an owner of the Certificates upon written request of the legal owner accompanied by satisfactory proof of ownership. Redemptions prior to maturity will be made at the face value of the Certificates plus interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund (Section
3.01 and 3.02).


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Indenture of November 8, 1984, and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of outstanding Certificates shall, declare the principal of all Certificates outstanding and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).

MODIFICATION OF THE INDENTURE

     The Indenture of November 8, 1984 contains provisions permitting Farmland, with the consent of the Trustee, to execute supplemental indentures to, (a) evidence any succession for another corporation to Farmland and the assumption by the successor corporation of covenants and obligations of Farmland, (b) to add further covenants or provisions which Farmland's Board of Directors and the Trustee consider to be for the protection of the holders of the Certificates, or, (c) to cure any ambiguity in the Indenture (Section 10.01).

     The Indenture of November 8, 1984 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in aggregate principal amount of the Certificates then outstanding, to execute supplemental indentures, provided that no such supplemental indenture shall
(1) extend the fixed maturity of any Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Certificates for changes in any supplemental indenture, without the consent of the owners of all Certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 8, 1984 provides that any of the following shall constitute a default: (1) failure to pay principal when due; (2) failure to pay interest on Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 8, 1984 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment of principal of or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Certificate owners (Section 6.02).

     The Indenture of November 8, 1984 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 8, 1984 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the indenture.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 8, 1984 shall be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


DESCRIPTION OF THE FIVE-YEAR SUBORDINATED CAPITAL INVESTMENT CERTIFICATES

     The Five-Year Subordinated Capital Investment Certificates, hereinafter referred to as "Certificates," bearing an interest rate herein after described and referred to as the "Certificate Interest Rate," are issued under an indenture (the "Indenture of November 8, 1984") dated November 8, 1984, as amended January 3, 1985 and December 3, 1991, between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, as Trustee (the "Trustee.")

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 8, 1984, and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 8, 1984. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as a part of the statements made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Certificates are direct obligations of Farmland, but are not secured and are not negotiable. Interest on the principal sum at the Certificate Interest Rate per annum is payable at the election of the owner made at the time of purchase (i) semiannually or (ii) at maturity or at the date of redemption if redeemed prior to maturity. See "Certificate Interest Rate" below. The Certificates are issued in amounts of $100 or more as of the day on which offers acceptable to Farmland and accompanied by payment of the full purchase price have been received by Farmland in Kansas City. The Certificates mature five years from date of issue. The payment of the principal at maturity may, at the request of the owner, be paid in a lump sum or in equal monthly, quarterly, semiannual or annual installments, including interest on the unpaid balance at the rate of six percent (6%) per annum, over a period of not more than thirty-six months.

     The issue of Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 8, 1984, but such Indenture does not limit the amount of other securities, either secured or unsecured, which may be issued by Farmland. At November 30, 1994, a total of $86,928,000 was outstanding.

     Farmland intends to mail to the Certificate owners a copy of the latest annual report containing Farmland's audited consolidated financial statements upon written request of the owner to Farmland Industries, Inc., P.O. Box 7305,
Kansas City, Missouri 64116.   Attention: Executive Vice President and Chief
Financial Officer, Telephone (816) 459-6201.


CERTIFICATE INTEREST RATE

     The Certificate Interest Rate is the rate per annum stated on the face of the Certificate. The Certificate Interest Rate will be such as Farmland may from time to time determine but any change of the Certificate Interest Rate will not affect the Certificate Interest Rate on any Certificate for which the full purchase price was received prior to the change. See "Determination of the Certificate Interest Rate."

     Interest at the Certificate Interest Rate per annum is payable on the principal sum at the election of the purchaser, made at the time of purchase, in one of the following ways: (i) semiannually on January 1 and July 1, to owners of record on the last preceding December 31 and June 30, respectively; or (ii) at maturity or at the date of redemption if redeemed prior to maturity, compounded semiannually, on December 31 and June 30 at the Certificate Interest Rate which is stated on the face of the Certificate. Any election to receive payment of the interest semiannually is irrevocable. The election to receive payment of the interest at maturity, or at the date of redemption if redeemed prior to maturity, will be terminated upon written request of the owner, such termination to be effective as of the last previous interest compounding date. Such termination is irrevocable and, at the same time, is an election to thereafter receive payment of the interest semiannually. Any interest attributable to periods starting with the date of purchase and ending with the effective date of the written request of the holder to terminate the election to receive payment of the interest at maturity or at the date of redemption if redeemed prior to maturity will be paid upon receipt of the written request to terminate the election. Farmland shall have the right at any time by notice to the owner to terminate any obligation to continue retaining the interest of any owner pursuant to an owner's election. Such termination shall be effective as of the opening of business on the day following the first interest compounding date after such notice is mailed to the owner and the owner will be paid all the interest in the owner's account on the effective date.


REMEDIES IN EVENT OF DEFAULT

     The Indenture of November 8, 1984 contains provisions identifying events which are defined for all purposes of the Indenture as "defaults" (except when the terms are otherwise defined for specific purposes). The Indenture describes the duties and alternative courses of action which, upon the occurrence of a default, will be taken by the Trustee as directed by written notice of the holders of a majority of the principal amount of the Certificates then outstanding. The Indenture provides that action taken by the Trustee, as a result of default, will not impair and that no other provisions in the Indenture will impair the rights of any certificate owner to receive payment of the principal of and interest on such Certificates on or after the respective dates expressed on such Certificate nor will such act by the Trustee or other provisions in the Indenture impair the right of such certificate owner to institute suit for enforcement of such payment, except that 75 per centum in principal amount of the Certificates at the time outstanding may consent on behalf of the owners of all the outstanding Certificates to a postponement of an interest payment for a period not exceeding three years from its due date.


SUBORDINATION

     The payment of the principal and interest on the Certificates is subordinate in right of payment to the extent set forth in the Indenture to the prior payment in full of all Senior Indebtedness. At November 30, 1994, senior indebtedness included $369,065,000 for borrowed money and other instruments (principally long-term operating leases) provided for payments over approximately nine years of $120,293,000. Senior Indebtedness is defined as (a) the principal of and interest on indebtedness of Farmland (other than the indebtedness of Farmland with respect to its Subordinated Certificates of Investment issued under indentures dated February 25, 1970 and under indentures dated November 29, 1971; and with respect to its Subordinated Capital Investment Certificates issued under indentures dated July 29, 1974, and under an indenture dated November 29, 1976, and under an indenture dated October 24, 1978, and under an indenture dated October 24, 1979, and under an indenture dated May 20, 1980, and under indentures dated November 5, 1980 and under indentures dated November 8, 1984; and with respect to its Subordinated Monthly Income Capital Investment Certificates issued under an indenture dated July 29, 1974, and under an indenture dated October 24, 1979, and under an indenture dated November 5, 1980, and under an indenture dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Individual Retirement Account Certificates issued under an indenture dated November 20, 1981 and under an indenture dated November 8, 1984) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior, or (b) indebtedness created after the date of the Indenture of November 8, 1984, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to the Certificates.

     In the event of any distribution of assets of Farmland under any dissolution, winding up, total or partial liquidation, reorganization or in bankruptcy, insolvency, receivership or other proceeding of Farmland the holders of all Senior Indebtedness shall be entitled to receive payment in full before the owners of the Certificates are entitled to receive payment. After payment in full of the Senior Indebtedness, the owners of the Certificates will be entitled to participate in any distribution of assets, both as such owners and by virtue of subrogation to the rights of the holders of the Senior Indebtedness to the extent that the Senior Indebtedness was benefited by the receipt of distributions to which the owners of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of Farmland's insolvency, holders of Senior Indebtedness may receive more, ratably, and owners of the Certificates may receive less, ratably, than other creditors of Farmland (Section 4.05(a)).


REDEMPTION

     The Certificates may be redeemed, after two (2) years from date of issuance, at the option of Farmland at any time prior to maturity, on at least ten days' written notice, at face value plus accrued interest to the date of redemption only. The Indenture of November 8, 1984 permits Farmland to select in any manner at its discretion the Certificates to be redeemed.

     Commencing two (2) years after date of issuance, a limited amount of Certificates can be redeemed prior to maturity during each month. The maximum amount that Farmland will redeem prior to maturity during any month is the greater of $500,000 or 1/2 of 1% of the balance outstanding provided the balance outstanding is greater than $5,000,000. If the balance outstanding is less than $5,000,000 there will be no limitation on early redemption of eligible Certificates.

     The 1/2 of 1% limitation is determined as follows:

         (1) Add the face amount of Certificates held by each investor at the end of the preceding month to establish the "combined amount" held by investors at the end of the preceding month.

         (2)  Multiply the "combined amount" by 1/2 of 1%.

     If the amount made available for redemption prior to maturity (as determined in step one and two) exceeds the amount requested for redemption prior to maturity, such excess is carried over to the next month and added to the amount available for redemption prior to maturity, provided however that any excess will not be carried beyond Farmland's fiscal year end.

     Redemption prior to maturity will be made upon the surrender of such eligible Certificates properly endorsed accompanied by written request for early redemption to Farmland, the order in which such written requests for redemption prior to maturity are received by Farmland. In addition to the amount available for redemption prior to maturity as determined above, redemptions will be made in the case of death of an owner of the Certificates upon written request of the legal owner accompanied by satisfactory proof of ownership. Redemptions prior to maturity will be made at the face value of the Certificates plus interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund (Section 3.01 and 3.02).


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Indenture of November 8, 1984, and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of the outstanding Certificates shall, declare the principal of all Certificates outstanding and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).

MODIFICATION OF THE INDENTURE

     The Indenture of November 8, 1984 contains provisions permitting Farmland, with the consent of the Trustee, to execute supplemental indentures to, (a) evidence any succession for another corporation to Farmland and the assumption by the successor corporation of covenants and obligations of Farmland, (b) to add further covenants or provisions which Farmland's Board of Directors and the Trustee consider to be for the protection of the holders of the Certificates, or, (c) to cure any ambiguity in the Indenture (Section 10.01).

     The Indenture of November 8, 1984 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in the aggregate principal amount of the Certificates then outstanding, to execute supplemental indentures, provided that no such supplemental indenture shall
(1) extend the fixed maturity of any Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Certificates for changes in any supplemental indenture, without the consent of the owners of all Certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 8, 1984 provides that any of the following shall constitute a default: (1) failure to pay principal when due; (2) failure to pay interest on Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 8, 1984 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment of principal of or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Certificate owners (Section 6.02).

     The Indenture of November 8, 1984 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 8, 1984 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the indenture.

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 8, 1984 shall be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


DESCRIPTION OF THE TEN-YEAR SUBORDINATED MONTHLY INCOME CAPITAL INVESTMENT CERTIFICATES

     The Ten-Year Subordinated Monthly Income Capital Investment Certificates, hereinafter referred to as "Certificates," bearing an interest rate hereinafter described and referred to as the "Certificate Interest Rate," are issued under an indenture (the "Indenture of November 8, 1984") dated November 8, 1984, as amended January 3, 1985, between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, as Trustee (the "Trustee.")

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 8, 1984, and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 8, 1984. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as a part of the statements made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Certificates are direct obligations of Farmland, but are not secured and are not negotiable. The Certificates are issued in amounts of $5,000 or more and in additional increments of $1,000 or more as of the day on which offers acceptable to Farmland and accompanied by payment of the full purchase price have been received by Farmland in Kansas City, Missouri. The Certificates mature ten years from date of issue. Interest on the principal sum at the Certificate Interest Rate per annum is payable monthly on the first day of each month following the month in which a Certificate is issued. The payment of the principal at maturity may, at the request of the owner, be paid in a lump sum or in equal monthly, quarterly, semiannual or annual installments, including interest on the unpaid balance at the rate of six percent (6%) per annum, over a period of not more than thirty-six months.

     The issue of Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 8, 1984, but such Indenture does not limit the amount of other securities, either secured or unsecured, which may be issued by Farmland. At November 30, 1994, a total of $51,900,000 was outstanding.

     Farmland intends to mail to the Certificate owners a copy of the latest annual report containing Farmland's audited consolidated financial statement upon written request of the owner to Farmland Industries, Inc., P.O. Box 7305,
Kansas City, Missouri 64116.   Attention: Executive Vice President and Chief
Financial Officer, Telephone (816) 459-6201.

CERTIFICATE INTEREST RATE

     The Certificate Interest Rate is the rate per annum stated on the face of the Certificate. The Certificate Interest Rate will be such as Farmland may from time to time determine but any change of the Certificate Interest Rate will not affect the Certificate Interest Rate on any Certificate for which the full purchase price was received prior to the change. See "Determination of the Certificate Interest Rate."


REMEDIES IN EVENT OF DEFAULT

     The Indenture of November 8, 1984 contains provisions identifying events which are defined for all purposes of the Indenture as "defaults" (except when the terms are otherwise defined for specific purposes). The Indenture describes the duties and alternative courses of action which, upon the occurrence of a default, will be taken by the Trustee as directed by written notice of the holders of a majority of the principal amount of the Certificates then outstanding. The Indenture provides that action taken by the Trustee, as a result of default, will not impair and that no other provisions in the Indenture will impair the rights of any certificate owner to receive payment of the principal of and interest on such Certificates on or after the respective dates expressed on such Certificate nor will such act by the Trustee or other provisions in the Indenture impair the right of such certificate owner to institute suit for enforcement of such payment, except that 75 per centum in principal amount of the Certificates at the time outstanding may consent on behalf of the owners of all the outstanding Certificates to a postponement of an interest payment for a period not exceeding three years from its due date.


SUBORDINATION

     The payment of the principal and interest on the Certificates is subordinate in right of payment to the extent set forth in the Indenture to the prior payment in full of all Senior Indebtedness. At November 30, 1994, senior indebtedness included $369,065,000 for borrowed money and other instruments (principally long-term operating leases) provided for payments over approximately nine years of $120,293,000. Senior Indebtedness is defined as (a) the principal of and interest on indebtedness of Farmland (other than the indebtedness of Farmland with respect to its Subordinated Certificates of Investment issued under indentures dated February 25, 1970 and under indentures dated November 29, 1971; and with respect to its Subordinated Capital Investment Certificates issued under indentures dated July 29, 1974, and under an indenture dated November 29, 1976, and under an indenture dated October 24, 1978, and under an indenture dated October 24, 1979, and under an indenture dated May 20, 1980, and under indentures dated November 5, 1980, and under indentures dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Monthly Income Capital Investment Certificates issued under an indenture dated July 29, 1974, and under an indenture dated October 24, 1979, and under an indenture dated November 5, 1980 and under an indenture dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Individual Retirement Account Certificates issued under an indenture dated November 20, 1981 and under an indenture dated November 8, 1984) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior, or (b) indebtedness created after the date of the Indenture of November 8, 1984, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to the Certificates.

     In the event of any distribution of assets of Farmland under any dissolution, winding up, total or partial liquidation, reorganization or bankruptcy, insolvency, receivership or other proceeding of Farmland, the holders of all Senior Indebtedness shall be entitled to receive payment in full before the owners of the Certificates are entitled to receive payment. After payment in full of the Senior Indebtedness, the owners of the Certificates will be entitled to participate in any distribution of assets, both as such owners and by virtue of subrogation to the rights of the holders of the Senior Indebtedness to the extent that the Senior Indebtedness was benefited by the receipt of distributions to which the owners of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of Farmland's insolvency, holders of Senior Indebtedness may receive more, ratably, and owners of the Certificates may receive less, ratably, than other creditors of Farmland (Section 4.05(a)).


REDEMPTION

     The Certificates can not be called for redemption by Farmland at any time prior to maturity (Section 3.01).

     In addition, Farmland will not redeem the Certificates prior to maturity upon request of the owner. Redemption will be made in the case of death of an owner of the Certificates upon written request of the legal owner accompanied by satisfactory proof of ownership. Redemptions prior to maturity will be made at the face value of the Certificates plus interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund (Section 3.02).


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Indenture of November 8, 1984, and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of the outstanding Certificates shall, declare the principal of all Certificates outstanding and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).


MODIFICATION OF THE INDENTURE

     The Indenture of November 8, 1984 contains provisions permitting Farmland, with the consent of the Trustee, to execute supplemental indentures to, (a) evidence any succession for another corporation to Farmland and the assumption by the successor corporation of covenants and obligations of Farmland, (b) to add further covenants or provisions which Farmland's Board of Directors and the Trustee consider to be for the protection of the holders of the Certificates, or, (c) to cure any ambiguity in the Indenture (Section 10.01).

     The Indenture of November 8, 1984 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in aggregate principal amount of the Certificates then outstanding, to execute supplemental indentures, provided that no such supplemental indentures shall
(1) extend the fixed maturity of any Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Certificates for changes in any supplemental indenture, without the consent of the owners of all certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 8, 1984 provides that any of the following shall constitute a default: (1) failure to pay principal when due; (2) failure to pay interest on Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 8, 1984 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment or principal of or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Certificate owners (Section 6.02).

     The Indenture of November 8, 1984 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 8, 1984 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the Indenture.

SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 8, 1984 shall be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


DESCRIPTION OF THE FIVE-YEAR SUBORDINATED MONTHLY INCOME CAPITAL INVESTMENT CERTIFICATES

     The Five-Year Subordinated Monthly Income Capital Investment Certificates, hereinafter referred to as "Certificates," bearing an interest rate hereinafter described and referred to as the "Certificate Interest Rate," are issued under an indenture dated November 11, 1985 (the "Indenture of November 11, 1985") between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri, as Trustee (the "Trustee").

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 11, 1985, and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 11, 1985. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as a part of the statements made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Certificates are direct obligations of Farmland, but are not secured and are not negotiable. The Certificates are issued in amounts of $5,000 or more and in additional increments of $1,000 or more as of the day on which offers acceptable to Farmland and accompanied by payment of the full purchase price have been received by Farmland in Kansas City, Missouri. The Certificates mature five years from date of issue. Interest on the principal sum at the Certificate Interest Rate per annum is payable monthly on the first day of each month to the owners of record on such payment date commencing with the first day of the month which follows the month in which the certificate is issued. The payment of the principal at maturity may, at the request of the owner, be paid in a lump sum or in equal monthly, quarterly, semiannual or annual installments, including interest on the unpaid balance at the rate of six percent (6%) per annum, over a period of not more than thirty-six months.

     The issue of Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 11, 1985, but such Indenture does not limit the amount of other securities, either secured or unsecured, which may be issued by Farmland. At November 30, 1994 a total of $19,457,000 was outstanding.

     Farmland intends to mail to the Certificate owners a copy of the latest annual report containing Farmland's audited consolidated financial statements upon written request of the owner to Farmland Industries, Inc., P. O. Box 7305, Kansas City, Missouri 64116. Attention: Executive Vice President and Chief Financial Officer, Telephone (816) 459-6201.


CERTIFICATE INTEREST RATE

     The Certificate Interest Rate is the rate per annum stated on the face of the Certificate. The Certificate Interest Rate will be such as Farmland may from time to time determine but any change of the Certificate Interest Rate will not affect the Certificate Interest Rate on any Certificate for which the full purchase price was received prior to the change. See "Determination of the Certificate Interest Rate."


REMEDIES IN EVENT OF DEFAULT

     The Indenture of November 11, 1985 contains provisions identifying events which are defined for all purposes of the Indenture as "defaults" (except when the terms are otherwise defined for specific purposes). The Indenture describes the duties and alternative courses of action which, upon the occurrence of a default, will be taken by the Trustee as directed by written notice of the holders of a majority of the principal amount of the Certificates then outstanding. The Indenture provides that action taken by the Trustee, as a result of default, will not impair and that no other provisions in the Indenture will impair the rights of any certificate owner to receive payment of the principal of and interest on such Certificates on or after the respective dates expressed on such Certificate nor will such act by the Trustee or other provisions in the Indenture impair the right of such certificate owner to institute suit for enforcement of such payment, except that 75 per centum in principal amount of the Certificates at the time outstanding may consent on behalf of the owners of all the outstanding Certificates to a postponement of an interest payment for a period not exceeding three years from its due date.


SUBORDINATION

     The payment of the principal and interest on the Certificates is subordinate in right of payment to the extent set forth in the Indenture to the prior payment in full of all Senior Indebtedness. At November 30, 1994, senior indebtedness included $369,065,000 for borrowed money and other instruments (principally long-term operating leases) provided for payments over approximately nine years of $120,293,000. Senior Indebtedness is defined as (a) the principal of and interest on indebtedness of Farmland (other than the indebtedness of Farmland with respect to its Subordinated Certificates of Investment issued under indentures dated February 25, 1970, and under indentures dated November 29, 1971; and with respect to its Subordinated Capital Investment Certificates issued under indentures dated July 29, 1974, and under an indenture dated November 29, 1976, and under an indenture dated October 24, 1978, and under an indenture dated October 24, 1979, and under an indenture dated May 20, 1980, and under indentures dated November 5, 1980, and under indentures dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Monthly Income Capital Investment Certificates issued under an indenture dated July 29, 1974, and under an indenture dated October 24, 1979, and under an indenture dated November 5, 1980, and under an indenture dated November 8, 1984, and under an indenture dated November 11, 1985; and with respect to its Subordinated Individual Retirement Account Certificates issued under an indenture dated November 20, 1981, and under an indenture dated November 8, 1984) for money borrowed from or guaranteed to banks, trust companies, insurance companies, or pension trusts or evidenced by securities issued under the provisions of an indenture or similar instrument between Farmland and a bank or trust company other than indebtedness evidenced by instruments which expressly provide that such indebtedness is not superior, or (b) indebtedness created after the date of the Indenture of November 11, 1985, as to which the instrument creating or evidencing the indebtedness provides that such indebtedness is superior in right of payment to the Certificates.

     In the event of any distribution of assets of Farmland under any dissolution, winding up, total or partial liquidation, reorganization or bankruptcy, insolvency, receivership or other proceeding of Farmland, the holders of all Senior Indebtedness shall be entitled to receive payment in full before the owners of the Certificates are entitled to receive payment. After payment in full of the Senior Indebtedness, the owners of the Certificates will be entitled to participate in any distribution of assets, both as such owners and by virtue of subrogation to the rights of the holders of the Senior Indebtedness to the extent that the Senior Indebtedness was benefited by the receipt of distributions to which the owners of the Certificates would have been entitled if there had been no subordination. By reason of such subordination, in the event of Farmland's insolvency, holders of Senior Indebtedness may receive more, ratably, and owners of the Certificates may receive less, ratably, than other creditors of Farmland (Section 4.05(a)).

REDEMPTION

     The Certificates can not be called for redemption by Farmland at any time prior to maturity (Section 3.01).

     In addition, Farmland will not redeem the Certificates prior to maturity upon request of the owner. Redemption will be made in the case of death of an owner of the Certificates upon written request of the legal owner accompanied by satisfactory proof of ownership. Redemptions prior to maturity will be made at the face value of the Certificates plus interest to the date of redemption only. Amounts available for redemption prior to maturity are not set aside in a separate fund (Section 3.02).


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, is the Trustee under the Indenture of November 11, 1985, and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of the outstanding Certificates shall, declare the principal of all Certificates outstanding and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).


MODIFICATION OF THE INDENTURE

     The Indenture of November 11, 1985 contains provisions permitting Farmland, with the consent of the Trustee, to execute supplemental indentures to, (a) evidence any succession for another corporation to Farmland and the assumption by the successor corporation of covenants and obligations of Farmland, (b) to add further covenants or provisions which Farmland's Board of Directors and the Trustee consider to be for the protection of the holders of the Certificates, or, (c) to cure any ambiguity in the Indenture (Section 10.01).

     The Indenture of November 11, 1985 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in aggregate principal amount of the Certificates then outstanding, to execute supplemental indentures,provided that no such supplemental indentures shall
(1) extend the fixed maturity of any Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Certificates for changes in any supplemental indenture, without the consent of the owners of all certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 11, 1985 provides that any of the following shall constitute a default: (1) failure to pay principal when due; (2) failure to pay interest on Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 11, 1985 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment or principal of or interest on any of the Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Certificate owners (Section 6.02).

     The Indenture of November 11, 1985 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 11, 1985 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the Indenture.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 11, 1985 shall be discharged upon payment or redemption of all Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


                   DESCRIPTION OF THE DEMAND LOAN CERTIFICATES

     The Demand Loan Certificates are issued under an indenture (the "Indenture of November 20, 1981") dated November 20, 1981, as amended January 4, 1982, between Farmland Industries, Inc. ("Farmland") and Commerce Bank of Kansas City, National Association, Kansas City, Missouri as Trustee (the "Trustee.") Effective January 31, 1989, Commerce Bank resigned as Trustee and UMB Bank, National Association, Kansas City, Missouri has been appointed the Trustee.

     The following descriptive paragraphs are brief summaries of certain terms and provisions contained in the Indenture of November 20, 1981 and do not purport to be complete. The section references therein refer to the sections of the Indenture of November 20, 1981. Where references are made to particular sections of the said Indenture, such sections are incorporated by reference as part of the statements made, and such statements are qualified in their entirety by such reference.


GENERAL

     The Demand Loan Certificates are direct obligations of Farmland but are not secured and are not negotiable. The Demand Loan Certificates are issued in amounts of $100 or more, and dated on the day payment of the full purchase price is received by Farmland in Kansas City, Missouri. If purchased and held by a member of Farmland for a one (1) month period or by any other purchaser for a six (6) month period immediately following the date of issue the principal amount of the Demand Loan Certificates will bear interest at the Certificate Interest Rate (herein referred to as the "CIR.") The CIR is the interest rate for the Demand Loan Certificates as determined, from time to time, by Farmland. Except as hereinafter provided, each Demand Loan Certificate shall earn interest at the CIR in effect on the date of issuance of such Demand Loan Certificate for a period of six (6) months only; provided, however, that if during such six
(6) month period the CIR is increased to a rate higher than that currently in effect for the Demand Loan Certificates, then each such Demand Loan Certificate shall earn interest at the increased rate from the effective date of the increase to the end of such Demand Loan Certificate's then current six (6) month period. Six (6) months from the date of issue of each Demand Loan Certificate and each six (6) month anniversary date thereafter, such Demand Loan Certificate shall, if not redeemed, earn interest at the CIR in effect on such anniversary date, but only for a six (6) month period from such anniversary date, subject to the escalation provisions previously set forth. A decrease in the CIR will have no effect on any Demand Loan Certificate issued prior to the decrease until the first day of the next subsequent six (6) month period of such outstanding Demand Loan Certificate. Holders of Demand Loan Certificates are notified of the effective date of any change of the CIR which effects the Demand Loan Certificates held. The Demand Loan Certificates may be redeemed at face value plus interest to date of redemption at the option of the owner, at any time. No partial redemptions will be permitted. If redeemed by a Farmland member cooperative during a one (1) month period or by any other purchaser during a six
(6) month period immediately following the date of issuance, the Demand Loan Certificates shall bear interest from date of issuance to date of redemption at a demand rate of 2% below the CIR. Interest on the principal amount of any Demand Loan Certificate held longer than six (6) months will be computed at the effective CIR and is payable in one of the following ways at the option of the owner, made at the time of purchase and irrevocable as to the purchaser: (i) six (6) months after the date of issuance and at the end of each and every six
(6) month period thereafter until the Demand Loan Certificate is surrendered for redemption, or (ii) only at the date of redemption compounded semi-annually at the effective CIR.

     The issuance of Demand Loan Certificates is limited to $500,000,000 outstanding at any one time under the Indenture of November 20, 1981 but such Indenture does not limit the amount of other securities either secured or unsecured, which may be issued by Farmland. At November 30, 1994, a total of $26,926,000 was outstanding.

REDEMPTION

     Farmland will redeem the Demand Loan Certificates at any time upon written request of the owner. If the certificate is surrendered for redemption by a Farmland member cooperative during a one (1) month period or by any other owner during a six (6) month period immediately following the date of issuance, interest computed at the applicable demand rate from date of issuance to date of redemption will be paid at the time of redemption of the Demand Loan Certificate. If the Demand Loan Certificate is held for a period longer than six (6) months from date of issuance, interest from the last previous date on which interest was paid or compounded to the date of redemption computed at the applicable CIR will be paid upon redemption. Any interest held for compounding by Farmland in accordance with an interest option made by the purchaser will be paid upon redemption of the Demand Loan Certificate.


CONCERNING THE TRUSTEE

     The Commerce Bank of Kansas City, National Association, Kansas City, Missouri, the corporation designated to act as Trustee under the Indenture, resigned effective January 31, 1989 and UMB Bank, National Association, Kansas City, Missouri, has been appointed the Trustee under the Indenture of November 20, 1981 and is to perform only such duties as are specifically set forth in that Indenture. In the case of a default, the owners of a majority in aggregate principal amount of the Demand Loan Certificates outstanding at the time of the occurrence of a default have the right to require the Trustee to take action to remedy such default. Upon the occurrence of a default, the Trustee may, and upon the written request of a majority in aggregate principal amount of the Demand Loan Certificates outstanding shall, declare the principal of all Demand Loan Certificates and interest accrued thereon immediately due and payable (Section 6.03 and 7.02).


MODIFICATION OF THE INDENTURE

     The Indenture of November 20, 1981 contains provisions permitting Farmland and the Trustee, with the consent of the owners of not less than 66-2/3% in aggregate principal amount of the Demand Loan Certificates then outstanding, to execute supplemental indentures adding to or changing any provisions of the indenture of November 20, 1981, or supplemental indentures, provided that no such supplemental indenture shall (1) extend the fixed maturity of any Demand Loan Certificates, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest, without the consent of the owner of each Demand Loan Certificate so affected, or (2) reduce the 66-2/3% requirement as to the consent of the owners of the Demand Loan Certificates for changes in any supplemental indenture, without the consent of the owner of all Demand Loan Certificates then outstanding (Section 10.02).


DEFAULTS AND NOTICE THEREOF

     The Indenture of November 20, 1981 provides that any of the following shall constitute a default: (1) failure to pay principal on Demand Loan Certificates when due; (2) failure to pay interest on Demand Loan Certificates when due, continued for 60 days; (3) certain events of bankruptcy or insolvency; and (4) failure to perform any other covenant or agreement contained in the Indenture, continued for 90 days. Failure to pay either principal or interest when due during the pendency of any dissolution or liquidation proceeding or action to endorse payment of indebtedness shall also constitute such a default (Section 6.01).

     The Indenture of November 20, 1981 provides that the Trustee shall within 90 days after the occurrence of a default, not including periods of grace, give to the Demand Loan Certificate owners notice of all such defaults unless such defaults have been cured; provided, that, except in the case of default in the payment of principal of or interest on any of the Demand Loan Certificates, the Trustee shall be protected in withholding such notice if and so long as the Trustee determines that the withholding of such notice is in the interest of the Demand Loan Certificate owners (Section 6.02).

     The Indenture of November 20, 1981 requires Farmland to file with the Trustee and the Securities and Exchange Commission such additional information, documents and reports with respect to compliance by Farmland with the conditions and covenants provided for in this Indenture as may be required from time to time by the Securities and Exchange Commission. Summaries of any such reports filed with the Trustee or the Securities and Exchange Commission pursuant to rules and regulations as prescribed by the Securities and Exchange Commission shall be transmitted to the owners of Certificates in the manner and to the extent provided for in the Indenture (Section 5.03).

     The Indenture of November 20, 1981 does not require any periodic evidence to be furnished as to the absence of default or as to compliance with the terms of the Indenture.


SATISFACTION AND DISCHARGE OF INDENTURE

     The Indenture of November 20, 1981 shall be discharged upon payment or redemption of all Demand Loan Certificates or upon deposit with the Trustee of funds sufficient therefor (Section 12.01).


                      INTEREST OF NAMED EXPERTS AND COUNSEL

     Robert B. Terry, Vice President and General Counsel of the Registrant, has given an opinion upon the legality of the securities being registered and upon certain other legal matters in connection with the registration of these securities.


                                   THE COMPANY

     Farmland Industries, Inc. ("Farmland") is a regional farm supply and marketing cooperative. Farmland is owned by its members and only its members are eligible to vote for directors or for the management or affairs of Farmland. Members are entitled to receive patronage refunds distributed by Farmland from its member-sourced annual net income. See "Business and Properties - Patronage Refunds and Distribution of Net Income."

     Farmland was incorporated in Kansas in 1931. Its principal executive offices are at 3315 North Oak Trafficway, Kansas City, Missouri 64116 (telephone 816-459-6000). Unless otherwise noted, references to years are to fiscal years ended August 31.


MEMBERSHIP

     Farmland's membership includes voting members and associate members. Membership requirements are determined by the Farmland Board of Directors.

  VOTING MEMBERS

     The current requirements for membership are as follows:  1) Voting
membership is limited to:   (a) farmers' and ranchers' cooperative associations
which have purchased farm supplies from or provided grain to Farmland during Farmland's two most recently completed years, and (b) producers of hogs and cattle or associations of such producers which have provided hogs or cattle to Farmland during Farmland's two most recent years. 2) Voting members must maintain a minimum investment of $1,000 in par value of Farmland common stock.
3) A cooperative must limit voting to agricultural producers and conduct a majority of their business with voting producers.

  ASSOCIATE MEMBERS

     Associate members have all the rights of membership except that they do not have the right to vote at a meeting of the shareholders.

     Associate membership requirements in Farmland are as follows: 1) Any person meeting the requirements for voting membership can be an associate member. 2) Associate members must maintain a minimum investment of $1,000 in par value of Farmland associate member common stock. 3) Associations other than those owned 100% by members, associate members or Farmland must conduct business on a cooperative basis. 4) Hog and/or cattle feeding businesses must derive a majority of earned income from such feeding business and agree to provide the information Farmland needs to pay patronage refunds from its hog and/or cattle marketing operations to members or other associate members that are eligible to receive such refunds.

     At August 31, 1994, Farmland's membership consisted of 1,480 cooperative associations of farmers and ranchers and 1,365 pork or beef producers or associations of such producers. See "Patronage Refunds and Distribution of Net Income."

     In the event the Board of Directors of Farmland shall determine that any holder of the common stock or associate member common stock of Farmland does not meet the qualifications as may be established by the Board of Directors for holders thereof, such person shall have no rights or privileges on account of such common stock to vote for director(s) or to vote on the management or affairs of Farmland, and Farmland shall have the right, at its option, (a) to purchase such common stock at its book or par value, whichever is less, as determined by the Board of Directors of Farmland, or (b) in exchange for such common stock or associate member common stock to issue or record on the books of Farmland capital credits in an equivalent amount. On the failure of any holder, following any demand by Farmland therefor, to deliver the certificate or certificates evidencing any common stock or associate member common stock, Farmland may cancel the same on its books and issue or record on the books of Farmland an equivalent amount of capital credits in lieu thereof.


                                    BUSINESS

GENERAL

     Farmland and subsidiaries (the "Company") conducts business primarily in two operating areas. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.

     Cooperative farm supply operations consist of three product divisions--petroleum, crop production and feed. Products of the petroleum division are principally refined fuels, propane, by-products of petroleum refining and a complete line of car, truck and tractor tires, batteries and accessories. Principal products of the crop production division are nitrogen, phosphate and potash fertilizers and a complete line of insecticides, herbicides and mixed chemicals. Feed division products include swine, dairy, pet, beef, poultry, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services.

     Geographically, the Company's markets are mid-western states which comprise the corn belt and the wheat belt. The Company distributes products at wholesale. Approximately 65% of the Company's farm supply sales in 1994 were to local farm cooperative associations which are members and owners of Farmland. These cooperatives distribute products primarily to farmers and ranchers who utilize the products in the production of farm crops and livestock.

     Cooperative marketing operations include the storage and marketing of grain, processing pork and beef, and marketing fresh pork, processed pork, fresh beef and boxed beef. In 1994, approximately 61% of the hogs processed and 46% of the grain marketed were supplied to the Company by members. Cattle are purchased from producers in the proximity of the beef plants at Liberal and Dodge City, Kansas.

     A substantial portion of the Company's farm supply, pork and beef products, is produced in facilities owned by the Company or operated by the Company under long-term lease arrangements. No material part of the business of any segment of the Company is dependent on a single customer or a few customers.
Information regarding the Company's property and its business is presented below. Financial information about the Company's industry segments is presented in note 12 of the notes to consolidated financial statements.

     The Company competes for market share with numerous participants with various levels of vertical integration, product and geographical diversification, sizes and types of operations. In the petroleum industry, competitors include major oil companies, independent refiners, other cooperatives and product brokers. Competitors in the crop production industry include global producers of nitrogen and phosphate fertilizers (some of which are cooperatives) and product importers and brokers. The feed, pork and beef industries are comprised of an infinite variety of competitive participants. Approximately 57% of the Company's supply product sales are manufactured by the Company. See "Cooperative Farm Supply Business and Properties - Petroleum, Crop Production and Feed" for information regarding the Company's manufacturing properties by business segment.


COOPERATIVE FARM SUPPLY BUSINESS AND PROPERTIES

PETROLEUM

  MARKETING

     The principal product of this business segment is refined fuels. Approximately 68% of refined product sales in 1994 resulted from transactions with Farmland's members. The balance of the Company's refined product sales were principally through retailing chains in urban areas. Based on total volume of refined fuels withdrawn at terminal storage facilities along pipelines which serve most of the Company's trade territory, the Company estimates its market share in rural markets is approximately 8%. Other petroleum products include lube oil, grease, by-products of petroleum refining, and a complete line of car, truck and tractor tires, batteries and accessories. Sales of petroleum products as a percent of the Company's consolidated sales for 1994, 1993 and 1992 were 13%, 19% and 29%, respectively.

     Competitive methods in the petroleum industry include service, product quality and pricing. However, in refined fuel markets, price competition is most dominant. Many participants in the industry engage in one or more of the industry's processes (oil production and transportation, refining, wholesale distribution and retailing). The Company participates in the industry primarily as a midcontinent refiner and as a wholesale distributor of petroleum products.

  PRODUCTION

     The Company owns a refinery at Coffeyville, Kansas and at Phillipsburg, Kansas. Prior to June 30, 1992 the Company owned approximately 30% of the National Cooperative Refinery Association ("NCRA"). As a 30% owner, Farmland was required to purchase 30% of the production of this refinery. On June 30, 1992, the Company sold its ownership interest in NCRA.

     The Company owns a refinery at Phillipsburg, Kansas which is closed. A loading terminal located at the refinery remains in operation. The carrying value of this refinery at August 31, 1994 was approximately $2,400,000. The Company is evaluating alternative uses for this facility and cannot at this time determine the extent of any losses related to the closure of the refinery, but such losses are expected not to be significant. During the four months of 1992 in which it operated, sales associated with products of the Phillipsburg refinery amounted to approximately $20,900,000 and the barrels processed by the refinery were 871,000.

     Production volume for 1994, 1993 and 1992 is as follows:
                                               Barrels of Crude Oil Processed
                                                     Daily Average
                                                 Based on 365 Days per Year
                                                           (barrels)
   Location                                   1994             1993             1992
Coffeyville, Kansas                          64,211           53,000           57,000

    The Coffeyville refinery produced 25 million barrels of motor fuels and heating fuels in 1994, 20 million barrels in 1993, and 23 million barrels in 1992. Approximately 68% of petroleum product sales in 1994 represented products produced at this location.

   Management terminated negotiations with a potential purchaser of the Coffeyville refinery in 1994 when final sale terms were determined not to be in the Company's best interest. See note 17 of the notes to consolidated financial statements. The Company acquired a mothballed refinery in Texas which is being reassembled at the Coffeyville refinery site. When reassembly is complete in 1996, crude oil processing capacity is expected to increase. See "Business - Capital Expenditures."

   RAW MATERIALS

      Farmland's refinery at Coffeyville, Kansas is designed to process high quality crude oil with low sulfur content ("sweet crude"). Competition for sweet crude and declining production in proximity of the refinery has increased its cost of raw material relative to such cost for coastal refineries with the capacity for processing and access to lower quality crude grades. The Company's pipeline/trucking gathering system collects approximately 27% of its crude oil supplies from producers near its refineries. Additional supplies are acquired from diversified sources. Modifications to the Coffeyville refinery which increase its capability to efficiently process crude oil streams containing greater amounts of lower quality crude are continuing.
      Crude oil is purchased approximately 45 to 60 days in advance of the time the related refined products are marketed. Certain of these advance crude oil purchase transactions, as well as fixed price refined products advance sales contracts, are hedged utilizing petroleum futures contracts.

      During periods of volatile crude oil price changes or in extremely short crude supply conditions, the Company's petroleum operations could be affected to a greater extent than petroleum operations of more vertically integrated competitors with crude oil supplies available from owned producing reserves. In past periods of relatively severe crude oil shortages, various governmental regulations such as price controls and mandatory crude oil allocating programs have been implemented to spread the adversity among all industry participants. There can be no assurance as to what, if any, government action would be taken in the event a crude oil shortage developed.


CROP PRODUCTION

   MARKETING

      The Company's crop production business segment includes nitrogen-, phosphate-, and potash-based fertilizer products and a complete line of crop protection products such as insecticides, herbicides and mixed chemicals. Sales of the crop production business segment as a percent of consolidated sales for 1994, 1993 and 1992 were 17%, 19% and 26%, respectively.

      Competition in the plant nutrient industry is dominated by price considerations. However, during the spring and fall plant nutrient application seasons, farming activities intensify and delivery service capacity is a significant competitive factor. Therefore, the Company maintains a significant capital investment in distribution assets and a seasonal investment in inventory to support its manufacturing operations. The Company has plant nutrient custom dry blending, liquid mixing, storage and distribution facilities at 15 locations throughout its trade territory.

      The Company's sales of crop production products are primarily at wholesale to local cooperative associations (the members, owners and customers of the Company). In view of this owner/customer relationship, management believes that, with respect to such customers, the Company has a slight competitive advantage.

      Domestic competition, mainly from other regional cooperatives, major petroleum companies with chemical divisions and integrated chemical companies, is very aggressive due to customers' sophisticated buying tendencies and production strategies that focus on costs and service. Also, foreign competition exists from producers of crop production products manufactured in countries with lower cost natural gas supplied (the principal raw material in nitrogen-based fertilizer products). In certain cases, foreign producers of fertilizer for export to the U.S. may be subsidized by their governments.

   PRODUCTION

      The Company manufacturers nitrogen-based crop production products. Based on total production capacity, the Company is one of the largest producers of anhydrous ammonia fertilizer in the U.S. The Company owns and produces nitrogen-based products at four anhydrous ammonia plants, four urea ammonium nitrate plants and two urea plants. In addition, the Company operates three anhydrous ammonia plants under long-term lease arrangements.

      The Company owns and produces phosphate-based products at one plant and has 50% ownership interest in two ventures which produce phosphate-based products.

      Nitrogen fertilizer production information for 1994, 1993 and 1992 is as follows:

                                      Actual Annual Production
                                        Anhydrous Ammonia
     Plant Location                1994        1993        1992
                                              (tons)
   Lawrence                          443,000     375,000     450,000
   Dodge City                        257,000     241,000     254,000
   Fort Dodge                        256,000     232,000     240,000
   Beatrice                          277,000     243,000     250,000
   Enid (2 plants)*                  985,000     969,000   1,017,000
   Pollock*                          526,000     490,000     501,000

 *  Indicates leased plants

     Synthetic anhydrous ammonia is the basic component of other commercially produced nitrogen-based crop production products and uses natural gas as the major raw material.

     Ammonia is used as the principal raw material in the production of value-added nitrogen-based products such as urea, ammonium nitrate, urea ammonium nitrate solutions and other products.

     Production of urea, ammonium nitrate, urea ammonium nitrate solutions and other nitrogen-based products from anhydrous ammonia, as a raw material, for
1994, 1993 and 1992 is as follows:
                                        Actual Annual Production
              Location                1994        1993        1992
                                                 (tons)
              Lawrence               654,000     661,000     691,000
              Enid                   433,000     473,000     452,000
              Dodge City             163,000     241,000     217,000
              Beatrice               162,000     166,000     177,000

     Ammonia is also used to react with phosphoric acid to produce phosphoric acid products such as liquid mixed fertilizer, diammonium phosphate and monoammonium phosphate.

     The Company owns a phosphate chemical plant located in Joplin, Missouri and land in Florida which contains an estimated 40 million tons of phosphate rock. The Joplin plant produces ammonium phosphate which is combined in varying ratios with muriate of potash to produce 12 different fertilizer grade products. In addition, feed grade phosphate (dicalcium phosphate) is produced at this facility.

     Production at the Joplin plant for 1994, 1993 and 1992 is as follows:
                                          Actual Annual Production
               Product               1994        1993        1992
                                                (tons)
         Ammonium Phosphate             75,000      72,000      88,000
         Feed Grade Phosphate          157,000     141,000     129,000

     Prior to November 15, 1991, the Company owned and operated a phosphate chemical plant located in Green Bay, Florida. Effective November 15, 1991, the Company and Norsk Hydro a.s. formed Farmland Hydro, L.P. ("Hydro") to manufacture phosphate fertilizer products for distribution to international markets. Hydro operates a phosphate plant at Green Bay, Florida and owns phosphate rock reserves located in Hardee County, Florida which contain an estimated 40 million tons of phosphate rock. The Company provides management and administrative services and Norsk Hydro a.s. provides marketing services to Hydro. The joint venture's plant produces phosphoric acid products such as super acid, diammonium phosphate and monoammonium phosphate. Annual production in short tons of such products for 1994, 1993 and for the ten months in 1992 during which the venture operated is 1,437,000, 1,216,000 and 880,000, respectively. The phosphate rock required to operate the joint venture's plant is presently purchased from outside suppliers and adequate supplies of sulfur are available from several producers.

     Plans for development of the phosphate reserves owned by the Company and Hydro have not been established in view of the availability of adequate supplies of phosphate rock from alternative sources.

     The Company and J.R. Simplot Company formed a joint venture in April 1992, SF Phosphates, Limited, to own and operate a phosphate mine located in Vernal, Utah, a phosphate chemical plant located in Rock Springs, Wyoming and a 96-mile pipeline connecting the mine to the plant. The plant produces monoammonium phosphate and super acid with annual production of 465,000 tons for 1994, 440,000 tons for 1993 and 131,000 tons for the five months of operations in 1992. Under the venture agreement, the Company and J.R. Simplot Company purchase the production of the venture in proportion to their ownership.

     The Company and Mississippi Chemical Company have entered into an agreement to form a joint venture to develop, construct and operate a 1,750 metric ton per day ammonia production facility at the Brighton Industrial Site, at LaBrea in the Republic of Trinidad and Tobago. Production start up is expected early in 1997. The partners expect the plant to be nonrecourse project financed. The Company's equity position of the project will be provided from general funds.

  RAW MATERIALS

     Natural gas, the largest single component of nitrogen-based fertilizer production, is purchased directly from natural gas producers. Natural gas purchase contracts are generally market sensitive and contract prices change as the market price for natural gas changes. The Company's management believes that the flexible pricing attributes of its gas supply contracts, without relinquishing rights to long-term supplies, are essential to its competitive position. In addition, the Company has a hedging program which utilizes natural gas futures and options to reduce risks of market price volatility.

     Natural gas is delivered to the Company's facilities under pipeline transportation service agreements which have been negotiated with each plant's delivering pipeline. Natural gas delivery to the plants could be curtailed under regulations of the Federal Energy Regulatory Commission if the pipeline's capacity was required to serve priority users such as residential, hospitals and schools. In such case, production could be curtailed. No significant production has been lost because of curtailments in transportation and none is anticipated.



FEED

     Products in the Company's feed line include swine, beef, poultry, dairy, pet, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services.

     This business segment's sales were approximately 8%, 10% and 13% of consolidated sales for the years 1994, 1993 and 1992, respectively. Approximately 45% of the feed business segment's sales in 1994 was attributable to products manufactured in the Company's feed mills. The Company operates feed mixing plants at 19 locations throughout its territory, an animal protein and premix plant located in Eagle Grove, Iowa and a pet food plant in Muncie, Kansas.

     Feed production is as follows:
                                          Actual Annual Production
          Location                   1994        1993        1992
                                                (tons)
      22 feed mills (combined)     1,118,000    1,030,000   954,000

     In addition, the Company's feed operations include placement of Company-owned feeder pigs with individuals who have contractual arrangements with the Company to feed pigs on a fee basis until weight gain is finished. During 1994, 1993 and 1992, approximately 250,100 pigs, 113,000 pigs and 46,300 pigs, respectively, were finished under this program. The majority of the finished pigs were sold to Farmland Foods, Inc. ("Foods") for processing.

     The Company owns a 45% interest in Alliance Farm Cooperative Association (formerly Yuma Feeder Pig Limited Liability Company) which operates farrowing facilities.

     The Company operates a facility for production of quality swine breeding stock. These animals are placed with farrowers under contractual arrangements. In addition, the Company purchases swine breeding stock for placement with such farrowers.

     The Company conducts research in genetic selection, breeding, animal health and nutrition at its research facility in Bonner Springs, Kansas. Through local cooperative associations of farmers and ranchers, the Company participates in livestock and hog services designed to produce lean, feed-efficient animals and help livestock producers select feed formulations which maximize weight gain.


COOPERATIVE PROCESSING AND MARKETING BUSINESS AND PROPERTIES


PORK PROCESSING AND MARKETING

  PRODUCTION

     The Company's pork processing and marketing operations are conducted through a 99%-owned subsidiary, Farmland Foods, Inc. ("Foods"). Foods operates eight food processing facilities. Meat processing facilities at Springfield, Massachusetts, Carey, Ohio, and New Riegel, Ohio produce Italian-style specialty meats and ham products. A facility at Wichita, Kansas processes pork into fresh sausage, and pork and beef into hot dogs, dry sausage and other luncheon meats. A facility at San Leandro, California was closed on September 1, 1993. A facility in Denison, Iowa and one in Crete, Nebraska function as pork abattoirs and have additional capabilities for processing pork into bacon, ham and smoked meats. An additional facility at Monmouth, Illinois was purchased on February 15, 1993. These facilities also process fresh pork into primal cuts for additional processing into fabricated meats which are sold to commercial users and to retail grocery chains, as well as case-ready and label-branded cuts for retail distribution. The eighth plant located in Carroll, Iowa is primarily a packaging facility for canned or cook-in-bag products. A previously closed pork processing plant at Iowa Falls, Iowa is currently held for sale.

     Production for 1994, 1993 and 1992 is as follows:
                            Actual Weekly Production
                              On a One-Shift Basis
      Location           1994             1993          1992
                                        (tons)
  Wichita              1,884,000        1,514,000    1,618,000
  San Leandro**              -0-          243,000      269,000
  Carroll              1,111,000*       1,204,000*   1,131,000*
  Springfield            622,000          666,000      560,000
  Carey/Riegel           257,000          231,000      220,000

           * All ham products were produced on 2 shifts during 1994, 1993 and 1992.
           ** Closed September 1, 1993

                              Actual Weekly Production
                               On a One-Shift Basis
      Location          1994             1993             1992
                                      (tons)
  Denison               40,000           37,000           39,000
  Crete                 47,000           45,000           47,000
  Monmouth              28,000           25,000             -0-*

    *The Company did not own the Monmouth facility in 1992.

  MARKETING

     The Company's pork marketing operations include meat processing, primarily pork, and marketing. Products marketed include fresh pork, fabricated pork, smoked meats, ham, bacon, fresh sausage, dry sausage, hot dogs, and packing house by-products. These products are marketed under Farmland, Maple River, Marco Polo, Carando, Regal, and other brand names. Product distribution is through national and regional retail food chains, food service accounts, distributors and international marketing activities.

     Pork marketing is a highly competitive industry with many suppliers of live hogs, fresh pork and processed pork products. Other meat products such as beef, poultry and fish also compete directly with pork products. Competitive methods in this segment include price, product quality, product differentiation and customer service.


BEEF PROCESSING AND MARKETING

  PRODUCTION

     The Company's beef processing and marketing operations are conducted through two ventures. National Beef Packing Company, L.P., formed in April 1993, is located in Liberal, Kansas and is 58%-owned by Farmland. Hyplains Beef, L.C., formed in July 1992, is located in Dodge City, Kansas and is 50%-owned by Farmland. These facilities function as beef abattoirs and have capabilities for processing fresh beef into primal cuts for additional processing into fabricated or boxed beef. During the year ended August 31, 1994, the two plants operated at 97% of capacity and slaughtered 1,708,00 cattle.

  MARKETING

     Products in the Company's beef processing and marketing operations include fresh beef, boxed beef and packing house by-products. Product distribution is through national and regional retail and food service customers under Farmland Black Angus Beef and other brand names. There is also a limited amount of international product distribution.

     Beef marketing is a highly competitive industry with many suppliers of live cattle, fresh beef and processed beef. Other meat products such as pork, poultry and fish also compete directly with beef products. Competitive methods in this industry include price, product quality and customer service.


GRAIN MARKETING

  Effective June 30, 1992, the Company acquired substantially all the business and assets of Union Equity Co-Operative Exchange ("Union Equity"). The grain marketing and storage operations of the Company as described herein are substantially the same as the grain operations previously conducted by Union Equity.

     The Company markets wheat, milo, corn, soybeans, barley and oats, with wheat constituting the majority of the marketing business. The Company purchases grain from members, associate members and nonmembers located in the midwestern part of the United States. Once the grain is purchased, the Company assumes all risks related to selling such grain. Since grain is a commodity, pricing of grain in the United States is principally conducted through bids based on the commodity futures markets.

   The Company is exposed to risk of loss in the market value of its grain inventory and fixed price purchase contracts in the event grain market prices decrease, and is exposed to loss on its fixed price sales contracts in the event grain market prices increase. To reduce the price change risk associated with holding positions in grain, the Company takes opposite and offsetting positions by entering into grain commodity futures contracts.
Such contracts have terms of up to one year. The Company's strategy is to maintain hedged positions on as close to 100% of its position in grain as is possible. During the year ended August 31, 1994, the Company maintained hedges on approximately 95.3% of its grain positions. Based on total assets at the beginning and end of 1994, the average market value of grain positions not hedged during the year amounted to approximately 1/5 of one percent of the Company's average total assets. While hedging activities reduce the risk of loss from changing market values of grain, such activities also limit the gain potential which otherwise could result from changes in market prices of grain.

     In 1994, approximately 37% of grain revenues have been from export sales. The five largest purchasers in terms of total revenues from grain operations were Mexico (6%), Jordan (5%), Egypt (4%), Israel (4%) and South Africa (2%).
In 1993 and 1992, export sales or sales to domestic customers for export accounted for approximately 60% and 55%, respectively, of consolidated grain revenues. A majority of the grain export sales are under price subsidies or credit arrangements guaranteed by the United States Government, primarily through programs administered by the United States Department of Agriculture ("USDA"). Export-related sales are subject to international political upheavals and changes in other countries' trade policies which are not within the control of the United States or the Company. Foreign sales of grain are required to be paid in U.S. Dollars.

  TRADIGRAIN

     In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain") formerly owned by B.P. Nutrition B.V. Tradigrain imports, exports and ships all major grains from the major producing countries to final consumers which are either governmental entities, private companies or other major grain companies.

     Tradigrain's purchases of grain are made on a cash basis against presentation of documents. Its sales of grain are mostly done against confirmed Letters of Credit at sight or on 180/360 days deferred basis. The volume of grain traded by Tradigrain varies from seven to ten million metric tons per year and represents total sales of between U.S. $800 million to U.S. $1.2 billion per year.

  PROPERTY

     The Company owns or leases thirty-one (31) inland elevators, and one (1)
export elevator with a total licensed capacity of approximately 177,157,000 bushels of grain.  The location, type, number and aggregate licensed capacity in bushels of the elevators at August 31, 1994 are as follows:
                                                                   Aggregate
 Location                                     Type     Number       Capacity
 Amarillo, Texas  . . . . . . . . . . . . .  Inland      1          3,226,000
 Black, Texas . . . . . . . . . . . . . . .  Inland      1          1,418,000
 Commerce City, Colorado  . . . . . . . . .  Inland      1          3,234,000
 Darrouzett, Texas  . . . . . . . . . . . .  Inland      1          1,277,000
 Enid, Oklahoma . . . . . . . . . . . . . .  Inland      4         50,300,000
 Fairfax, Kansas  . . . . . . . . . . . . .  Inland      1         10,047,000
 Galveston, Texas . . . . . . . . . . . . .  Export      1          3,253,000
 Hutchinson, Kansas . . . . . . . . . . . .  Inland      3         25,268,000
 Idaho and Utah . . . . . . . . . . . . . .  Inland     11          9,825,000
 Lincoln, Nebraska  . . . . . . . . . . . .  Inland      1          5,099,000
 Omaha, Nebraska  . . . . . . . . . . . . .  Inland      1          4,266,000
 Saginaw, Texas . . . . . . . . . . . . . .  Inland      2         37,274,000
 Stratford, Texas . . . . . . . . . . . . .  Inland      1            112,000
 Topeka, Kansas . . . . . . . . . . . . . .  Inland      1         12,055,000
 Wichita, Kansas  . . . . . . . . . . . . .  Inland      1         10,503,000

  Storage of grain has declined due, in part, to two policy changes the U.S. Government implemented in late 1987: (i) the Export Enhancement Program ("EEP") was established when the U.S. Government determined that it was cheaper to support domestic grain prices through subsidizing export sales of grain than to support domestic grain prices through policies which resulted in the U.S. Government paying for grain storage, and (ii) the Conservation Reserve Program ("CRP") which was established to control erosion on environmentally sensitive land by reducing planted acres. The carrying value of closed elevators was adjusted in a purchase accounting acquisition of Union Equity in June 1992 and is the estimated fair market value.

    The underutilization of other elevators was due to the reduced harvest in 1993; the 1994 harvest increased utilization of these elevators and there is now no underutilization.


                PATRONAGE REFUNDS AND DISTRIBUTION OF NET INCOME

     For purposes of this section, annual income for 1994 means income before income taxes determined in accordance with federal income tax regulations. For 1995 and after, annual income means income before income taxes determined in accordance with generally accepted accounting principles. For this purpose, the term "member," means any member, associate member or any other person with which Farmland is a party to a currently effective patronage refund agreement.

     Farmland operates on a cooperative basis. In accordance with its bylaws, Farmland returns the member-sourced portion of its annual income to its members. Each member's portion of the annual patronage refund is determined by the quantity or value of business transacted by the member with Farmland and Farmland's income from such transactions. Such returns are referred to as patronage refunds.

     Generally, a portion of the patronage refund is returned in cash and for the balance of the patronage refund (the "invested portion") the members receive, Farmland common stock, associate member common stock or capital credits (the equity type received is determined by the membership status). The invested portion of the patronage refund is determined annually by Farmland's Board of Directors. The annual patronage refund is returned to members as soon as practical after the end of each fiscal year. The Internal Revenue Code allows a cooperative to deduct from its taxable income the total amount of the patronage refunds returned, provided that not less than 20% of the total patronage refund returned is cash. The Bylaws of Farmland provide that its Board of Directors has complete discretion with respect to the handling and ultimate disposition of any member-sourced losses.

     For the years ended 1994, 1993 and 1992, Farmland returned the following patronage refunds.
                        Cash Portion            Invested Portion          Total Patronage
                     of Patronage Refunds      of Patronage Refunds         Refunds
                                             (Amounts in thousands)
    1994                 $    26,552               $    44,032              $    70,584
    1993                 $       -0-               $      -0-               $       -0-
    1992                 $    17,449               $      -0-               $    17,449

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the reasons for changes in the Company's income for 1994, 1993 and 1992.

     Income or loss from transactions with patrons not eligible to receive patronage refunds and extraneous income or loss (income from sources unrelated to the type of transactions conducted by the cooperative with its members) is subject to income taxes computed on the same basis as such tax is computed on the income or loss of other corporations.


                             EQUITY REDEMPTION PLANS

     The Equity Redemption Plans described below (the "Plans") may be changed at any time or from time to time at the sole and absolute discretion of the Board of Directors. The Plans are also not binding upon the Board of Directors or the Company and the Board of Directors reserves the right to redeem, or to not redeem, any equities of the Company without regard to whether such action or inaction is in compliance with the Plans. Equity holders should therefore not rely to their detriment on the current terms of the Plans because they are subject to change without advance notice and may be deviated from in the sole and absolute discretion of the Board of Directors. The factors which may be considered by the Board of Directors in determining when, and under what circumstances, the Company may redeem equities include, but are not limited to, the terms of the Company's base capital plan, income and other tax considerations, the Company's results of operations, financial position, cash flow, capital requirements, long-term financial planning needs and other relevant considerations. By retaining discretion to determine the amount, timing and ordering of any equity redemptions, the Board believes that it can continue to assure that the best interests of the Company and thus of its members will be protected.


BASE CAPITAL PLAN

     For the purposes of acquiring and maintaining adequate capital to finance the business of the Company, the Board of Directors has established a base capital plan ("Plan"). The Plan provides a mechanism for determining the Company's total capital requirements and each member's or patron's share thereof (the base capital requirement). As part of the Plan, the Board of Directors may, in its discretion, provide for redemption of Farmland common stock or associate member common stock held by members or associate members who have an investment in Farmland common stock or associate member common stock which exceeds the members' or associate members' base capital requirement. The Plan may provide a mechanism under which the cash portion of the patronage refund payable to members or patrons will depend upon the degree to which such members or associate members meet their base capital requirements.


ESTATE SETTLEMENT PLAN

     The "Estate Settlement Plan" is subject to paragraph one above under the heading, "Equity Redemption Plans."

     The estate settlement plan provides that in the event of the death of an individual (a natural person) equity holder, the equity holdings of the deceased will be redeemed at par value with the exception of purchased equity holdings owned by the decreased for less than five years. This provision is subject to a limitation of $1.0 million in any one fiscal year without further authorization by the Board of Directors.


SPECIAL REDEMPTION PLANS

     The current "Special Redemption Plan" is subject to paragraph one above under the heading "Equity Redemption Plans."

     From time to time and for all profitable years following 1987, the Company has redeemed portions of its outstanding equity under various special equity redemption plans. Each such plan has been designed to return cash to members or former members of Farmland or Farmland Foods, Inc. by redeeming certain types of outstanding equity. The order in which each type of equity is redeemed is determined by the Farmland Board of Directors. Except for preferred stock sold through a public offering in 1984, substantially all of the equity redeemed under these plans was originally issued to pay patronage refunds. (See "Patronage Refunds and Distribution of Net Income").

     The current special equity redemption plan is designed to provide a systematic method for redemption of outstanding equity which is not subject to redemption through other equity redemption plans such as the base capital plan or the estate settlement plan.

  Provisions of the current special redemption plan are as follows:

  1. No special redemption will be made if the redemption of equities may result in a violation of the lending covenants; and

  2. The targeted amount for special redemptions is a percentage of consolidated net income (member and nonmember). The percentage is determined based on the ratio of funded indebtedness to capitalization before the special redemption but after giving effect to the distribution of cash and the redemption of equities under the base capital plan. The calculation for special redemption is as follows:

            Funded Indebtedness as   Total Special Redemption
                as a Percent of           as a Percent of
                Capitalization        Consolidated Net Income

                       >    50 %                  None
                       48 - 50 %                 2.5 %
                       44 - 47 %                 5.0 %
                       40 - 43 %                 7.5 %
                       <    40 %                10.0 %

  3. The priority for redeeming equities under the Special Redemption Program will be as follows listed in order of first to be redeemed.

     a. Capital Credits (Series of Ten) which, on or before August 31, 1992, were issued to and which are currently held by, any dissolved cooperative for the benefit of its membership. One-third of the total outstanding amount of such Capital Credits, Series of Ten to be redeemed pro rata to such holders following each of the next three fiscal year-ends.

     b. Capital Credits (Series of Ten) outstanding ten years or longer -- paid in order of lowest numbered series first.

     c. Capital Credits held by individual livestock producers age 70 or older who have been held for five years or longer -- paid in descending order of age of the individual (oldest person first). Holders of equities in Farmland Foods, Inc. will have their equities redeemed on the same basis as holders of Farmland equity. Former Farmland Foods equity holders who accepted the exchange offer for Farmland Industries' equities in 1991 will be deemed to have met the five-year holding requirement for those equities involved in the exchange.

     d.  Capital Credits (Series of Ten) outstanding five years or longer -
         - paid in order of lowest numbered series first.

     e. Capital Credits held by individual livestock producers age 65 or older that have been held for five years or longer -- paid in descending order of age of the individual (oldest person first). Holders of equities in Farmland Foods, Inc. will have their equities redeemed on the same basis as holders of Farmland equity. Former Farmland Foods equity holders who accepted the exchange offer for Farmland Industries' equities in 1991 will be deemed to have met the five-year holding requirement for those equities involved in the exchange.

     f. Any Capital Credits outstanding for twenty years or more -- paid in order of year issued, oldest first. Holders of equities in Farmland Foods, Inc. will have their equities redeemed on the same basis as holders of Farmland equity. Former Farmland Foods equity holders who accepted the exchange offer for Farmland Industries' equities in 1991 will be deemed to have met the five-year holding requirement for those equities involved in the exchange.
         Nonmember capital will participate on the same bassi as capital credits in the redemption.

     g. Capital Credits (Series of Ten) remaining balance -- paid in order of lowest numbered series first.

     h.  Minority held equities in Farmland Foods, Inc. remaining balance -
         - paid in descending order of years outstanding, oldest first.

     i. Any Capital Credits outstanding for ten years or more -- paid in order of year issued, oldest first. Nonmember capital will participate on the same bassi as capital credits in the redemption.

     j. Any Common Stock or Associate Member Common Stock outstanding for twenty years or more -- in order of year issued, oldest first.

     k. Any Capital Credit outstanding for five years or more -- paid in order of year issued, oldest first. Nonmember capital will participate on the same bassi as capital credits in the redemption.

     l. Any Common Stock or Associate Member Common Stock outstanding for five years or more -- paid in order of year issued, oldest first.


     Presented below are the amounts approved for redemption of equity by the
  Farmland Board of Directors under the base capital plan, estate redemption plan and special redemption plans for all years following 1987 when the
  Company returned to profitability following the loss years of the mid-1980's.
  The amounts approved for redemption of equity were paid in cash in the fiscal year following approval.
 Base       Estate
            Capital           Settlement         Special          Total
          Redemptions*       Redemptions       Redemptions    Redemptions
                             (Amounts in Thousands)
 1994   .  $  8,740           $   126       $     4,108        $   12,974
 1993  . .      -0-               127                12               139
 1992  . .    6,707               234             6,755            13,696
 1991  . .    2,300                 4             5,365             7,669
 1990  . .      -0-                78            20,024            20,102
 1989  . .      -0-                13            15,518            15,531
 1988  . .      -0-                16             5,368             5,384

    *The base capital plan became effective in 1991.



                                  OTHER MATTERS

RESEARCH

     The Company operates a research and development farm near Bonner Springs, Kansas where many aspects of animal nutrition are studied. The research is directed toward improving the nutrition and feeding practices of livestock and pets.

     Research related to commercialization of a wheat processing plant to produce wheat gluten as a replacement source for raw material used in certain consumer products has been completed and technology for an economically viable plant has been developed. Farmland has formed Heartland Wheat Growers, L.P., a joint venture with local cooperatives, and is currently building a wheat processing plant in Russell, Kansas that will process approximately 4.25 million bushels of wheat a year. See "Capital Expenditures."

     Expenditures related to Company-sponsored product and process improvements amounted to $2,702,000, $3,303,000 and $3,338,000 for the years ended 1994, 1993 and 1992, respectively.


CAPITAL EXPENDITURES

     The Company plans capital expenditures of approximately $289.9 million during its two fiscal years ending August 31, 1995 and 1996.

     Capital expenditures of approximately $111.8 million are planned for the crop production business segment (excluding costs for construction of an anhydrous ammonia plant in Trinidad which is being evaluated at this time). A new urea ammonium nitrate ("UAN") facility is planned at the Fort Dodge, Iowa anhydrous ammonium plant. The new facility is expected to cost approximately $30.0 million of which $21.0 million are to be expended during this period.
This facility will upgrade anhydrous ammonium to produce approximately 115,000 tons of UAN per year. A UAN plant at the Lawrence, Kansas facility is being expanded to increase production by approximately 128,000 tons per year. An estimated $2.5 million will be expended in fiscal 1995 to complete the project. Expenditures at the Dodge City, Kansas facility of approximately $6.0 million are expected to increase anhydrous ammonia and UAN production capacity by 52,500 tons and 10,500 tons, respectively. Capital expenditures of $66.4 million are planned for operating efficiency improvements, necessities and replacements, and $15.9 million is for environmental and safety issues, predominately at nitrogen fertilizer plants.

     Capital expenditures in the feed business segment are estimated to be $23.4 million. A feed mill in southeast New Mexico is being constructed at an approximate cost of $1.3 million. The remaining projected expenditures of $22.1 million are for feed mill and livestock production efficiencies, operating necessities and replacements.

     Capital expenditures in the petroleum business segment are expected to be $87.4 million and include approximately $32.9 million to increase daily crude oil processing capacity at the Coffeyville, Kansas refinery of which $27.9 million is to be expended during this period. The remaining projected expenditures of the petroleum business segment are as follows: $23.6 million for operating necessities; $20.7 million for increased operating efficiency; and, $10.2 million for environmental and safety issues.

     Capital expenditures of approximately $32.6 million are planned in the pork marketing business segment. A waste water expansion project at the Crete, Nebraska facility is expected to cost approximately $2.4 million. A 10,000 square foot loading dock and storage facility will be constructed at the Monmouth, Illinois plant for an estimated $1.5 million. The remaining expenditures are mostly for operational improvements and replacements.

     Capital expenditures of approximately $7.3 million planned for the grain business segment are mainly for expansion and replacements.

     Heartland Wheat Growers, L.P. (a partnership between the Company and local cooperatives) located in Russell, Kansas, was formed for the purpose of constructing and operating a wheat processing facility, to produce wheat gluten, wheat starch and derivative products and to market and distribute such products. The Company has a seventy-nine percent (79%) interest in the partnership. The Company's planned investment to finance construction of the wheat gluten plant amounts to approximately $25.5 million of which $21.5 million will be expended during the period.

     The Company intends to fund its capital program with cash from operations or from its primary sources of debt capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."


MATTERS INVOLVING THE ENVIRONMENT

     The Company's farm supply manufacturing and distribution operations, its food processing and marketing operations and its grain marketing operations continue to be affected to some extent by federal, state and local regulations regarding the environment. The Company recognizes liabilities related to remediation of contaminated properties when the related costs are probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, undiscounted site specific costs, and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. Such liabilities include estimates of the Company's share of costs attributable to potentially responsible parties ("PRPs") which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur.

     The Company has been designated as a PRP under the Comprehensive Environmental Response, Compensation and Liability Act, at 17 sites. The Company's responsibilities at nine sites appear to be de minimis. The Company is aware of probable obligations for environmental matters at 30 other sites.
At certain of these sites no claim or assessment has been made. In the opinion of management, the probable and reasonably determinable costs related to PRP and other sites are $7,164,000 and such amount has been accrued.

     The costs of resolving environmental matters are not quantifiable because many such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are unknown. It is possible that costs of such resolution may be greater than the liabilities which, in the opinion of management, are probable and reasonably determinable at August 31, 1994. In the opinion of management, it is reasonably possible for such costs to approximate $39,000,000 and to extend over 30 years.

     Under the Resource Conservation Recovery Act of 1976 ("RCRA"), the company has four closure and five post-closure plans in place for six locations. Closure and post-closure plans are also in place for three landfills and two injection wells as required by state regulations. Operations are being conducted at these locations and the Company does not plan to terminate such operations in the foreseeable future. Therefore, the Company has not accrued these environmental exit costs. The Company accrues these liabilities when plans for termination of plant operations have been made. Such closure and post-closure care costs are estimated to be $5.4 million at August 31, 1994.

     The Company has been notified by the Environmental Protection Agency ("EPA") of proposed civil penalties totaling approximately $1,715,000 for alleged violations of environmental regulations at the Coffeyville refinery. The Company is negotiating with the EPA concerning these matters and believes that such negotiations may result in compromise settlements. Absent such settlements, the Company may contest these matters. Accordingly, no provision has been made in the accompanying financial statements for these proposed penalties.

     Protection of the environment requires the Company to incur expenditures for equipment or processes, which may impact the Company's future net income. However, the Company does not anticipate that its competitive position will be adversely affected by such expenditures or by laws and regulations enacted to protect the environment. Environmental expenditures are capitalized when such costs provide future economic benefits. In 1994, the Company had capital expenditures of approximately $2,592,000 to prevent future discharges into the environment. The majority of such expenditures was for improvements at the Coffeyville refinery. Management believes the Company is currently in substantial compliance with existing environmental rules and regulations.


GOVERNMENT REGULATION

     The Company's business is conducted within a legal environment created by numerous federal, state and local laws which have been enacted to protect the public's interest by promoting fair trade practices, safety, health and welfare. The Company's operating procedures conform to the intent of these laws and management believes that the Company is currently in compliance with all such laws, the violation of which could have a material effect on the Company.

     Certain policies may be implemented from time to time by the U.S. Department of Agriculture, the Department of Energy, or by other governmental agencies which may impact the demands of farmers and ranchers for the Company's products or which may impact the methods by which certain of the Company's operations are conducted. Such policies may impact the Company's farm supply and marketing operations.

     Management is not aware of any newly implemented or pending policies having a significant impact or which may have a significant impact on operations of the Company.

EMPLOYEE RELATIONS

     At August 31, 1994, the Company had approximately 11,000 employees. Approximately 41% of the Company's employees were represented by unions having national affiliations. The Company's relationship with employees is considered to be generally satisfactory. No labor strikes or work stoppages within the last three fiscal years have had a materially adverse effect on the Company's operating results. Current labor contracts expire on various dates through March 1997. There are no wage re-openers in any of the collective bargaining agreements.


RECENT ACCOUNTING PRONOUNCEMENTS

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                LEGAL PROCEEDINGS

     In the opinion of Robert B. Terry, Vice President and General Counsel of Farmland, there is no litigation existing or pending against Farmland, or any of its subsidiaries, which if determined adversely, would have a material adverse effect on the financial position of the Company, and with respect to income tax matters as explained in note 7 of the notes to consolidated financial statements, he has no knowledge which would result in a different conclusion than the opinion of special tax counsel to the Company which is cited in note 7 of the notes to consolidated financial statements.

     The Company is involved in two environmental regulatory matters with the government involving potential monetary sanctions as follows:

     1) The Company is a party to an administrative enforcement action brought by the U.S. Environmental Protection Agency ("EPA") which alleges violations of the Emergency Planning and Community Right-to-Know Act and the release reporting requirements of the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, at its Coffeyville, Kansas refinery. This action involves alleged violations of release reporting requirements and seeks a civil fine in the amount of $350,000.

     2) The Company is a party to an administrative enforcement action brought by the EPA which alleges violations of the Resource Conservation Recovery Act of 1976, as amended, at its Coffeyville, Kansas refinery. In this action, the government has proposed a civil penalty in the amount of $1,365,000.


                                     EXPERTS

     The consolidated financial statements and schedules of Farmland and subsidiaries as of August 31, 1994 and 1993 and for each of the years in the three-year period ended August 31, 1994 included herein and elsewhere in the Registration Statement, have been included herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP covering the consolidated financial statements contains an explanatory paragraph concerning income tax adjustments proposed by the Internal Revenue Service on the gain on sale of and certain distributions by Terra Resources, Inc.


                        QUALIFIED INDEPENDENT UNDERWRITER

     Interstate/Johnson Lane Corporation, a member of the NASD, has participated as a qualified independent underwriter in the "due diligence" review with respect to the preparation of this Prospectus. See "Plan of Distribution" regarding the exception from pricing by the qualified independent underwriter.


               INDEX TO FARMLAND CONSOLIDATED FINANCIAL STATEMENTS



        Consolidated Balance Sheet, November 30, 1994 (unaudited)   . 65

        Consolidated Statements of Operations for the three months
        ended November 30, 1994 and November 30, 1993 (unaudited)   . 67

        Consolidated Statement of Cash Flows for the three months
        ended November 30, 1994 and November 30, 1993 (unaudited)   . 68

        Notes to Unaudited Interim Consolidated Financial Statements  69

        Independent Auditors' Report  . . . . . . . . . . . . . . . . 72

        Consolidated Balance Sheets, August 31, 1994 and 1993   . . . 73

        Consolidated Statements of Operations for each
        of the years in
        the three-year period ended August 31, 1994   . . . . . . . . 75

        Consolidated Statements of Cash Flows
        for each of the years in
        the three-year period ended August 31, 1994   . . . . . . . . 76

        Consolidated Statements of Capital Shares
        and Equities for
        each of the years in the three-year
        period ended August 31, 1994                                  78

        Notes to Consolidated Financial Statements  . . . . . . . . . 79


                  FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                    ASSETS


                                                          November 30
                                                              1994
                                                     (Amounts in Thousands)
CURRENT ASSETS
      Cash and cash equivalents  . . . . . . . . . . .   $          -0-
      Accounts receivable  . . . . . . . . . . . . . .          380,854
      Inventories (note 2) . . . . . . . . . . . . . .          590,826
      Prepaid expenses . . . . . . . . . . . . . . . .           10,769
      Other current assets . . . . . . . . . . . . . .           95,060

TOTAL CURRENT ASSETS   . . . . . . . . . . . . . . . .   $    1,077,509


INVESTMENTS AND  LONG-TERM RECEIVABLES   . . . . . . .   $      197,094


PROPERTY, PLANT AND EQUIPMENT
      Property, plant and equipment, at cost . . . . .   $    1,218,935
      Less accumulated depreciation and amortization. .         711,943

NET PROPERTY, PLANT AND EQUIPMENT  . . . . . . . . . .   $      506,992


OTHER ASSETS   . . . . . . . . . . . . . . . . . . . .   $      138,783



TOTAL ASSETS   . . . . . . . . . . . . . . . . . . . .   $    1,920,378

    See Accompanying notes to condensed consolidated financial statements.

                           FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                              CONDENSED CONSOLIDATED BALANCE SHEETS
                                           (UNAUDITED)

                                    LIABILITIES AND EQUITIES

                                                      November 30
                                                          1994
                                                 (Amounts in Thousands)
CURRENT LIABILITIES
      Accounts and notes payable . . . . . . . . .   $      442,479
      Current maturities of long-term debt . . . .           34,943
      Customers' advances on product purchases . .           74,466
      Other current liabilities  . . . . . . . . .          224,731

TOTAL CURRENT LIABILITIES  . . . . . . . . . . . .   $      776,619

LONG-TERM DEBT (excluding current maturities)  . .   $      493,161

DEFERRED INCOME TAXES            . . . . . . . . .   $        6,340

MINORITY OWNERS' EQUITY IN SUBSIDIARIES  . . . . .   $       11,453

INTERIM INCOME BEFORE PATRONAGE REFUNDS AND
      APPROPRIATION FOR EARNED SURPLUS (note 1)  .   $       47,945

CAPITAL SHARES AND EQUITIES
      Common shares, $25 par value - Authorized
           50,000,000 shares . . . . . . . . . . .   $      399,361
      Other equities . . . . . . . . . . . . . . .          185,499

TOTAL CAPITAL SHARES AND EQUITIES  . . . . . . . .   $      584,860


TOTAL LIABILITIES AND EQUITIES   . . . . . . . . . . $    1,920,378



        FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

      CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (UNAUDITED)

                                                          Three Months Ended
                                                      November 30       November 30
                                                          1994               1993
                                                                   (Amounts in Thousands)
 Sales . . . . . . . . . . . . . . . . . . . . . .   $    1,616,167   $    1,473,992

 Cost of sales . . . . . . . . . . . . . . . . . .        1,481,889        1,383,764

 Gross income     . . . . . . . . . . . . . . . .    $      134,278   $       90,228

 Selling, general & administrative expenses  . . .   $       75,346   $       65,905

 Other income (deductions):
      Interest expense   . . . . . . . . . . . . .   $      (13,443)  $      (13,133)
      Equity in income (loss) of investees   . . .            6,370           (4,067)
      Other, net   . . . . . . . . . . . . . . . .            4,642            2,930

 Total other income (deductions) . . . . . . . . .   $       (2,431)  $      (14,270)

 Income before income taxes, minority owners' interest
      and patronage refunds (note 1)   . . . . . . . $       56,501   $       10,053

 Minority owners' interest in net loss of subsidiaries          212            1,441


 Income before income taxes and patronage
    refunds (note 1)               . . . . . . . .   $       56,713   $       11,494

 Income tax expense                                           8,768              795

 Income before patronage refunds (note 1)            $       47,945   $       10,735

 See Accompanying notes to condensed consolidated financial statements.

                           FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                         CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (UNAUDITED)

                                                                                    Three Months Ended
                                                                              November 30        November 30
                                                                                  1994               1993
                                                                                      (Amounts in Thousands)
 Cash flows from operating activities:
      Income before patronage refunds         . . . . . . . . .              $       47,945     $       10,735
      Adjustments to reconcile income before patronage
      refunds to net cash provided by (used in) operating activities:
            Depreciation and amortization  . . . . . . . . . . . . . . . .           16,435             16,625
            Equity in (income) loss of investee  . . . . . . . . . . . . .           (6,370)             4,067
            Other, net . . . . . . . . . . . . . . . . . . . . . . . . . .             (628)            (1,616)
            Changes in assets and liabilities:
                 Accounts receivable . . . . . . . . . . . . . . . . . . .           12,724            (15,518)
                 Inventories . . . . . . . . . . . . . . . . . . . . . . .          (52,512)           (56,782)
                 Other assets  . . . . . . . . . . . . . . . . . . . . . .           14,036            (51,809)
                 Accounts payable  . . . . . . . . . . . . . . . . . . . .          (23,860)            29,795
                 Advances on product purchases . . . . . . . . . . . . . .           50,028             28,461
                 Accrued interest and other liabilities  . . . . . . . . .              856              9,348
 Net cash provided by (used in) operating activities . . . . . . . . . . .   $       58,654     $      (26,694)

 Cash flows from investing activities:
      Proceeds from disposal of investments and notes receivable   . . . .   $        6,502     $        2,829
      Acquisition of investments and notes receivable  . . . . . . . . . .           (9,232)           (10,038)
      Acquisition of businesses    . . . . . . . . . . . . . . . . . . . .              -0-             (2,223)
      Capital expenditures   . . . . . . . . . . . . . . . . . . . . . . .          (20,764)           (21,407)
      Proceeds from sale of fixed assets   . . . . . . . . . . . . . . . .            1,312              8,504
 Net cash used in investing activities . . . . . . . . . . . . . . . . . .   $      (22,182)    $      (22,335)

 Cash flows from financing activities:
      Net increase of demand loan certificates   . . . . . . . . . . . . .   $        3,768     $        7,999
      Proceeds from bank loans and notes payable   . . . . . . . . . . . .          191,610            256,530
      Payments on bank loans and notes payable   . . . . . . . . . . . . .         (300,727)          (295,803)
      Proceeds from issuance of subordinated debt certificates   . . . . .            9,092             14,472
      Payments for redemption of subordinated debt certificates  . . . . .           (3,433)            (3,857)
      Increase of checks and drafts outstanding  . . . . . . . . . . . . .           57,536             40,063
      Payments for redemption of equities  . . . . . . . . . . . . . . . .          (12,166)               (16)
      Payments of patronage refunds and dividends  . . . . . . . . . . . .          (26,236)               -0-
      Other        . . . . . . . . . . . . . . . . . . . . . . . . . . . .              -0-              1,268
 Net cash provided by (used in) financing activities . . . . . . . . . . .   $      (80,556)    $       20,656

 Net decrease in cash and cash equivalents . . . . . . . . . . . . . . . .   $      (44,084)    $      (28,373)
 Cash and cash equivalents at beginning of period  . . . . . . . . . . . .           44,084             28,373

 Cash and cash equivalents at end of period  . . . . . . . . . . . . . . .   $          -0-     $          -0-

 See accompanying notes to condensed consolidated financial statements


                      FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


(1)  INTERIM FINANCIAL STATEMENTS

       The information included in these condensed consolidated financial statements of Farmland and its subsidiaries (the "Company") reflects all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented.



(2)  INVENTORIES

   Major components of inventories at November 30, 1994, and August 31, 1994, are as follows:

                                            November 30         August 31
                                               1994               1994
                                             (Amounts in Thousands)
  Finished and in-process products . .   $       313,956    $       286,381
  Materials  . . . . . . . . . . . . .            46,586             51,428
  Supplies . . . . . . . . . . . . . .            41,602             39,885
  Beef   . . . . . . . . . . . . . . .            25,451             24,267
  Grain  . . . . . . . . . . . . . . .           163,231            136,353

                                         $       590,826    $       538,314

     All inventories, other than supplies, grain and certain beef and petroleum inventories, are valued at the lower of first-in, first-out (FIFO) cost or market. Supplies are valued at cost. The Company follows a policy of hedging its grain inventories which are valued at market adjusted for the net unrealized gains or losses on open grain contracts. Crude oil, refined petroleum products, beef and beef by-products are valued at the lower of last-in, first-out (LIFO) cost or market. In applying the lower of cost or market valuation method in the case of petroleum LIFO inventory, the general practice is modified to conform to the integral view of interim financial statements. Accordingly, a seasonal market value decline below cost of LIFO inventories, at an interim date, which is reasonably expected to be restored by year-end, is not recognized in interim results of operations since no loss is expected to be incurred in the annual period. At November 30, 1994, the carrying value of petroleum inventories stated under the LIFO method was $100,654,000. This exceeded the market value of such inventory by $18,034,000. However, based on historical prices of energy products and seasonal market price variations, the market value decline below cost is expected to be a temporary seasonal price fluctuation.

     Had the lower of first-in, first-out (FIFO) cost or market been used to value these petroleum products, inventories at November 30, 1994 would have been lower by $8,689,000.

     The carrying value of beef inventories stated under the LIFO method was $25,451,000 at November 30, 1994. The LIFO method of accounting for beef inventories had no effect on the carrying value of inventories or on the income reported for the three months ended November 30, 1994 because market value of these inventories was lower than LIFO or FIFO cost.


(3)  CONTINGENCIES

     On July 28, 1983, Farmland sold the stock of Terra Resources, Inc. ("Terra"), a wholly-owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237,200,000 for tax reporting purposes. During 1983, and prior to the sale of the Terra stock, Farmland received certain distributions from Terra totaling $24,800,000. For tax purposes, Farmland claimed intercorporate dividends-received deductions for the entire amount of such distributions.

     On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70,775,000. The asserted deficiencies relate primarily to the Company's tax treatment of the sale of the Terra stock and the distributions received from Terra prior to the sale. The IRS asserts that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset, and that, as a nonexempt cooperative, Farmland was not entitled to an intercorporate dividends-received deduction in respect of the 1983 distribution by Terra. It further asserts that Farmland incorrectly characterized gains for tax purposes aggregating approximately $14,600,000, and a loss of approximately $2,300,000, from the disposition of certain other assets. On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. Discovery and other pre-trial phases of the case have been substantially completed. The originally scheduled trial date of March 6, 1995 has been vacated. It is presently contemplated that a limited court hearing, if necessary, will be held in June 1995, and that briefs in the case will be filed by late fall of 1995.

     If the IRS ultimately prevails on all of the adjustments asserted in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85,800,000 plus accumulating statutory interest thereon through December 31, 1994, of approximately $159,668,000 (before tax benefits of the interest deduction). In addition, such adjustments would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5,000,000 plus applicable statutory interest thereon.

     No provision has been made in the consolidated financial statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims and will continue to vigorously pursue their favorable resolution through the pending litigation.

     In the opinion of Bryan Cave, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that (i) Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct; and (ii) Farmland properly claimed a dividends-received deduction in respect of the 1983 distributions which it received from Terra prior to the sale of the Terra stock. Counsel has further advised, however, that none of the issues involved in these disputes is free from doubt, and that there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.

     Should the IRS ultimately prevail on all of its asserted claims, the claimed federal and state income taxes as well as accrued interest would become immediately due and payable, and would be charged to current operations. In such case, the Company would be required to renegotiate its agreements with its banks to maintain compliance with various provisions of such agreements, including working capital and funded indebtedness provisions. However, no assurance can be given that such renegotiation would be successful. Alternatives could include other financing arrangements or the possible sale of assets.

     The Company has been designated by the Environmental Protection Agency as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), at various National Priority List ("NPL") sites. In addition, the Company is aware of possible obligations associated with environmental matters at other sites, including sites where no claim or assessment has been made. The Company's probable and reasonably determinable obligations for resolution of environmental matters at NPL and other sites are estimated to be $8,562,000 and such amount has been accrued at November 30, 1994.

     The ultimate costs of resolving environmental matters are not quantifiable because many such matters are in preliminary stages and the timing and extent of actions which governmental authorities may ultimately require are unknown. It is possible that the costs of such resolution may be greater than the liabilities which, in the opinion of management, are probable and reasonably determinable at November 30, 1994. In the opinion of management, it is reasonably possible for such costs to approximate up to $37,600,000 and to extend over 30 years.


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Farmland Industries, Inc.:

     We have audited the accompanying consolidated balance sheets of Farmland Industries, Inc. and subsidiaries as of August 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and capital shares and equities for each of the years in the three-year period ended August 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmland Industries, Inc. and subsidiaries as of August 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in note 7 to the consolidated financial statements, the Internal Revenue Service (IRS) has examined the Company's tax returns for the years ended August 31, 1984 and 1983, and has proposed certain adjustments. Should the IRS ultimately prevail, the federal and state income taxes and statutory interest thereon could be significant. Farmland believes it has meritorious positions with respect to such claims and, based upon the opinion of special tax counsel, management believes it is more likely than not that the courts will ultimately conclude that Farmland's treatment of such items was substantially, if not entirely, correct. The ultimate outcome of this matter can not presently be determined. Therefore, no provision for such income taxes and interest has been made in the accompanying consolidated financial statements.



                                          KPMG PEAT MARWICK LLP
Kansas City, Missouri
October 21, 1994



                 FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                                        August 31
                                                                                 1994               1993
                                                                                 (Amounts in Thousands)
Current Assets:
     Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . .   $       44,084     $       28,373
     Accounts receivable - trade  . . . . . . . . . . . . . . . . . . . .          394,906            320,980
     Inventories (note 3)   . . . . . . . . . . . . . . . . . . . . . . .          538,314            496,690
     Other current assets   . . . . . . . . . . . . . . . . . . . . . . .          119,139             69,357

           Total Current Assets . . . . . . . . . . . . . . . . . . . . .   $    1,096,443     $      915,400


Investments and Long-Term Receivables (note 4)  . . . . . . . . . . . . .   $      189,601     $      183,312

Property, Plant and Equipment (notes 5 and 6):
     Property, plant and equipment, at cost   . . . . . . . . . . . . . .   $    1,202,159     $    1,154,343
     Less accumulated depreciation and amortization   . . . . . . . . . .          700,869            649,965

     Net Property, Plant and Equipment  . . . . . . . . . . . . . . . . .   $      501,290     $      504,378

Other Assets      . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $      139,297     $      116,891


Total Assets      . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $    1.926,631     $      1,719,981

See accompanying notes to consolidated financial statements.


                          FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                                  CONSOLIDATED BALANCE SHEETS

                                   LIABILITIES AND EQUITIES

                                                                                         August 31
                                                                                 1994               1993
                                                                                  (Amounts in Thousands)
Current Liabilities:
   Demand loan certificates   . . . . . . . . . . . . . . . . . . . . . .   $       23,158     $       29,860
   Short-term notes payable (note 6)  . . . . . . . . . . . . . . . . . .          279,137            256,655
   Current maturities of long-term debt (note 6)  . . . . . . . . . . . .           27,840             31,947
   Accounts payable - trade   . . . . . . . . . . . . . . . . . . . . . .          246,181            217,982
   Other current liabilities (note 9)   . . . . . . . . . . . . . . . . .          229,423            118,437

               Total Current Liabilities  . . . . . . . . . . . . . . . .   $      805,739     $      654,881

Long-Term Debt (excluding current maturities) (note 6)  . . . . . . . . .   $      517,806     $      485,861

Deferred Income Taxes (note 7)  . . . . . . . . . . . . . . . . . . . . .   $        6,340     $        2,169

Minority Owners' Equity in Subsidiaries (note 8)  . . . . . . . . . . . .   $       11,733     $       15,363

Capital Shares and Equities (note 9):
   Preferred shares, $25 par value--Authorized 8,000,000 shares,
   148,069 shares issued and outstanding (148,325 shares in 1993)   . . .   $        3,702     $        3,708
   Common shares, $25 par value -- Authorized 50,000,000 shares,
       14,542,478 shares issued and outstanding
        (15,199,833 shares in 1993) . . . . . . . . . . . . . . . . . . .          363,562            379,996
   Associate member common shares (nonvoting), $25 par value --
       Authorized 2,000,000 shares, 370,707 shares issued and
       outstanding (327,828 shares in 1993) . . . . . . . . . . . . . . .            9,268              8,196
   Earned surplus and other equities  . . . . . . . . . . . . . . . . . .          208,481            169,807

               Total Capital Shares and Equities  . . . . . . . . . . . .   $      585,013     $      561,707

Contingent Liabilities and Commitments (notes 4, 6, 7, 10 and 11)


Total Liabilities and Equities  . . . . . . . . . . . . . . . . . . . . .   $    1,926,631     $    1,719,981

See accompanying notes to consolidated financial statements.


                          FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                             CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                              Year Ended August 31
                                                                   1994               1993             1992
                                                                             (Amounts in Thousands)
    Sales             . . . . . . . . . . . . . . . . . . .   $      6,677,933   $    4,722,940   $    3,429,307
    Cost of sales     . . . . . . . . . . . . . . . . . . .          6,284,084        4,470,290        3,099,316

    Gross income          . . . . . . . . . . . . . . . . . . $.       393,849   $      252,650   $      329,991

    Selling, general and administrative expenses  . . . . .   $        305,279   $      223,792   $      236,065

    Other income (deductions):
         Interest expense   . . . . . . . . . . . . . . . .   $        (51,485)  $      (36,764)  $      (27,965)
         Interest income  . . . . . . . . . . . . . . . . .              6,170            4,189            2,667
         Equity in income (loss) of investees (note 4)  . .             10,878          (12,394)          (2,341)
         Provision for loss on disposition of assets
               (note 17)  . . . . . . . . . . . . . . . . .                -0-          (29,430)             -0-
         Other, net (note 16)   . . . . . . . . . . . . . .             20,111            9,536            4,217
                                                              $        (14,326)  $      (64,863)  $      (23,422)

    Income (loss) before income taxes, minority
         owners' interest and extraordinary item  . . . . .   $         74,244   $      (36,005)  $       70,504
    Income tax (expense) benefit (note 7) . . . . . . . . .             (4,890)           6,433           (9,458)
    Minority owners' interest in loss (income)
         of subsidiaries  . . . . . . . . . . . . . . . . .              4,522             (828)             -0-
    Income (loss) before extraordinary item . . . . . . . .   $         73,876   $      (30,400)  $       61,046
    Extraordinary item - Utilization of loss
         carryforward (note 7)  . . . . . . . . . . . . . .               -0-                -0-           1,267
               Net income (loss)  . . . . . . . . . . . . .   $         73,876   $      (30,400)  $       62,313

    Distribution of net income (note 9):
         Patronage refunds:
               Farm supply patrons  . . . . . . . . . . . .   $         59,685   $          -0-   $       16,229
               Pork marketing patrons . . . . . . . . . . .             10,927              -0-            1,245
               The Cooperative Finance
                    Association's patrons . . . . . . . . .               -0-             1,650            1,482
                                                              $         70,612   $        1,650   $       18,956
    Earned surplus and other equities . . . . . . . . . . .              3,264          (32,050)          43,357
                                                              $         73,876   $      (30,400)  $       62,313

    See notes to consolidated financial statements


                              FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           Year Ended August 31
                                                                1994               1993             1992
                                                                          (Amounts in Thousands)
 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss) . . . . . . . . . . . . . . . . . . .   $        73,876    $       (30,400)   $      62,313
 Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
      Depreciation and amortization  . . . . . . . . . .            62,960             57,730           50,784
      Provision for loss on disposition of assets  . . .               -0-             29,430              -0-
      (Gain) on disposition of fixed assets  . . . . . .            (1,794)              (385)          (1,181)
      Patronage refunds received in equities   . . . . .            (2,171)            (2,241)          (2,320)
      Proceeds from redemption of patronage equities   .               573              1,731            7,727
      Equity in (income) loss of investees   . . . . . .           (10,878)            12,394            2,341
      Deferred income tax (benefit) expense  . . . . . .            (5,034)            (3,463)           1,752
      Other        . . . . . . . . . . . . . . . . . . .               770              7,604            3,786
      Changes in assets and liabilities (exclusive
         of assets and liabilities of businesses acquired):
            Accounts receivable  . . . . . . . . . . . .           (12,079)           (92,024)           9,095
            Inventories  . . . . . . . . . . . . . . . .            (4,692)           (65,402)         (27,483)
            Other assets . . . . . . . . . . . . . . . .           (45,990)           (30,154)          11,490
            Accounts payable . . . . . . . . . . . . . .            17,884             19,630          (48,425)
            Other liabilities  . . . . . . . . . . . . .            32,617            (17,981)          10,722

 Net cash provided by (used in) operating activities . .   $       106,042    $      (113,531) $        80,601

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Advances to borrowers by finance companies  . . . . . .   $           -0-    $      (624,618) $      (733,403)
 Collections from borrowers by finance companies . . . .               -0-            631,668          685,383
 Acquisition of businesses . . . . . . . . . . . . . . .           (35,790)           (10,500)             -0-
 Proceeds from disposal of investments and
      notes receivable   . . . . . . . . . . . . . . . .            34,577             12,115           71,582
 Acquisition of investments and notes receivable . . . .           (22,117)           (50,378)         (58,979)
 Capital expenditures  . . . . . . . . . . . . . . . . .           (69,776)           (98,238)         (79,954)
 Proceeds from sale of fixed assets  . . . . . . . . . .            14,785             10,900            8,191
 Distribution from joint venture, net  . . . . . . . . .               -0-                -0-           29,324
 Proceeds from sale of assets to
      joint venture partner  . . . . . . . . . . . . . .             2,310                -0-           62,104
 Proceeds from disposition of subsidiary (note 2)  . . .               -0-             87,227              -0-
 Other             . . . . . . . . . . . . . . . . . . .             5,547             (2,140)             -0-

 Net cash used in investing activities . . . . . . . . .   $       (70,464)   $       (43,964) $       (15,752)

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Net decrease of demand loan certificates  . . . . . . .   $        (6,702)   $       (13,224) $       (13,712)
 Proceeds from bank loans and notes payable  . . . . . .           888,088            916,799          669,608
 Payments of bank loans and notes payable  . . . . . . .          (924,731)          (777,268)        (711,101)
 Proceeds from issuance of subordinated
       debt certificates   . . . . . . . . . . . . . . .            57,636             72,423           57,780
 Payments for redemption of subordinated
       debt certificates   . . . . . . . . . . . . . . .           (33,034)           (16,490)         (22,557)
 Payments for redemption of equities . . . . . . . . . .            (3,244)           (13,505)          (8,046)
 Payments of patronage refunds and dividends . . . . . .               -0-            (17,946)         (12,204)
 Other             . . . . . . . . . . . . . . . . . . .             2,120                340           (3,853)

 Net cash provided by (used in) financing activities . .   $       (19,867)   $       151,129  $       (44,085)

 Net increase (decrease) in cash and
      cash equivalents   . . . . . . . . . . . . . . . .   $        15,711    $        (6,366) $        20,764
 Cash and cash equivalents at beginning of year  . . . .            28,373             34,739           13,975
 Cash and cash equivalents at end of year  . . . . . . .   $        44,084    $        28,373  $        34,739

 SUPPLEMENTAL SCHEDULE OF CASH PAID
      FOR INTEREST AND INCOME TAXES:

 Interest          . . . . . . . . . . . . . . . . . . .   $        38,425    $        41,136  $        35,626

 Income taxes (net of refunds) . . . . . . . . . . . . .   $         9,746    $         1,479  $        12,181

 SUPPLEMENTAL SCHEDULE OF NONCASH
      INVESTING AND FINANCING ACTIVITIES:

 Equities and minority owners' interest
      called for redemption  . . . . . . . . . . . . . .   $        12,935    $           -0-  $        13,365
 Transfer of assets in exchange for
      investment in joint ventures   . . . . . . . . . .   $           309    $           -0-  $        63,911
 Issuance of Farmland equities to minority owners'
      of Foods     . . . . . . . . . . . . . . . . . . .   $           -0-    $           -0-  $        16,680
 Appropriation of current year's net income
      as patronage refunds   . . . . . . . . . . . . . .   $        70,612    $           -0-  $        18,956
 Acquisition of businesses:
      Fair value of net assets acquired  . . . . . . . .   $        35,539    $         1,414  $        30,321
      Goodwill     . . . . . . . . . . . . . . . . . . .             1,094             16,086           20,976
      Minority owners' investment  . . . . . . . . . . .              (843)            (7,000)             -0-

                                                           $        35,790    $        10,500  $        51,297


 See accompanying notes to consolidated financial statements.


                     FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CAPITAL SHARES AND EQUITIES

                                                             Years Ended August 31, 1994, 1993 and 1992
                                                                                            Earned       Total
                                                                             Associate     Surplus     Capital
                                                                               Member        And        Shares
                                                    Preferred     Common       Common       Other          And
                                                     Shares       Shares       Shares      Equities    Equities
                                                                           (Amounts in Thousands)
    BALANCE AT AUGUST 31, 1991  . . . . . . . . .  $     3,733  $    330,646 $    7,680  $    155,305  $    497,364
    Issue, redemption and cancellation of equities         (20)       44,297        (15)           13        44,275
    Appropriation of current year's net income  .          -0-          -0-         -0-        62,313        62,313
    Transfers to current liabilities  . . . . . .          -0-       (12,045)        (6)      (19,329)      (31,380)
    Transfers from minority owners' equity  . . .          -0-         5,570        -0-        10,072        15,642
    Dividends on preferred stock  . . . . . . . .          -0-          -0-         -0-            (5)           (5)
    Distribution to farm supply patrons in common
         stock, associate member common stock
         and other equities   . . . . . . . . . .          -0-        15,807        873       (16,760)          (80)
    Exchange of common stock, associate member
         common stock and other equities  . . . .          -0-        (7,892)      (356)        8,248          -0-

    BALANCE AT AUGUST 31, 1992  . . . . . . . . .  $     3,713  $    376,383 $    8,176  $    199,857  $    588,129
    Issue, redemption and cancellation of equities          (5)        6,740        (49)       (1,058)        5,628
    Appropriation of current year's net loss  . .          -0-          -0-         -0-       (30,400)      (30,400)
    Transfers to current liabilities  . . . . . .          -0-          -0-         -0-        (1,650)       (1,650)
    Exchange of common stock, associate member
         common stock and other equities  . . . .          -0-        (3,127)        69         3,058          -0-

    BALANCE AT AUGUST 31, 1993  . . . . . . . . .  $     3,708  $    379,996 $    8,196  $    169,807  $    561,707
    Issue, redemption and cancellation of equities          (6)         (364)        17        (3,475)       (3,828)
    Appropriation of current year's net income  .          -0-          -0-         -0-        73,876        73,876
    Patronage refund payable in cash transferred
         to current liabilities   . . . . . . . .          -0-          -0-         -0-       (26,552)      (26,552)
    Base capital redemptions transferred
         to current liabilities   . . . . . . . .          -0-        (8,628)      (112)         -0-         (8,740)
    Other equity redemptions transferred
         to current liabilities   . . . . . . . .          -0-          -0-         -0-        (3,362)       (3,362)
    Transferred to liabilities  . . . . . . . . .          -0-          -0-         -0-        (8,084)       (8,084)
    Dividends on preferred stock  . . . . . . . .          -0-          -0-         -0-            (4)           (4)
    Exchange of common stock, associate member
         common stock and other equities  . . . .          -0-        (7,442)     1,167         6,275          -0-

    BALANCE AT AUGUST 31, 1994  . . . . . . . . .  $     3,702  $    363,562 $    9,268  $    208,481  $    585,013

    See accompanying notes to consolidated financial statements.

                   FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Farmland Industries, Inc. ("Farmland"), a Kansas corporation, is organized and operated as a cooperative and its mission is to be a producer-driven and profitable agricultural supply to consumer foods cooperative system. Approximately 65% of the Company's farm supply sales in 1994 were to local farm cooperative associations which are members and owners of Farmland and approximately 61% of the hogs processed and 46% of the grain marketed were supplied to the Company by members.

     Principles of Consolidation -- The consolidated financial statements include the accounts of Farmland and all its majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

     Cash and Cash Equivalents -- Investments with maturities of less than three months are included in "Cash and cash equivalents."

     Investments -- Investments in companies 20% to 50% owned are accounted for by the equity method. Other investments are stated at cost.

     Accounts Receivable -- The Company uses the allowance method to account for doubtful accounts and notes. Uncollectible accounts and notes receivable from members are written off against the Farmland common stock held by members before such uncollectible accounts are charged to operations.

     Inventories -- Grain inventories are valued at market adjusted for net unrealized gains or losses on open commodity contracts. Crude oil, refined petroleum products, cattle and beef inventories are valued at the lower of last-in, first-out cost or market. Other inventories are valued at the lower of first-in, first-out cost or market. Supplies are valued at cost.

     Property, Plant and Equipment -- These assets are stated at cost and depreciated principally on a straight-line basis over the estimated useful life of the individual assets (3 to 40 years). Leasehold improvements are amortized on a straight-line basis over the terms of the individual leases (15 to 21 years).

     Goodwill -- The excess of cost over the fair market value of assets of businesses purchased is amortized on a straight-line basis over a period of 15 to 25 years.

     Sales -- The Company's policy is to recognize sales at the time product is shipped. Net margins on international grain merchandised and sales commissions on brokered agricultural chemicals, rather than the value of such products, are included in net sales. The gross amount of international grain merchandised in 1994 was $590,159,000. See note 2 of the notes to consolidated financial statements. The gross amount of agricultural chemicals brokered in the years ended August 31, 1994, 1993 and 1992 was $172,650,000, $156,067,000 and
$143,314,000, respectively.

     Environmental Costs -- Liabilities related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated. Estimates of these costs are based upon currently available facts, existing technology, undiscounted site specific costs, and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

     Research and Development Costs -- Total research and development costs for the Company for the years ended August 31, 1994, 1993 and 1992 were $2,702,000, $3,303,000 and $3,338,000, respectively.

     Federal Income Taxes -- Farmland and its cooperative subsidiaries are subject to income taxes on all income not distributed to patrons as patronage refunds. Farmland and all its subsidiaries file consolidated federal and state income tax returns. Effective September 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company accounted for income taxes using the deferred method under APB Opinion 11 for the year ended August 31, 1993 and 1992.


(2)  ACQUISITIONS AND DISPOSITIONS

     Effective June 30, 1992, Farmland acquired substantially all the business and assets of Union Equity Co-Operative Exchange ("Union Equity") in exchange for 2,051,880 shares of Farmland common stock with a par value of $51,297,000 and Farmland's assumption of substantially all of Union Equity's liabilities. The acquisition has been accounted for as a purchase and, accordingly, the results of operations of Union Equity have been included in the Company's consolidated financial statements from June 30, 1992. The excess of the purchase price over the fair value of the net identifiable assets acquired ($20,976,000) has been recorded as goodwill and is being amortized on a straight-line basis over 25 years.

     During 1993, Farmland and partners organized NBPC. Farmland retained a 58% ownership interest in NBPC by investing $10,500,000 in cash. On April 15, 1993, NBPC acquired the business of Idle Wild Foods, Inc. ("Idle Wild"), a beef packing plant and feedlot located in Liberal, Kansas. NBPC acquired the assets by assuming liabilities of Idle Wild with a fair value of approximately $130,605,000 (including bank loans which are nonrecourse to NBPC's partners). The acquisition has been accounted for as a purchase and, accordingly, the results of operations of NBPC have been included in the Company's consolidated financial statements from April 15, 1993. The liabilities assumed over the fair value of the net identifiable assets acquired has been recorded as goodwill.

     To establish The Cooperative Finance Association ("CFA") as an independent finance association for its members, on August 30, 1993 CFA purchased 10,113,000 shares of its voting common stock from Farmland for a purchase price comprised of $1,541,000 in cash, equities of Farmland (with a par value of $2,406,000) held by CFA and a $6,166,000 subordinated promissory note payable to Farmland bearing interest of 5.3%. In addition, during 1993, CFA: 1) repaid its operating loan from Farmland ($25,181,000); and, 2) purchased the lending operations and assets of Farmland Financial Services Company for a cash payment of $60,505,000 and a $2,128,000, 5.3% subordinated note payable to Farmland. Farmland repaid $87,227,000 of its borrowings from the National Bank for Cooperatives with the proceeds received from CFA. As a result of CFA's stock purchase and amendments to CFA's bylaws, Farmland did not have voting control of CFA at August 31, 1993 and, therefore, did not include CFA in its consolidated balance sheet at August 31, 1993. Farmland's remaining investment in CFA is being accounted for by the cost method.

     The following unaudited financial information, for the years ended August 31, 1993 and 1992, presents pro forma results of operations of the Company as if the disposition of CFA and the acquisitions of Union Equity and NBPC had occurred at the beginning of each period presented. The pro forma financial information includes adjustments for amortization of goodwill, additional depreciation expense and increased interest expense on debt assumed in the acquisitions. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity which excluded CFA and included Union Equity and NBPC for the full years 1993 and 1992.

                                                 August 31 (Unaudited)
                                                 1993               1992
                                                 (Amounts in Thousands)
Net sales   . . . . . . . . . . . . . . .  $  5,357,867     $    5,441,303

Income (loss) before extraordinary item  . $    (44,040)    $       47,225

   In October 1993, the Company acquired approximately 53% of the common stock of National Carriers, Inc. ("NCI") and increased its ownership of NCI to 79% in August 1994. NCI is a trucking company located in Liberal, Kansas. NCI provides substantially all the trucking service needs of NBPC. The purchase price of NCI ($4,423,000) was paid in cash.

     In December 1993, the Company acquired all the common stock of seven international grain trading companies (collectively referred to as "Tradigrain"). The purchase price for Tradigrain ($31,367,000) was paid in cash.

     The acquisitions of NCI and Tradigrain have been accounted for by the purchase method of accounting and, accordingly, the operating results of each enterprise have been included in the Company's consolidated financial statements from the respective dates of acquisition. The excess of the cash paid over the fair value of the net assets acquired has been recorded as goodwill. The pro forma effects of acquisitions of NCI and Tradigrain on the consolidated financial statements are not significant.

(3)  INVENTORIES

     Major components of inventories are as follows:
                                                   August 31
                                            1994               1993
                                              (Amounts in Thousands)
 Grain        . . . . . . . . . . . . .$       136,353    $        91,990
 Beef         . . . . . . . . . . . . .         24,267             27,754
 Materials    . . . . . . . . . . . . .         51,428             43,857
 Supplies     . . . . . . . . . . . . .         39,885             41,388
 Finished and in-process products   . .        286,381            291,701
                                       $       538,314    $       496,690

    The carrying values of crude oil and refined petroleum inventories stated under the lower of last-in, first-out ("LIFO") cost or market at August 31, 1994 and 1993 were $86,179,000 and $84,088,000, respectively. Had the lower of first-in, first-out ("FIFO") cost or market been used to value these products, the carrying values of inventories at August 31, 1994 and 1993 would have been lower by $4,145,000 and $5,754,000, respectively.

     Net income for 1994, 1993 and 1992 was $1,609,000 lower, $4,119,000 higher and $1,953,000 lower, respectively, as a result of using LIFO as compared with FIFO, including a $3,164,000 recovery in 1994 of an $8,346,000 lower of cost or market adjustment in 1993. Liquidation of prior year inventory layers in 1992 reduced income before income taxes and patronage refunds by $3,302,000.

     The carrying values of beef inventories stated under LIFO at August 31, 1994 and 1993 were $24,267,000 and $27,754,000, respectively. The LIFO method of accounting for beef inventories had no effect on the carrying value of inventories or on the results reported in 1994 and 1993, as market value of these inventories was lower than LIFO or FIFO cost.

(4)  INVESTMENTS AND LONG-TERM RECEIVABLES

     Investments and long-term receivables are as follows:
                                                                       August 31
                                                                1994               1993
                                                              (Amounts in Thousands)
                                                           . . . . . . . .
Investments accounted for by the equity method         $       52,478     $       37,456
Notes receivable from ventures, 20% to 50% owned   . . . . . . 48,955             60,204
National Bank for Cooperatives   . . . . . . . . . . . . . . . 28,786             31,824
Investments in and advances to other cooperatives  . . . . . . 42,662             37,690
Other investments and long-term receivables  . . . . . . . . . 16,720             16,138

                                                       $      189,601     $      183,312

   National Bank for Cooperatives ("CoBank") requires borrowers from the bank to maintain an investment in stock of the bank. The amount of investment required is based on the average amount borrowed from CoBank during the previous five years. At August 31, 1994, Farmland's investment in CoBank approximated its requirement. This investment has been pledged to secure borrowings from CoBank under the syndicated loan agreement.

   Summarized financial information of investees accounted for by the equity method is as follows:
                                                                                      August 31
                                                                              1994               1993
                                                                              (Amounts in Thousands)
               Current Assets . . . . . . . . . . . . . . . . . . . .   $       105,981    $        66,532
               Long-Term Assets . . . . . . . . . . . . . . . . . . .           252,704            223,937
                    Total Assets  . . . . . . . . . . . . . . . . . .   $       358,685    $       290,469

               Current Liabilities  . . . . . . . . . . . . . . . . .   $       111,077    $        79,224
               Long-Term Liabilities  . . . . . . . . . . . . . . . .           144,255            141,991
                    Total Liabilities . . . . . . . . . . . . . . . .   $       255,332    $       221,215

               Net Assets . . . . . . . . . . . . . . . . . . . . . .   $       103,353    $        69,254

                                                                        Year Ended August 31
                                                                1994            1993            1992
                                                                       (Amounts in Thousands)
            Net sales . . . . . . . . . . . . . . . . . . .  $   803,516     $    601,194   $    218,913
            Net income (loss) . . . . . . . . . . . . . . .  $    24,285     $    (22,755)  $     (5,046)
            Farmland's equity in net income (loss)  . . . .  $    10,878     $    (12,394)  $     (2,341)

     The Company's investments accounted for by the equity method consist principally of 50% equity interests in Hyplains Beef, L.L.C. and in two phosphate fertilizer manufacturing ventures (Farmland Hydro, L.P. and SF Phosphates Limited Company).

     On November 15, 1991, Farmland and Norsk Hydro a.s. ("Hydro") formed a joint venture company, Farmland Hydro, to manufacture phosphate fertilizer products for distribution to international markets. As part of the joint venture agreement, Farmland sold a 50% interest in its Green Bay, Florida phosphate fertilizer plant and certain phosphate rock reserves located in Hardee County, Florida to Hydro for an amount approximately equal to Farmland's carrying value of the assets. Subsequently, Farmland and Hydro contributed the assets to the joint venture. Farmland operates the plant under a management agreement with the joint venture and Hydro provides international marketing services. See note 15 of the notes to consolidated financial statements.

     Farmland and J. R. Simplot formed a joint venture (SF Phosphates, Limited Company) to operate a phosphate mine located in Vernal, Utah, a fertilizer plant located in Rock Springs, Wyoming, and a 96-mile pipeline that connects the mine with the fertilizer plant. The purchase of the mine, plant and pipeline from Chevron Corporation was completed in April 1992.

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued by the Financial Accounting Standards Board ("FASB") in May 1993 and is effective for fiscal years beginning after December 15, 1993 (the Company's 1995 fiscal year). Statement 115 expands the use of fair value accounting and the reporting for certain investments in debt and equity securities. In the opinion of management, the adoption of Statement 115 will not have a significant impact on the Company's consolidated financial statements.


(5)  PROPERTY, PLANT AND EQUIPMENT

     A summary of cost for property, plant and equipment is as follows:
                                                     August 31
                                            1994               1993
                                             (Amounts in Thousands)
         Land and improvements  . . .  $       13,614     $       11,825
         Site improvements  . . . . .          28,647             26,877
         Buildings    . . . . . . . .         224,767            215,420
         Machinery and equipment  . .         716,683            678,784
         Automotive equipment   . . .          65,986             46,807
         Furniture and fixtures   . .          48,613             45,405
         Livestock    . . . . . . . .           3,926              4,373
         Mining properties  . . . . .           3,119              3,119
         Leasehold improvements   . .          15,085             12,149
         Capital lease  . . . . . . .          50,956             52,342
         Construction in progress   .          30,763             57,242
                                       $    1,202,159     $    1,154,343

   For the years ended August 31, 1994, 1993 and 1992, the Company capitalized construction period interest of $357,000, $1,611,000 and $330,000, respectively.


(6)  BANK LOANS, SUBORDINATED DEBT CERTIFICATES AND NOTES PAYABLE

     Bank loans, subordinated debt certificates and notes payable are as follows:
                                                                     August 31
                                                              1994               1993
                                                                (Amounts in Thousands)
    National Bank for Cooperatives
         --5.61% to 9.2%, maturing 1995 through 2001  .  $       74,278     $       66,098
    Other bank notes--5.74% to 7.75%,
         maturing 1995 through 2001   . . . . . . . . .         117,813            138,244
    Capital investment certificates
         --6% to 9.5%, maturing 1995 through 2014   . .         210,054            192,857
    Subordinated monthly interest certificates
         --6.25% to 12%, maturing 1995 through 2014   .          70,057             62,913
    Industrial revenue bonds--5.75% to 8.0%,
         maturing 1995 through 2007   . . . . . . . . .          25,055             27,880
    Promissory notes--7% to 10%,
         maturing 1995 through 2001   . . . . . . . . .          18,684             13,805
    Other--5% to 13%  . . . . . . . . . . . . . . . . .          29,705             16,011
                                                         $      545,646     $      517,808
    Less current maturities . . . . . . . . . . . . . .          27,840             31,947
                                                         $      517,806     $      485,861

      In 1994, Farmland entered into a $650,000,000 syndicated credit facility provided by eight domestic and international banking institutions. This agreement provides short-term credit of up to $450,000,000 to finance seasonal operations and inventory, and revolving term credit of up to $200,000,000. At August 31, 1994, short-term borrowings under this facility were $217,399,000, revolving term borrowings were $95,000,000 and $62,600,000 was being utilized to support letters of credit issued on behalf of Farmland by participating banks.

     Farmland pays commitment fees of 1/8 of 1% annually on the unused portion of the short-term commitment and 1/4 of 1% annually on the unused portion of the revolving term commitment. In addition, Farmland must maintain consolidated working capital of not less than $150,000,000, consolidated net worth of not less than $475,000,000 and funded indebtedness and senior funded indebtedness of not more than 52% and 43% of capitalization, respectively. All computations are based on consolidated financial data adjusted to exclude nonrecourse subsidiaries (as defined in the credit agreement). Computed in accordance with the agreement, at August 31, 1994, working capital was $207,383,000, net worth was $585,013,000 and funded indebtedness and senior funded indebtedness were 47.03% and 23.34% of capitalization, respectively.

     Farmland and subsidiaries maintain other borrowing arrangements with banks and financial institutions. Under such agreements, at August 31, 1994, $35,495,000 was borrowed from banks and letters of credit issued by banks amounted to $2,200,000. Financial covenants of these arrangements are not more restrictive than the Company's syndicated credit facility.

     NBPC, 58%-owned by Farmland, maintains borrowing agreements with a bank which provides financing support for its beef packing operations. Borrowings under this credit agreement are nonrecourse to Farmland or Farmland's other affiliates. At August 31, 1994, NBPC's available bank credit of $61,596,000 had been borrowed. All assets of NBPC (carried at $150,409,000) are pledged to support its borrowings. At August 31, 1994, Farmland had issued letters of credit in the amount of $15,000,000 to support NBPC's bank credit agreements.

     Tradigrain has borrowing agreements with various international banks which provide financing and letters of credit to support current international grain trading transactions. Obligations of Tradigrain under these loan agreements are nonrecourse to the Company.

     The subordinated debt certificates have been issued under several different indentures. Farmland may redeem subordinated certificates of investments and capital investment certificates in advance of scheduled maturities. Farmland may redeem subordinated certificates of investments, capital investment certificates and subordinated monthly interest certificates upon death of the holder.

     The outstanding subordinated debt certificates are subordinated to senior indebtedness. At August 31, 1994, senior indebtedness included $450,827,000 for money borrowed, and other instruments (principally long-term operating leases) provide for aggregate payments over nine years of approximately $126,505,000.

     Under industrial revenue bonds and other agreements, property, plant and equipment with a carrying value of $29,267,000 have been pledged.

     Bank loans, subordinated debt certificates and notes payable mature during the fiscal years ending August 31 in the following amounts:

                                               (Amounts in Thousands)
           1995 . . . . . . . . . . . . . . . . . .  $    27,840
           1996 . . . . . . . . . . . . . . . . . .       44,884
           1997 . . . . . . . . . . . . . . . . . .      182,996
           1998 . . . . . . . . . . . . . . . . . .       54,057
           1999 . . . . . . . . . . . . . . . . . .       32,921
           2000 and after . . . . . . . . . . . . .      202,948
                                                     $   545,646

(7)  INCOME TAXES

     On July 28, 1983, Farmland sold the stock of Terra Resources, Inc. ("Terra"), a wholly-owned subsidiary engaged in oil and gas exploration and production operations, and exited its oil and gas exploration and production activities. The gain from the sale of Terra amounted to $237,200,000 for tax reporting purposes. During 1983, and prior to the sale of the Terra stock, Farmland received certain distributions from Terra totaling $24,800,000. For tax purposes, Farmland claimed intercorporate dividends-received deductions for the entire amount of such distributions.

     On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70,775,000. The asserted deficiencies relate primarily to the Company's tax treatment of the sale of the Terra stock and the distributions received from Terra prior to the sale. The IRS asserts that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset, and that, as a nonexempt cooperative, Farmland was not entitled to an intercorporate dividends-received deduction in respect of the 1983 distribution by Terra. It further asserts that Farmland incorrectly characterized gains for tax purposes aggregating approximately $14,600,000, and a loss of approximately $2,300,000, from the disposition of certain other assets. On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. Discovery and other pre-trial phases of the case have been substantially completed. The originally scheduled trial date of March 6, 1995 has been vacated. It is presently contemplated that a limited court hearing, if necessary, will be held in June 1995, and that briefs in the case will be filed by late fall of 1995.

     If the IRS ultimately prevails on all of the adjustments asserted in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85,800,000 plus accumulating statutory interest thereon through October 31, 1994, of approximately $154,900,000 (before tax benefits of the interest deduction). In addition, such adjustments would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5,000,000 plus applicable statutory interest thereon.

     No provision has been made in the consolidated financial statements for federal or state income taxes (or interest thereon) in respect of the IRS claims described above. Farmland believes that it has meritorious positions with respect to all of these claims and will continue to vigorously pursue their favorable resolution through the pending litigation.

     In the opinion of Bryan Cave, Farmland's special tax counsel, it is more likely than not that the courts will ultimately conclude that (i) Farmland's treatment of the Terra sale gain was substantially, if not entirely, correct; and (ii) Farmland properly claimed a dividends-received deduction in respect of the 1983 distributions which it received from Terra prior to the sale of the Terra stock. Counsel has further advised, however, that none of the issues involved in these disputes is free from doubt, and that there can be no assurance that the courts will ultimately rule in favor of Farmland on any of these issues.

     Should the IRS ultimately prevail on all of its asserted claims, all claimed federal and state income taxes as well as accrued interest would become immediately due and payable, and would be charged to current operations. In such case, the Company would be required to renegotiate agreements with its banks to maintain compliance with various requirements of such agreements, including working capital and funded indebtedness provisions. However, no assurance can be given that such renegotiation would be successful. Alternatives could include other financing arrangements or the possible sale of assets.

     The Company adopted FASB Statement 109 effective September 1, 1993. The cumulative effect of this change in accounting for income taxes was immaterial. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

     Income tax expense (benefit) attributable to income from continuing operations is comprised of the following:
                                      Year Ended August 31
                            1994              1993               1992
                                     (Amounts in Thousands)
   Federal:
      Current  . .. . . $     10,076      $     (2,502)       $    6,600
      Deferred . .. . .       (3,217)           (2,944)            1,490
                        $      6,859      $     (5,446)       $    8,090
   State:
      Current  . .. . . $      1,965      $       (468)       $    1,106
      Deferred . .. . .         (755)             (519)              262
                        $      1,210      $       (987)       $    1,368
   Foreign:
      Current  . .. . . $     (2,117)     $       -0-         $      -0-
      Deferred . .. . .       (1,062)             -0-                -0-
                        $     (3,179)     $       -0-         $      -0-
                        $      4,890      $     (6,433)       $    9,458

      Income tax expense (benefit) attributable to income from continuing operations differs from the "expected" income tax expense (benefit) using statutory rate of 35% (34% for 1993 and 1992), as follows:
                                                                             Year Ended August 31
                                                                    1994            1993            1992
    Computed "expected" income tax expense (benefit)
         on income (loss) before income taxes   . . . . . . . . .   35.0    %       (34.0) %        34.0   %

    Increase (reduction) in income tax expense (benefit)
    attributable to:
         Patronage refunds  . . . . . . . . . . . . . . . . . . .  (33.3)            (4.0)          (9.2)
         Utilization of member-sourced losses   . . . . . . . . .    -0-             -0-           (11.4)
         Patronage-sourced items for
               which no benefit is available  . . . . . . . . . .    -0-             26.5             -0-
         State income tax expense (benefit) net of
               federal income tax effect  . . . . . . . . . . . .    1.1             (2.2)           1.2
         Benefit associated with exempt income of
               foreign sales corporation  . . . . . . . . . . . .    -0-             (1.4)          (1.5)
         Other, net   . . . . . . . . . . . . . . . . . . . . . .    3.8             (2.7)            .3
    Income tax expense (benefit)  . . . . . . . . . . . . . . . .    6.6    %       (17.8) %        13.4   %

           The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at August 31, 1994 is as follows:
                                                     August 31, 1994
                                               (Amounts in Thousands)
   Deferred tax liabilities:
       Property, plant and equipment principally
           due to differences in depreciation . . .  $    20,242
       Prepaid pension cost   . . . . . . . . . . .       21,124
       Other  . . . . . . . . . . . . . . . . . . .       14,021
           Total gross deferred liabilities . . . .  $    55,387

   Deferred tax assets:
       Safe harbor leases   . . . . . . . . . . . .  $     5,391
       Accrued expenses   . . . . . . . . . . . . .       27,017
       Accounts receivable,  principally due to
           allowance for doubtful accounts  . . . .        4,394
       Other  . . . . . . . . . . . . . . . . . . .       12,245
           Total gross deferred assets  . . . . . .  $    49,047

   Net deferred tax liability   . . . . . . . . . .  $     6,340

   A valuation allowance for deferred tax assets was not necessary at August 31, 1994.

     The significant components of deferred income tax benefit attributable to income from continuing operations for the year ended August 31, 1994 are as follows:
                                                     August 31, 1994
                                               (Amounts in Thousands)
   Deferred tax benefit   . . . . . . . . . . . . .  $    (8,044)

   Charge in lieu of taxes resulting
       from initial recognition
       of acquired tax benefits that
       are allocated to reduce
       goodwill related to the acquired entity  . .        3,010
                                                     $    (5,034)

     Deferred income taxes for the year ended August 31, 1993 and 1992 result from timing differences in the recognition of income and expenses for financial reporting and income tax reporting purposes. The sources of these timing differences and their tax effect are as follows:

                                                   Year Ended August 31
                                             1993                    1992
                                                 (Amounts in Thousands)

Depreciation   . . . . . . . . . . . . . . . . . . $  473     $ 1,562
Safe harbor lease rentals  . . . . . . . . . . . .   (378)       (478)
Provision for loss on proposed sale of assets  . . (3,454)       -0-
Unfunded pension expense   . . . . . . . . . . . .   (355)       (129)
Reinstatement of deferred income taxes previously
      offset by net operating loss carryforward
      for financial reporting purposes . . . . .      -0-       1,294
Other, net   . . . . . . . . . . . . . . . . . .       251       (497)
                                                   $(3,463)   $ 1,752

     At August 31, 1994, Farmland and its consolidated subsidiaries have alternative minimum tax credit carryforwards of approximately $7,025,000.

     The tax benefit for the year ended August 31, 1993 results from the carryback of nonpatronage-sourced losses to reduce the amount of federal and state income taxes paid during prior years.

     During the year ended August 31, 1994, Farmland utilized nonmember-sourced loss carryforwards amounting to $7,525,000 to reduce goodwill for financial reporting purposes by $3,010,000.

     During the year ended August 31, 1992, all of Foods' nonmember-sourced loss carryforwards were utilized and deferred income taxes amounting to $1,294,000 were reinstated. During the year ended August 31, 1992, Farmland utilized nonmember-sourced loss carryforwards amounting to $3,168,000 to reduce income tax expense for financial reporting purposes by $1,267,000. Utilization of these loss carryforwards has been presented as an extraordinary item in the accompanying consolidated statement of operations for the year ended August 31, 1992.

     In connection with the acquisition of Union Equity, Farmland acquired member-sourced and nonmember-sourced loss carryforwards from Union Equity amounting to approximately $18,600,000 and $10,600,000, respectively. For the year ended August 31, 1992, Farmland was able to utilize member-sourced and nonmember-sourced loss carryforwards amounting to $18,600,000 and $2,800,000, respectively. The benefit of the utilization of the nonmember-sourced loss carryforward amounting to $1,134,000 was recorded as a reduction of goodwill. See note 2 of the notes to consolidated financial statements.


(8)  MINORITY OWNERS' EQUITY IN SUBSIDIARIES

     A summary of the equity of subsidiaries owned by others is as follows:

                                                            August 31
                                                    1994               1993
                                                     (Amounts in Thousands)
Farmland Foods, Inc.   . . . . . . . . . . . . $     5,618        $     6,401
National Beef Packing Company, L.P. and G.P.         2,925              7,865
Heartland Wheat Growers, L.P. and G.P.   . . .       2,100                -0-
Other subsidiaries   . . . . . . . . . . . . .       1,090              1,097
                                               $    11,733       $     15,363

(9)  PREFERRED STOCK, EARNED SURPLUS AND OTHER EQUITIES

     A summary of preferred stock is as follows:
                                                                                     August 31
                                                                              1994               1993
                                                                               (Amounts in Thousands)
Preferred shares, $25 par value - Authorized 8,000,000 shares:
    6% - 608 shares issued and outstanding
        (624 shares in 1993) . . . . . . . . . . . . . . . . . . . . . .  $        15        $        15
    5-1/2% - 2,592 shares issued and outstanding
        (2,832 shares in 1993) . . . . . . . . . . . . . . . . . . . . .           65                 71
    Series F - 144,869 shares issued and outstanding
        (144,869 shares in 1993) . . . . . . . . . . . . . . . . . . . .        3,622              3,622
                                                                          $     3,702        $     3,708

    The 5-1/2% and 6% preferred stocks have preferential liquidation rights over the Series F preferred stock. Dividends on the 5-1/2% and 6% preferred stock are cumulative if declared by the Farmland Board of Directors and only to the extent earned each year. Series F preferred stock is nondividend bearing. Upon liquidation, holders of all preferred stock are entitled to the par value thereof and, with respect to the 5-1/2% and 6% preferred stock, any declared or unpaid earned dividends.

     A summary of earned surplus and other equities is as follows:
                                                             August 31
                                                       1994           1993
                                                      (Amounts in Thousands)

    Earned surplus   . . . . . . . . . . . .  $      130,250     $      123,974
    Patronage refund payable in equities   .          44,032                -0-
    Nonmember capital  . . . . . . . . . . .             103                104
    Capital credits  . . . . . . . . . . . .          32,547             38,105
    Unallocated equity   . . . . . . . . . .             -0-              6,021
    Additional paid-in surplus   . . . . . .           1,603              1,603
    Currency translation adjustment  . . . .             (54)               -0-
                                              $      208,481     $      169,807

    In accordance with the bylaws of Farmland, the member-sourced portion of its net income or loss and the resulting patronage refund payable to members and patrons are determined annually. The bylaws provide that the amount of the patronage refund payable be reduced if immediately after the payment of such patronage refund, the amount of earned surplus would be less than 30% of the previous year-end balance of members' equity accounts (defined for this purpose as the sum of common stock, associate member common stock, capital credits, nonmember capital and patronage refunds payable in equities). The reduction of patronage refunds is limited to the lesser of 15% or the amount required to increase the balance of the earned surplus account to the required 30%. As of August 31, 1994 and 1993, earned surplus exceeded the required amount by approximately $2,329,000 and $3,874,000, respectively. The patronage refund payable for 1994 is $70,584,000. The cash portion is $26,552,000 and is included in "Other current liabilities" in the consolidated balance sheet at August 31, 1994. The balance ($44,032,000) of the patronage refund is payable in equities of Farmland and is included in the consolidated balance sheet as "Earned surplus and other equities." No patronage refunds were paid by Farmland for 1993. The patronage refund for 1992 was $17,449,000, all of which was paid in cash.

     Farmland maintains a base capital plan. The plan's objectives are as follows: 1) to achieve proportionality between the dollar amount of business a member or associate member of Farmland ("Participant") transacts with Farmland and the par value of Farmland equity which the Participant should hold (hereinafter referred to as the Participants' "Base Capital Requirement"); and,
2) provide a method for the Board of Directors, in its discretion, to redeem equities held by a Participant when the par value of the Participant's investment exceeds the Participant's Base Capital Requirement. This plan provides that the relationship between the par value of a Participant's investment in Farmland equity and the Participant's Base Capital Requirement shall influence the cash portion of any patronage refund paid to the Participant.

     The Base Capital Requirement shall be determined annually by the Farmland Board of Directors at its sole discretion. At August 31, 1994, common stock and associate member common stock with a par value of $8,740,000 have been approved for redemption by the Board of Directors under the base capital plan and such amounts have been included in "Other current liabilities" in the consolidated balance sheet at August 31, 1994.

     Farmland maintains an estate settlement plan for redemption of equities held by estates of deceased individuals (except equities purchased and held less than five years) and a special equity redemption plan to redeem equities of holders who do not participate in the Farmland base capital plan. Under these plans, the Board of Directors, in its discretion, may redeem equities based on certain factors, including the financial position and consolidated net income of the Company. A priority for redeeming equities under these plans has been established.

     At August 31, 1994, certain equities of Farmland with a face amount of $3,448,000 and capital equity fund certificates held by certain members of Farmland Foods, Inc. in the amount of $747,000 have been approved by the Board of Directors for redemption under the estate settlement and special equity redemption plan. Accordingly, such amounts have been included in "Other current liabilities" in the consolidated balance sheet at August 31, 1994.

     Nonmember capital represents patronage refunds distributed in the form of book credits.

     Capital credits are issued: 1) for payment of patronage refunds to patrons who do not satisfy requirements for membership or associate membership; and,
2) upon conversion of common stock or associate member common stock held by persons who do not meet qualifications for membership or associate membership in Farmland.

     Unallocated equity represents the cumulative difference between the amount of member-sourced income for financial reporting and income tax reporting purposes.

     Additional paid-in surplus results from members donating Farmland equity to Farmland.

     None of the aforementioned equities are held by or for the account of Farmland or in any sinking or other special fund of Farmland and none have been pledged by Farmland.


(10)     CONTINGENT LIABILITIES AND COMMITMENTS

     The Company leases various equipment and real properties under long-term operating leases. For the years ended August 31, 1994, 1993 and 1992, rental expenses totaled $41,794,000, $41,104,000 and $43,300,000, respectively. Rental expense is reduced for mileage credits received on leased railroad cars ($1,866,000 in 1994, $1,939,000 in 1993 and $663,000 in 1992).

     The leases have various remaining terms ranging from one year to fifteen years. Some leases are renewable, at Farmland's option, for additional periods. The minimum amount Farmland must pay for these leases during the fiscal years ending August 31 are as follows:

                                        (Amounts in Thousands)
                   1995 . . . . . . . . . .  $     49,883
                   1996 . . . . . . . . . .        40,275
                   1997 . . . . . . . . . .        36,154
                   1998 . . . . . . . . . .        29,440
                   1999 . . . . . . . . . .        22,209
                   2000 and after . . . . .        69,008
                                             $    246,969

     Farmland and its subsidiaries are involved in various lawsuits incidental to the businesses. In the opinion of management, the ultimate resolution of these litigation issues will not have a material adverse effect on the Company's consolidated financial statements.

     The Company has certain throughput agreements, take-or-pay agreements, minimum quantity agreements, and minimum charge agreements for various raw material supplies and services through 1996. The Company's minimum obligations under such agreements are $1,248,000 in 1995 and $924,000 in 1996.

     The Company has been designated by the Environmental Protection Agency as a potentially responsible party ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), at various National Priority List ("NPL") sites. In addition, the Company is aware of possible obligations associated with environmental matters at other sites, including sites where no claim or assessment has been made. The Company's probable and reasonably determinable obligations for resolution of environmental matters at NPL and other sites are estimated to be $7,164,000 and such amount has been accrued.

     The ultimate costs of resolving environmental matters are not quantifiable because many such matters are in preliminary stages and the timing and extent of actions which governmental authorities may ultimately require are unknown. It is possible that the costs of such resolution may be greater than the liabilities which, in the opinion of management, are probable and reasonably determinable at August 31, 1994. In the opinion of management, it is reasonably possible for such costs to approximate $39,000,000 and to extend over 30 years.

     CFA has loans receivable from customers engaged in pork production operations and from cooperative associations which are guaranteed by Farmland. At August 31, 1994, such guarantees amounted to $5,868,000. In addition, Farmland has issued letters of credit to support borrowing arrangements of a subsidiary as described in note 6.

     At August 31, 1994, the Company was committed to expenditures for acquisition and completion of construction of plant and equipment aggregating approximately $19,000,000.

(11)     EMPLOYEE BENEFIT PLANS

     The Farmland Industries, Inc. Employee Retirement Plan ("the Plan") is a defined benefit plan covering substantially all employees of Farmland and its subsidiaries who meet minimum age and length-of-service requirements. Benefits payable under the Plan are based on years of service and the employee's average compensation during the highest four of the employee's last ten years of employment.

     The assets of the Plan are maintained in a trust fund. The majority of the Plan's assets are invested in common stocks, corporate bonds, United States Government securities and short-term investment funds.

     The Company's funding policy is to make the maximum annual contribution to the Plan's trust fund that can be deducted for federal income tax purposes.

     The Company charges pension cost as accrued based on actuarial valuation of the Plan.

     Components of the Company's pension cost are as follows:
                                                                                  August 31
                                                                     1994            1993            1992
                                                                             (Amounts in Thousands)
         Service cost - benefits earned during the period . . .   $     8,663     $     7,449     $     6,519
         Interest cost on projected benefit obligation  . . . .        15,292          12,134          11,332
         Actual return on Plan assets . . . . . . . . . . . . .       (10,949)        (15,842)        (20,591)
         Net amortization and deferral  . . . . . . . . . . . .        (7,860)           (374)          4,027
            Pension expense . . . . . . . . . . . . . . . . . .   $     5,146     $     3,367     $     1,287

   The discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations at August 31, 1994 were 8.0% and 4.5%, respectively (8.5% and 5% at August 31, 1993, and 9% and 5% at August 31, 1992, respectively). The expected long-term rate of return on assets at August 31, 1994, 1993 and 1992 were 8.5%, 8.5% and 9%, respectively.

     The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheet at August 31, 1994 and
1993.  Such prepaid pension cost is based on the Plan's funded status as of May
31, 1994 and 1993.
                                                                                            August 31
                                                                                     1994               1993
                                                                                     (Amounts in Thousands)
    Actuarial present value of benefit obligations:
         Vested benefits  . . . . . . . . . . . . . . . . . . . . . . . . . .   $      148,648     $      123,061
         Nonvested benefits   . . . . . . . . . . . . . . . . . . . . . . . .            9,163              7,102
         Accumulated benefit obligation   . . . . . . . . . . . . . . . . . .   $      157,811     $      130,163
         Increase in benefits due to future compensation increases  . . . . .           53,533             51,633
         Projected benefit obligation   . . . . . . . . . . . . . . . . . . .   $      211,344     $      181,796
         Estimated fair value of Plan assets  . . . . . . . . . . . . . . . .          226,681            212,647
         Plan assets in excess of projected benefit obligation  . . . . . . .   $       15,337     $       30,851
         Unrecognized net loss from past experience different
               from that assumed and effects of changes
               in assumptions . . . . . . . . . . . . . . . . . . . . . . . .           37,332             21,754
         Unrecognized net transition asset being
               recognized over 10 years . . . . . . . . . . . . . . . . . . .             (933)            (1,866)
         Unrecognized prior service cost  . . . . . . . . . . . . . . . . . .            1,308              2,590
    Prepaid pension cost at end of year . . . . . . . . . . . . . . . . . . .   $       53,044     $       53,329

           The Company provides group life insurance benefits for retired employees who were hired before January 1, 1988 and reach normal retirement age while working for the Company. Prior to 1994, the Company charged operations for the amount of an annual insurance premium paid for group life insurance covering both retired and active employees. In 1994, the cost of providing group life insurance for retired employees was not separable from the cost of providing group life insurance for active employees. For the years ended August 31, 1993 and 1992, such insurance premium were $1,178,000 and $783,000, respectively.

     In fiscal year 1994, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and the effect was insignificant.

     Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Postemployment Benefits," was issued by the FASB in November 1992 and is effective for fiscal years beginning after December 15, 1993 (the Company's 1995 fiscal year). Statement 112 establishes standards of accounting and reporting for the estimated cost of benefits provided to former or inactive employees. Management expects that the adoption of Statement 112 will not have a significant impact on the Company's consolidated financial statements.


(12)     INDUSTRY SEGMENT INFORMATION

     The Company's business is conducted within three general operating areas: cooperative farm supply operations, cooperative marketing operations and other operations. As a farm supply cooperative, the Company engages in manufacturing and wholesale distribution of input products of agricultural production. The Company's principal farm supply products are petroleum, crop production and feed.

     Petroleum products include gasoline, distillate, diesel fuel, propane, lube oils, grease and automotive parts and accessories. Products in the crop production area include nitrogen, phosphate and potash fertilizers, herbicides, insecticides and other farm chemicals. Feed products include a complete line of formulated feeds. Supply products are sold primarily at wholesale to local farm cooperatives.

     Marketing operations include pork and beef processing, marketing and the distribution of fresh meat products, ham, bacon, sausage, deli meats, Italian specialty meats and boxed beef, and the marketing and storage of grain.

     Other operations include convenience fuel and food stores, farm supply stores, finance company operations and services such as accounting, financial, management, environmental and safety, and transportation. See note 2 of the notes to consolidated financial statements.

     The operating income (loss) of each industry segment includes the revenue generated on transactions involving products within that industry segment less identifiable and allocated expenses. In computing operating income (loss) of industry segments none of the following items has been added or deducted: interest expense, interest income, other income (deductions) or corporate expenses (included in the statements of operations as selling, general and administrative expenses), which cannot practicably be identified or allocated by industry segment. Operating income (loss) of industry segments for the years ended August 31, 1993 and 1992 have been restated for comparative purposes to exclude certain costs which were not identified to business segments in 1994 but which were identified to business segments in 1993 and 1992. Corporate assets include cash, investments in other cooperatives, the corporate headquarters of Farmland and certain other assets.


     Following is a summary of industry segment information as of and for the years ended August 31, 1994, 1993 and 1992. Export sales to unaffiliated customers from U.S. operations for the years ended August 31, 1994, 1993 and 1992 were $842,476,000, $690,215,000 and $188,710,000, respectively.

                                                                                                Unallocated
                                                                   Cooperative                   Corporate
                                 Cooperative Farm Supply           Marketing and                 Items and
                                        Crop                         Processing       Other    Inter-Segment
                           Petroleum  Production    Feed        Foods       Grain   Operations Eliminations Consolidated
                                                              (Amounts in Thousands)
1994
Sales to unaffiliated
    customers              $ 855,479  $1,163,357  $ 527,864  $2,355,599  $1,627,156  $ 148,478  $    -0-   $6,677,933
Transfers between segments     4,843       9,513      2,072       3,007        -0-       -0-      (19,435)    -0-
Total sales and transfers  $ 860,322  $1,172,870  $ 529,936  $2,358,606  $1,627,156  $ 148,478  $ (19,435) $6,677,933
Operating income (loss) of
  industry segments . . .  $  27,172  $  126,047  $  17,019  $   20,634  $  (33,455) $  (2,368)            $  155,049
Equity in income (loss)
  of investees (note 4) .  $     (41) $   15,466  $     155  $   (4,404) $     -0-   $    (298)            $   10,878
General corporate expenses                                                                                    (66,479)
Other corporate income  .                                                                                      26,281
Interest expense  . . . .                                                                                     (51,485)
Minority interest . . . .                                                                                       4,522
Income before income
  taxes and
  extraordinary item  . .                                                                                  $   78,766
Identifiable assets at
  August 31, 1994 . . . .  $ 306,366  $  357,178  $  92,767  $  395,159  $  341,367  $  62,301             $1,555,138
Investment in and
  advances to
  investees . . . . . . .  $     746  $   76,439  $   1,761  $   13,927  $     -0-   $   8,560  $    -0-   $  101,433
Corporate assets  . . . .                                                                                     270,060
Total assets  . . . . . .                                                                                  $1,926,631
Provision for depreciation
and amortization  . . . .  $   9,911  $   14,700  $   3,815  $   16,776  $    4,011  $   7,982  $   5,765  $   62,960
Capital expenditures
  ncluding $16,888,000
  of capital assets
  of business acquired) .  $  14,399  $   14,136  $   4,508  $   19,040  $    6,256  $  26,051  $   2,274  $   86,664

1993
Sales to unaffiliated
  customers                $ 887,389  $  884,811  $ 479,205  $1,412,634  $  953,521  $ 105,380  $     -0-  $4,722,940
Transfers between segments     5,591       7,970      2,330       3,496      -0-       -0-        (19,387)      -0-
Total sales and transfers  $ 892,980  $  892,781  $ 481,535$  1,416,130  $  953,521  $ 105,380  $ (19,387) $4,722,940
Operating income (loss) of
  industry segments . . .  $  (4,602) $   51,654  $  20,676  $   16,485  $      104  $   2,262             $   86,579
Equity in income (loss)
  of investees (note 4) .  $       2  $   (8,223) $     (35) $   (3,306) $    -0-    $    (832)            $  (12,394)
Provision for loss on
  disposition
  of assets (note 17) . .    (20,022)     (6,155)                (3,253)                                      (29,430)
General corporate expenses                                                                                    (57,721)
Other corporate income  .                                                                                      13,725
Interest expense  . . . .                                                                                     (36,764)
Minority interest . . . .                                                                                        (828)
(Loss) before income
  taxes and
  extraordinary item  . .                                                                                  $  (36,833)
Identifiable assets at
  August 31, 1993 . . . .  $ 308,731  $  324,956  $  94,948  $  391,152  $  254,734  $  35,986             $1,410,507
Investment in and
  advances to
  investees . . . . . . .  $     526  $   72,166  $   1,572  $   18,686         -    $   3,553  $   1,606  $   98,109
Corporate assets  . . . .                                                                                     211,365
Total assets  . . . . . .                                                                                  $1,719,981
Provision for depreciation
  and amortization  . . .  $  13,546  $   13,843  $   4,487  $   10,807  $    2,637  $   3,369  $   9,041  $   57,730
Capital expenditures
  (including
  $48,362,000 of capital
  assets
  of business acquired) .  $  35,629  $   17,972  $   6,590  $   73,561  $    1,894  $   3,613  $   7,341  $  146,600

1992
Sales to unaffiliated
  customers                $ 979,542  $  897,820  $ 445,338  $  850,103  $  155,169  $ 101,335  $     -0-  $3,429,307
Transfers between segments     5,727       9,744      2,531       4,064      -0-       -0-        (22,066)      -0-
Total sales and transfers  $ 985,269  $  907,564  $ 447,869  $  854,167  $  155,169  $ 101,335  $ (22,066) $3,429,307
Operating income (loss)
  of industry segments  .  $   8,241  $  111,907  $  21,346  $   25,162  $     (726) $  (5,018)            $  160,912
Equity in loss of investees
  (note 4)  . . . . . . .  $     (31) $   (1,362) $      15                          $    (963)            $   (2,341)
General corporate expenses                                                                                    (66,982)
Other corporate income  .                                                                                       6,880
Interest expense  . . . .                                                                                     (27,965)
Income before income taxes
  and extraordinary item                                                                                   $   70,504
Identifiable assets at
  August 31, 1992 . . . .  $ 289,021  $  313,943  $  76,300  $  201,726  $  173,376  $ 207,274             $1,261,640
Investment in and advances
  to investees  . . . . .  $     139  $   66,899  $   1,143  $    6,004  $    1,197  $   4,408             $   79,790
Corporate assets  . . . .                                                                                     184,962
Total assets  . . . . . .                                                                                  $1,526,392
Provision for depreciation
  and amortization  . . .  $  12,269  $   14,888  $   3,013  $    9,051  $      613  $   4,513  $   6,437  $   50,784
Capital expenditures
  (including
  $47,977,000 of capital
  assets
  of business acquired) .  $  25,089  $   17,119  $   5,115  $   14,862  $   48,440  $  11,141  $   6,165  $  127,931


(13)     SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

     Farmland extends credit to its customers on terms no more favorable than standard terms of the industries it serves. A substantial portion of Farmland's receivables are concentrated in the agricultural industry. Collections on these receivables may be dependent upon economic returns from farm crop and livestock production. The Company's credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts.

     Farmland maintains investments in and advances to cooperatives, cooperative banks and joint ventures from which it purchases products or services. A substantial portion of the business of these investees is dependent upon the agribusiness economic sector. See note 4 of the notes to consolidated financial statements.


(14)     DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.  Changes in assumptions could affect the estimates.  Except as follows, the fair market value of the Company's financial instruments approximates the carrying value:
                                                  August 31, 1994                      August 31, 1993
                                             Carrying            Fair            Carrying            Fair
                                              Amount             Value            Amount             Value
                                                                         (Amounts in Thousands)
FINANCIAL ASSETS:
     Investment and long-term receivables:
         Notes receivable from investees,
          20% to 50% owned  . . . . . . .   $    48,955       $    45,414       $    60,204       $    58,111
         National Bank for Cooperatives .        28,786              ****            31,824              ****
         Other cooperatives:
             Equities . . . . . . . . . .        28,132              ****            22,877              ****
             Notes receivable . . . . . .        14,530            13,385            14,813            13,408
FINANCIAL LIABILITIES:
     Long-term debt:
         Subordinated certificates of investment,
         capital investment certificates and
         subordinated monthly
         interest certificates  . . . . .   $   280,111       $   284,523       $   255,770       $   287,168

       The estimated fair value of notes receivable has been determined by discounting future cash flows using a market interest rate.

     The estimated fair value of the subordinated debt certificates was calculated using the discount rate for subordinated debt certificates with similar maturities currently offered for sale.

****Investments in National Bank for Cooperatives and other cooperatives' equities which have been purchased are carried at cost and securities received as patronage refunds are carried at par value, less provisions for other than temporary impairment. The Company believes it is not practicable to estimate the fair value of these securities because there is no established market for these securities and it is inappropriate to estimate future cash flows which are largely dependent on future patronage earnings of the cooperatives.


(15)     RELATED PARTY TRANSACTIONS

     Farmland Hydro, L.P., Hyplains Beef, L.C. (50%-owned investees) and National Beef Packing Company, L.P. (a 58%-owned consolidated limited partnership) have credit agreements with various banks. Borrowings under these agreements are nonrecourse to Farmland and its other affiliates. Cash distributions by these entities to their owners are restricted by these credit agreements. To support the efforts of these entities to meet compliance provisions of their credit agreements, Farmland advances funds and provides management and administrative services to these entities, in certain instances, on terms less advantageous to Farmland than transactions conducted by Farmland in the ordinary course of its business. At August 31, 1994, Farmland's equity investments in and advances to these entities amounted to $132,613,000.

(16)     OTHER INCOME

     In June 1993, the Company filed a lawsuit against 43 insurance carriers and other parties (the "Defendants") seeking declaratory judgments regarding Defendants' insurance coverage obligations for environmental remediation costs. In fiscal year 1994, the Company negotiated settlements with 20 insurance companies and as part of the settlements, the Company provided Defendants with releases of various possible environmental obligations. As a result of these settlements, the Company received cash payments of $13,566,000 in 1994 and has included such amount in the caption "Other income" in the consolidated statement of operations for the year then ended.

(17)     PROVISION FOR LOSS ON DISPOSITION OF ASSETS

     At August 31, 1993, management was negotiating to sell the Company's refinery at Coffeyville, Kansas. Based on the progress of negotiation and the transactions contemplated, operations for the year ended August 31, 1993 included a $20,022,000 provision for loss on the sale of the refinery. Accordingly, the net carrying value of property, plant and equipment has been reduced by $20,022,000 in the consolidated balance sheets at August 31, 1993.
 The transactions contemplated were subject to certain conditions, including negotiation of final agreements. During 1994, management determined that final sale terms anticipated by the potential purchaser were not in the Company's best interest. Accordingly, negotiations were terminated and the sale was not consummated.

     In 1993, the Company entered discussions with a potential purchaser of a dragline. Based on these discussions, the Company estimated a loss of $6,155,000 from the sale. Accordingly, at August 31, 1993, the carrying value of the dragline was written down by $6,155,000 and a provision for this loss was included in the Company's consolidated statement of operations for the year then ended. In 1994, this sale was consummated on terms substantially as expected.

     At August 31, 1993, the carrying value of a pork processing plant at Iowa Falls, Iowa was written down by $3,253,000 to an estimated disposal value.

                                   MANAGEMENT

     The directors of Farmland are as follows:
                                              Expirati   Total
                                                 on     Years of
                          Age as of              of     Service
                          August 31 Positions  Present     as
                              ,      Held With Term as   Board
          Name              1994     Farmland Director   Member    Business Experience During Last Five Years

Albert J. Shivley            51      Chairman   1995      10    General Manager--American Pride Co-op
                                      of the                     Association, Brighton, Colorado, a local
                                      Board                      cooperative association of farmers and ranchers.
H. D. Cleberg                55     President   1997       4     Mr. Cleberg has been with Farmland since 1968.
                                    and Chief                    He was named as president-elect in February 1991
                                    Executive                    and became President in April 1991.  From
                                     Officer                     September 1990 to January 1991 he served as
                                                                 Senior Vice President and Chief Operating
                                                                 Officer, Agricultural Group.  From April 1989 to
                                                                 August 1990 he served as Executive Vice
                                                                 President, Operations.

Otis H. Molz                 63        Vice     1997       11    Producer--Deerfield, Kansas.  Mr. Molz has served
                                     Chairman                    as Chairman of the Board of the National Bank for
                                     and Vice                    Cooperatives since January 1993.  He served as
                                    President                    Chairman of the Board of Directors of Farmland
                                                                 Industries, Inc. from December 1991 to December
                                                                 1992.  He served as First Vice President of the
                                                                 National Bank for Cooperatives from January 1990
                                                                 to January of 1993.  He was Second Vice Chairman
                                                                 from January 1, 1989 to January 1, 1990.

Lyman Adams, Jr.             43                 1995       2     General Manager--Cooperative Grain and Supply,
                                                                 Hillsboro, Kansas, a local cooperative
                                                                 association of farmers and ranchers.
Ronald J. Amundson           50                 1997       6     General Manager--Central Iowa Cooperative,
                                                                 Jewell, Iowa, a local cooperative association of
                                                                 farmers and ranchers.

Baxter Ankerstjerne          58                 1996       4     Producer--Peterson, Iowa.  Since December 1988
                                                                 Mr. Ankerstjerne has served as Chairman of the
                                                                 Board of Directors of Farmers Cooperative,
                                                                 Association, Marathon, Iowa, a local cooperative
                                                                 association of farmers and ranchers.
Jody Bezner                  53                 1997       3     Producer--Texline, Texas.

Richard L. Detten            60                 1996       7     Producer--Ponca City, Oklahoma.

Steven Erdman                44                 1995       2     Producer--Bayard, Nebraska
Warren Gerdes                46                 1995       1     General Manager--Farmers Cooperative Elevator
                                                                 Company, Buffalo Lake, Minnesota, a local
                                                                 cooperative association of farmers and ranchers.

Ben Griffith                 45                 1995       5     General Manager--Central Cooperatives, Inc.,
                                                                 Pleasant Hill, Missouri, a local cooperative
                                                                 association of farmers and ranchers.
Gail D. Hall                 52                 1997       6     General Manager--Lexington Cooperative Oil
                                                                 Company, Lexington, Nebraska, a local cooperative
                                                                 association of farmers and ranchers.

Jerome Heuertz               53                 1997       *     General Manager--Farm Service Cooperative,
                                                                 Council Bluffs, Iowa, a local cooperative
                                                                 association of farmers and ranchers.

Barry Jensen                 49                 1996       4     Producer--White River, South Dakota.  Since May
                                                                 1989 Mr. Jensen has served as President of
                                                                 Farmers Co-op Oil Association, Winner, South
                                                                 Dakota, a local cooperative association of
                                                                 farmers and ranchers.
Greg Pfenning                45                 1997       2     Producer--Hobart, Oklahoma.  Director of Hobart &
                                                                 Roosevelt Cooperative, a local cooperative
                                                                 association of farmers and ranchers.

Vonn Richardson              61                 1996       7     Producer--Plains, Kansas.  President of The
                                                                 Plains Equity Exchange and Cooperative Union,
                                                                 Plains, Kansas, a local cooperative association
                                                                 of farmers and ranchers.

Monte Romohr                 41                 1996       4     Producer--Gresham, Nebraska.  In March 1988,
                                                                 Mr. Romohr became President of Farmers Co-op
                                                                 Business Association, Shelby, Nebraska, a local
                                                                 cooperative association of farmers and ranchers.
Joe Royster                  42                 1996       1     General Manager--Dacoma Farmers Cooperative,
                                                                 Inc., Dacoma, Oklahoma, a local cooperative
                                                                 association of farmers and ranchers.

Paul Ruedinger               64                 1995      11     Producer--Van Dyne, Wisconsin.

Raymond J. Schmitz           63                 1996       7     Producer--Baileyville, Kansas

Theodore J. Wehrbein         49                 1995       8     Producer--Plattsmouth, Nebraska.  Past Director
                                                                 of Nehawka Farmers Cooperative Company, Nehawka,
                                                                 Nebraska, a local cooperative association of
                                                                 farmers and ranchers.

Robert Zinkula               64                 1996       4     Producer--Mount Vernon, Iowa.  Secretary and
                                                                 Treasurer of Linn Cooperative Oil Company,
                                                                 Marion, Iowa, a local cooperative association of
                                                                 farmers and ranchers.

*Mr. Heuertz was elected to the Farmland Industries, Inc. Board of Directors in December 1994.

     Directors are elected for a term of three years by the shareholders of Farmland at its annual meeting. The expiration dates for such three-year terms are sequenced so that about one-third of Farmland's Board of Directors is elected each year. H. D. Cleberg is serving as director-at-large; the remaining twenty-one directors were elected from nine geographically defined districts in Farmland's territory. The executive committee consists of Ronald Amundson, Ben Griffith, Otis Molz, Monte Romohr, Albert Shivley and H. D. Cleberg. With the exception of H.D. Cleberg, President and Chief Executive Officer, members of the executive committee serve as chairman of standing committees of the Board of Directors as follows: Ronald Amundson, corporate responsibility committee; Ben Griffith, audit committee; Otis Molz, compensation committee; Monte Romohr, finance committee; and Albert Shivley, nominating committee.

     The executive officers of Farmland are:

                 Age as of
                 August 31,
Name                 1994           Principal Occupation and Other Positions

J. F. Berardi       51    Executive Vice President and Chief Financial Officer - Mr. Berardi
                              joined Farmland March 1, 1992 to serve in his present position.
                              Mr. Berardi served as Executive Vice President and Treasurer of
                              Harcourt Brace Jovanovich, Inc., a diversified Fortune 200 company, and was a member of its Board of Directors from 1988 until 1990.
                              From 1986 to 1989 Mr. Berardi served as Senior Vice President and
                              Chief Financial Officer of Harcourt Brace Jovanovich, Inc.

H. D. Cleberg       55    President and Chief Executive Officer - Mr. Cleberg has been with
                              Farmland since 1968.  He was appointed to his present position effective April 1991.  From September 1990 to March 1991 he served as
                              Senior Vice President and Chief Operating Officer.  From April 1989
                              to August 1990 he served as Executive Vice President, Operations.
                              From October 1987 to March 1989 he served as Vice President and
                              General Manager, Fertilizer and Ag Chemicals Operations, and from
                              July 1986 to September 1987 he served as President, Farmland Foods.
                              Prior to July 1986 he held several executive management positions, most recently Vice President, Field Services and Operations Support.

S. P. Dees          51    Executive Vice President, Farmland and Director General of Farmland
                              Industrias, S.A. de C.V. - Mr. Dees was appointed to his present position in September 1993.  From October 1990 to September 1993 he
                              served as Executive Vice President, Administrative Group and General
                              Counsel.  Mr. Dees joined Farmland in October 1984, serving as Vice
                              President and General Counsel, Law and Administration until September
                              1990.  He was a partner in the law firm of Stinson, Mag and Fizzell,
                              Kansas City, Missouri, from 1971 until his employment by Farmland.

G. E. Evans         50    Senior Vice President, Agricultural Production Marketing/Processing -
                              Mr. Evans has been with Farmland since 1971.  He was appointed to his present position in January 1992.  From April 1991 to January 1992 he
                              served as Senior Vice President, Agricultural Inputs.  He served as
                              Executive Vice President, Agricultural Marketing from October 1990 to
                              March 1991.  He served as Executive Vice President, Operations from
                              January 1990 to September 1990.  He served as Vice President,
                              Farmland Industries and President, Farmland Foods from October 1987 to December 1989.  He served as Vice President and General Manager,
                              Feed Operations from June 1986 to September 1987, and from May 1983 to June 1986 he served as Vice President, Feed Operations.

R. W. Honse         51    Executive Vice President, Agricultural Inputs Operations - Mr. Honse has
                              been with Farmland since September 1983.  He was appointed to his present position in January 1992, and served as Executive Vice
                              President, Agricultural Operations from October 1990 to January 1992.
                              From April 1989 to September 1990, he served as Vice President and
                              General Manager, Crop Production Operations.  From July 1986 to March
                              1989 he served as General Manager of the Florida phosphate fertilizer complex.

B. L. Sanders       53    Vice President and Corporate Secretary - Dr. Sanders has been with
                              Farmland since 1968.  He was appointed to his present position in
                              September 1991.  From April 1990 to September 1991 he served as Vice
                              President, Strategic Planning and Development.  From October 1987 to
                              March 1990 he served as Vice President, Planning.  From July 1986 to
                              September 1987 he served as Director, Management Information
                              Services.  From July 1984 to June 1986 he served as Executive
                              Director, Corporate Strategy and Research and from 1968 to June 1984, as Executive Director, Economic and Market Research.



                             EXECUTIVE COMPENSATION

     The following table sets forth the annual compensation awarded to, earned by, or paid to the Chief Executive Officer and the Company's next four most highly compensated executive officers for services rendered to the Company in all capacities during 1994, 1993 and 1992.

                                                                     Annual Compensation
                                                                                     Employee
                                              Year                                   Variable        Other
    Name and                                 Ending                                Compensation      Annual
    Principal Position                      August 31             Salary               Plan        Compensation
    H. D. Cleberg,    . . . . . . . . . .     1994              $     439,728       $    338,481
    President and     . . . . . . . . . .     1993              $     433,506
    Chief Executive Officer                   1992              $     408,972       $    185,745

    G. E. Evans,      . . . . . . . . . .     1994              $     278,304       $    217,761
    Senior Vice President                     1993              $     278,304
    Agricultural Production                   1992              $     255,900       $    114,257
    Marketing/Processing

    R. W. Honse,      . . . . . . . . . .     1994              $     251,532       $    205,206
    Executive Vice President                  1993              $     231,964
    Agricultural Inputs Operations            1992              $     204,686       $     94,433

    J. F. Berardi,    . . . . . . . . . .     1994              $     216,252       $    146,576
    Executive Vice President                  1993              $     206,016
    and Chief Financial Officer               1992              $     100,008       $     28,075

    S. P. Dees,       . . . . . . . . . .     1994              $     205,066       $    119,093   $  124,138(a)
    Executive Vice President                  1993              $     205,366
    Farmland and Director                     1992              $     195,738       $     51,521
    General of Farmland
    Industrias, S.A. de C.V.

    (a) Mr. Dees received a differential remuneration and reimbursements for taxes in connection with foreign assignments.

     An Annual Employee Variable Compensation Plan, a Long-Term Management Incentive Plan, and an Executive Deferred Compensation Plan have been established by the Company to meet the competitive salary programs of other companies, and to provide a method of compensation which is based on the Company's performance.

    Under the Company's Annual Employee Variable Compensation Plan, all regular salaried employees total compensation is based on a combination of base and variable pay. The variable compensation payment is dependent upon the employee's position, the performance of the Company for the fiscal year or other performance criteria of the individual's operating unit. Variable compensation is awarded only in years that the Company achieves a performance level, approved each year by the Board of Directors. The Company intends for its total cash compensation (base plus variable) to be competitive, recognizing that in the event the Company fails to achieve a predetermined threshold level of performance, the base pay alone will place the employees well under market rates. This system of variable compensation allows the company to keep its fixed costs (base salaries) lower, and only increase payroll costs consistent with the Company's ability to pay. Amounts accrued under this plan for the years ended August 31, 1994, 1993 and 1992 amounted to $17,779,000, $-0- and $10,033,000, respectively. Distributions under this plan are made annually after the close of each fiscal year.

     Under the Long-Term Management Incentive Plan, the Company's executive management employees are paid cash bonus amounts determined by a formula which takes into account the level of management and the average annual net income of the Company over a three-year period. The current Long-Term Management Incentive Plan is effective September 1, 1994 through August 31, 1996. For the year ended August 31, 1994, the Company accrued $1,607,000 under this plan. The Company's performance did not reach a level where incentive was earned under the Long-Term Management Incentive Plan that covered the three-year period ended August 31, 1993. As a result, operations in 1993 were credited by $2,463,000 to reverse provisions for management incentive awards previously charged against operations in 1992 and 1991 ($1,171,000 and $1,292,000, respectively).

     The Company's Executive Deferred Compensation Plan permits executive employees to defer part of their salary and/or part or all of their bonus compensation. The amount to be deferred and the period for deferral is specified by an election made semi-annually. Payments of deferred amounts shall begin at the earlier of the end of the specified deferral period, retirement, disability or death. The employee's deferred account balance is credited annually with interest at the highest rate of interest paid by the Company on any subordinated debt certificate sold during the year. Payment of an employee's account balance shall, at the employee's election, be a lump sum or in ten annual installments. Amounts deferred pursuant to the plan for the accounts of the named individuals during the fiscal years 1994, 1993 and 1992 are included in the cash compensation table.

     The Company established the Farmland Industries, Inc. Employee Retirement Plan ("Plan") in 1986 for all employees whose customary employment is at the rate of at least 1000 hours per year. Participation in the Plan is optional prior to age 34, but mandatory thereafter. Approximately 6,560 active and 6,540 inactive employees were participants in the Plan on August 31, 1994. The Plan is funded by employer and employee contributions to provide lifetime retirement income at normal retirement age 65, or a reduced income beginning as early as age 55. The Plan also contains provisions for death and disability benefits. The Plan has been determined qualified under the Internal Revenue Code. The Plan is administered by a committee appointed by the Board of Directors of Farmland, and all funds of the Plan are held by a bank trustee in accordance with the terms of the trust agreement. It is the present intent to continue this plan indefinitely. The Company's funding policy is to make the maximum annual contributions to the Plan's trust fund that can be deducted for federal income tax purposes. Company contributions made to the Plan for the year ended August 31, 1994 were $2,885,000. No contributions were made to the Plan in 1993 and 1992.

     Payments to participants in the Plan are based upon length of participation and compensation (limited to $150,000 annually for any employee) reported to the Plan for the four highest of the last ten years of employment. See note 11 of the notes to consolidated financial statements.

     In 1982, the Tax Equity and Fiscal Responsibility Act (TEFRA) imposed a maximum retirement benefit which may be paid by a qualified retirement plan. At the present time, that limit is $118,000.


     The following table sets forth the estimated annual benefits payable at age 65 for members of the Retirement Plan, which benefits are not reduced by virtue of Social Security payments:

      Remuneration                                                    Years of Service
        Salaries                           15                   20                   25                   30
      $     100,000. . . . . . . . .  $     26,250          $    35,000          $    43,750          $    52,500
            125,000. . . . . . . . .        32,812               43,750               54,687               65,625
            150,000. . . . . . . . .        39,375               52,500               65,625               78,750
            175,000. . . . . . . . .        45,937               61,250               76,562               91,875
            200,000. . . . . . . . .        52,500               70,000               87,500              105,000
            225,000. . . . . . . . .        59,062               78,750               98,437              118,125*
            250,000. . . . . . . . .        65,625               87,500              109,375              131,250*
            275,000. . . . . . . . .        72,187               96,250              120,312*             144,375*
            300,000. . . . . . . . .        78,750              105,000              131,250*             157,500*

  *Exceeds the actual amount which can be paid pursuant to the present limitations of TEFRA.

    Subject to the $150,000 maximum limit on annual compensation which may be covered by a qualified pension plan, amounts included in the cash compensation table do not vary substantially from the compensation covered by the pension plan.

     The following table sets forth the credited years of service for the executive officers of the Company at August 31, 1994.
                    Name                      Years of Creditable Service

                H. D. Cleberg   . . . . . . . . . . . .    29
                G. E. Evans   . . . . . . . . . . . . .    20
                R. W. Honse   . . . . . . . . . . . . .    20
                J. F. Berardi   . . . . . . . . . . . .     1
                S. P. Dees  . . . . . . . . . . . . . .     9


     The Company established the Farmland Industries, Inc. Supplemental Executive Retirement Plan ("SERP") effective January 1, 1994. The SERP is intended to supplement the retirement income of executive participants in the Farmland Industries, Inc. Employee Retirement Plan whose retirement benefit would otherwise be reduced because of the limitation of the Internal Revenue Code on the amount of salary which can be included in the computation of retirement income ($150,000) or the amount of retirement benefit which may be paid by a qualified retirement plan ($118,000).

     The Company's Board of Directors has appointed an Administrative Committee to administer the SERP. To fund the SERP, the Company purchased cash value life insurance polices on the lives of plan participants. The Company owns these insurance policies and has the sole right to name policy beneficiaries. The total SERP premiums for all participants for the eight months ended August 31, 1994 was $621,012 of which $383,736 was charged to operations.

     The Company's obligation to pay supplemental retirement benefits under the SERP is limited to the aggregate cash value of the life insurance policies designated by the Administrative Committee as policies of the SERP. If the benefits under the plan for a year would exceed the total cash value of the policies, each participant's payment will be reduced.

                              CERTAIN TRANSACTIONS

     The Company transacts business in the ordinary course with its directors and with its local cooperative members with which the directors are associated on terms no more favorable than those available to its other local cooperative members.


                                PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses (excluding commissions) to be incurred in connection with the issuance and distribution of the securities to be offered are estimated as follows and will be borne by the Company:

                                                          Estimated
         Item                                              Expense
   Federal and state registration fees  . . . . . . . .  $   106,000
   State taxes and fees   . . . . . . . . . . . . . . .        8,000
   Printing and engraving   . . . . . . . . . . . . . .      211,000
   Accounting and legal   . . . . . . . . . . . . . . .       54,000
   Trustee fee  . . . . . . . . . . . . . . . . . . . .       13,000
   Advertising and administration   . . . . . . . . . .      973,000
                                                         $ 1,365,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 6002(b) of Chapter 17 of the Kansas Statutes (1987), permits the following provision to be included in the articles of incorporation of the
Company: a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under the provision of K.S.A. 17-6424 and amendments thereto or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock. Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."

     Farmland Industries, Inc.'s Board of Directors, and shareholders at their regularly scheduled meeting on September 15, 1987 and December 4, 1987, respectively, adopted the following resolution:

         RESOLVED, That the Board of Directors hereby approves and recommends for adoption by the members, the amendment of Article VII of the Association by the addition thereto of a new section to read as follows:

                          ARTICLE VII - INDEMNIFICATION

         Section 1. Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.

         Section 2. Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including without limitation the provisions of subsection
     (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Unregistered equities issued by Farmland during each of the years in the three-year period ended August 31, 1994 were as follows:

                                                                 Associate Member
                                  Common Stock                     Common Stock
                              (Nondividend Bearing)            (Nondividend Bearing)          Capital
Year Ended                        Par Value $25                    Par Value $25              Credits
 August 31                    Shares             Amount        Shares          Amount          Amount
    1994                      32,202       $       805,050       83,273     $    2,081,825   $     7,740,453
    1993                      46,993       $     1,174,825       11,348     $    283,700     $     1,947,119
    1992                      50,614       $     1,265,350       25,829     $    645,725     $    12,967,039

     Farmland issues common stock, associate member common stock and capital credits: 1) to satisfy one of the requirements of eligible persons for membership in the cooperative; 2) as the form of payment of the portion of patronage refunds not paid with cash; and, 3) upon conversion (to common stock, associate member common stock or capital credits) by holders of other types of these equities. Such conversions result from a change of membership status.

     See "The Company - Membership."

     In addition, in 1992, capital credits, exceeding the amount registered by $4,610,653 were issued in accordance with provisions of an exchange offer to other owners of Farmland Foods, Inc.

     Registration of such common stock, associate member common stock and capital credits issued to qualify eligible persons for membership in the cooperative and for payment of patronage refunds is not required under the Securities Act of 1933 (the "Act") under the provisions of Section 2(3) thereof, as there is "no sale" or "offer to sell" a security for value as those terms are used in Section 2(3).

     An exemption from registration under the Act of common stock, associate member common stock and capital credits issued upon conversion of other types of these equities is claimed under Section 3(a) 9 thereof for an exchange of securities by an issuer with its own security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

ITEM 16.      EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A)    EXHIBITS

The following exhibits and financial statement schedules are filed as a part of this Registration Statement.

Exhibit No.                                             Exhibit

       UNDERWRITING AGREEMENT:

1.A Underwriting Agreement between Farmland Industries, Inc. and Farmland Securities Company, dated December 6, 1989. (Incorporated by Reference
        - Form S-1 No. 33-56821 filed December 12, 1994)

       1.A(1) Amendment, dated December 5, 1994, to the agreement, dated December 6, 1989 between Farmland Industries,
                    Inc. and Farmland Securities Company.   (Incorporated by
                    Reference - Form S-1 No. 33-56821, filed
                    December 12, 1994)

         1.B Sales Agency Agreement between Farmland Industries, Inc. and American Heartland Investment, Inc., dated December 29, 1993. (Incorporated by Reference - Form S-1 No. 33-56821, filed December 12, 1994)

                ARTICLES OF INCORPORATION AND BYLAWS:

         3.A Articles of Incorporation and Bylaws of Farmland Industries, Inc. effective December 1, 1993. (Incorporated by
                Reference - Form 10-K, filed November 29, 1994)

                INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES:

         4.(i)A Trust Indenture dated November 20, 1981, as amended January
                4, 1982, including specimen of Demand Loan Certificates. (Incorporated by Reference - Form S-1, No.2-75071, effective January 7, 1982)

         4.(i)B Trust Indenture dated November 8, 1984, as amended January 3,
                1985, including specimen of 10-year Subordinated Capital Investment Certificates. (Incorporated by Reference - Form S-1, No. 2-94400, effective December 31, 1984)

                4.(i)B(1)     Amendment Number 2, dated December 3, 1991,
                              to Trust Indenture dated November 8, 1984 as amended January 3, 1985 covering Farmland
                              Industries, Inc.'s 10-Year Subordinated Capital
                              Investment Certificates.  (Incorporated by
                              Reference - Form SE, dated December 3, 1991)

         4.(i)C Trust Indenture dated November 8, 1984, as amended January 3,
                1985, including specimen of 5-year Subordinated Capital Investment Certificates. (Incorporated by Reference - Form S-1, No. 2-94400, effective December 31, 1984)

                4.(i)C(1)     Amendment Number 2, dated December 3, 1991,
                              to Trust Indenture dated November 8, 1984 as amended January 3, 1985 covering Farmland
                              Industries, Inc.'s 5-Year Subordinated Capital
                              Investment Certificates.  (Incorporated by
                              Reference - Form SE, dated December 3, 1991)

         4.(i)D Trust Indenture dated November 8, 1984, as amended January
                3, 1985 and November 20, 1985, including specimen of10-year Subordinated Monthly Income Capital Investment Certificates. (Incorporated by Reference - Form S-1, No.
                2-94400, effective December 31, 1984)

         4.(i)E Trust Indenture dated November 11, 1985 including specimen of the 5-year Subordinated Monthly Income Capital
                Investment Certificates. (Incorporated by Reference - Form S-1, No. 33-1970, effective December 31, 1985)

                INSTRUMENTS DEFINING RIGHTS OF OWNERS OF INDEBTEDNESS NOT
                REGISTERED:

         4.(ii)A Trust Indenture dated November 8, 1984, as amended January 3, 1985, including specimen of 20-year Subordinated Capital Investment Certificates. ( Incorporated by Reference - Form S-1, No. 2-94400, effective December 31, 1984)

                4.(ii)A(1)    Amendment Number 2, dated December 3, 1991, to
                              Trust Indenture dated November 8, 1984 as amended
                              January 3, 1985 covering Farmland Industries,
                              Inc.'s 20-Year Subordinated Capital Investment
                              Certificates.  (Incorporated by Reference -
                              Form SE, dated December 3, 1991)

         4.(ii)B Credit Agreement among Farmland Industries, Inc., as Borrower, ABN Amro Bank N.V., The Bank of Nova Scotia, Boatmen's First National Bank of Kansas City, The Chase Manhattan Bank, N.A., Commerce Bank of Kansas City, N.A., NBD Bank, N.A., as Banks and The National Bank for Cooperatives, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch, as Banks and as Co-Agents, dated May 19, 1994, (the "Syndicated Credit Facility"). (Incorporated by Reference - Form 10-Q filed July 14, 1994)

                4.(ii)B(1)    List identifying contents of all omitted
                              schedules referenced in and not filed with, the Syndicated Credit Facility, dated May 19,
                              1994. (Incorporated by Reference - Form 10-Q, filed July 14, 1994)


         5.     Opinion re Legality

                MATERIAL CONTRACTS:

                      LEASE CONTRACTS:
        10.(i)A The First National Bank of Chicago, not individually but solely as Trustee for AT&T Commercial Finance Corporation,
                The Boatmen's National Bank of St. Louis, Firstier Bank, N.A. and Norwest Bank Minnesota, National Association and
                Farmland Industries, Inc. consummated a leveraged lease in the amount of $73,153,000 dated September 6, 1991.
                (Incorporated by Reference - Form SE, filed December 3, 1991)

        10.(i)B The First National Bank of Commerce as Trustee for General
                Electric Credit Corporation as Beneficiary and Farmland Industries, Inc. consummated a leveraged lease in the amount of $51,909,257.90 dated March 17, 1977. (Incorporated by Reference - Form S-1, No.2-60372, effective December 22, 1977)

                MANAGEMENT REMUNERATIVE PLANS:

        10.(ii)(A)(1) Annual Employee Variable Compensation Plan (September 1,
                      1994 - August 31, 1995). (Incorporated by Reference - Form 10-K, filed November 29, 1994)

        10.(ii)(A)(2) Farmland Industries, Inc. Management Long-Term Incentive
                      Plan (Effective September 1993) (Incorporated by Reference - Form 10-K, filed November 29, 1993).

        12.     Computation of Ratios

        21.     Subsidiaries of the Registrant

                CONSENTS OF EXPERTS AND COUNSEL:

        23.A    Independent Auditors' Consent and Report on Schedules
        23.B    Consent of Legal Counsel

        23.C    Consent of Special Tax Counsel

        23.D    Consent of Qualified Independent Underwriter

        24 Power of Attorney (Incorporated by Reference - Form 10-K, filed November 29, 1994)

        25.A Statement of Eligibility of Trustee and Qualification of UMB Bank, National Association Trustee, Form T-1.
                (Incorporated by Reference - Form S-1 No. 33-56821, filed December 12, 1994)

        25.B Statement of Eligibility of Trustee and Qualification of Commerce Bank of Kansas City, National Association as Trustee, Form T-1. (Incorporated by Reference - Form S-1 No. 33-56821, filed December 12, 1994)

        27.     Financial Data Schedule



                                                               EXHIBIT 5

Farmland Industries, Inc.
3315 North Oak Trafficway
Kansas City, Missouri 64116

Gentlemen:

I have reviewed your Demand Loan Certificates bearing the Certificate Interest Rate; your 10-year Subordinated Capital Investment Certificates and your 5-year Subordinated Capital Investment Certificates each bearing the Certificate Interest Rate; your 10-year Subordinated Monthly Income Capital Investment Certificates and your 5-year Subordinated Monthly Income Capital
Investment Certificates each bearing the Certificate Interest Rate. It is my opinion that all such Demand Loan Certificates, Subordinated Capital Investment Certificates and Subordinated Monthly Income Capital Investment Certificates, and the issuance thereof, have been duly authorized; that said Demand Loan Certificates are covered by that certain Trust Indenture dated November
20, 1981, between your Association and UMB Bank, National Association, as successor trustee to Commerce Bank of Kansas City, National Association; that said 10-year and 5-year Subordinated Capital Investment Certificates bearing the Certificate Interest
Rate are covered by those certain Trust Indentures dated November 8, 1984, between your Association and Commerce Bank of Kansas
City, National Association; that said 10-year Subordinated Monthly Income Capital Investment Certificates bearing interest at the Certificate Interest Rate are covered by that certain Trust Indenture dated November 8, 1984, between your Association and
Commerce Bank of Kansas City, National Association, and that said 5-year Subordinated Monthly Income Capital Investment
Certificates bearing interest at the Certificate Interest Rate are covered by that certain Trust Indenture dated November 11, 1985 between your Association and Commerce Bank of Kansas City, National Association. That said Certificates, when issued and sold in accordance with Registration Statement No. 033-56821, presently to be filed with the Securities and Exchange Commission, Washington, D.C., and registered in accordance with the laws of the States in which the Certificates are and will be sold, will constitute valid and binding obligations according to their tenor and effect.

                                               Respectfully submitted,





                                                    Robert B. Terry
                                                    Vice President,
                                                  and General Counsel
February 8, 1995
                                                                   EXHIBIT 12

                        FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                  COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                         Three Months Ended
                                    November 30    November 30                      Year Ended August 31
                                       1994          1993           1994        1993         1992         1991         1990
                                                                           (Dollars in Thousands)
    Income (Loss) before
      Extraordinary Item  . . . .   $    47,945   $    10,735   $     73,876 $   (30,400) $   61,046  $    42,693  $    48,580

    Income Tax Expense (Benefit)    $     8,768   $       759   $      4,890 $    (6,433) $    9,458        7,473        9,604

    Minority Interest in Income of
      Subsidiary that has
      Fixed Charges   . . . . . .            34           66             333         865         -0-          -0-          -0-

    Minority Interest in
      Loss of Subsidiary
      that has fixed costs  . . .          (246)       (1,507)        (4,855)        (37)        -0-          -0-          -0-

    Equity Interest in Loss
      (Earnings) of
      Less-than-fifty
      Percent Owned
      Investees       . . . . . .           199         (212)           (603)      1,007       2,341          856          113

    Total Fixed Charges
      (excluding interest
      capitalized)    . . . . . .        16,537        15,976         64,383      55,268      47,719       54,443       47,000

    Earnings          . . . . . .   $    73,237   $    25,817   $    138,024  $   20,270  $  120,564  $   105,465  $   105,297

    Fixed Charges:
      Interest (including
         amounts
         capitalized)   . . . . .   $    13,544   $    13,151   $     51,842 $    43,873  $   34,426  $    42,481  $    37,226
      Estimated Interest
         Component
         of Rentals   . . . . . .         3,094         2,843         12,898      13,006      13,293       12,290       11,652

         Total Fixed Charges  . .   $    16,638   $    15,994   $     64,740 $    56,879  $   47,719  $    54,771  $    48,878

    Ratio of Earnings to
      Fixed Charges   . . . . . .           4.4           1.6            2.1         0.4         2.5          1.9          2.2

    Earnings Inadequate
      to Cover
      Fixed Charges   . . . . . .                                            $    36,609

                                                                  Exhibit 21

                         SUBSIDIARIES OF THE REGISTRANT

Farmland Foods, Inc., a 99%-owned subsidiary, was incorporated under the laws of the State of Kansas. Farmland Foods, Inc. has been included in the consolidated financial statements filed in this registration.

Farmland Insurance Agency, a wholly-owned subsidiary, was incorporated under the laws of the State of Missouri. Farmland Insurance Agency has been included in the consolidated financial statements filed in this registration.

Farmers Chemical Company, a wholly-owned subsidiary, was incorporated under the laws of the State of Kansas. Farmers Chemical Company has been included in the consolidated financial statements filed in this registration.

Farmland Securities Company, a wholly-owned subsidiary, was incorporated under the laws of the State of Delaware. Farmland Securities Company has been included in the consolidated financial statements filed in this registration.

Cooperative Service Company, a wholly-owned subsidiary, was incorporated under the laws of the State of Nebraska. Cooperative Service Company has been included in the consolidated financial statements filed in this registration.

Double Circle Farm Supply Company, a wholly-owned subsidiary, was incorporated under the laws of the State of Nevada. Double Circle Farm Supply Company has been included in the consolidated financial statements filed in this registration.

National Beef Packing Company, L.P., a 58%-owned subsidiary, was formed under the laws of the State of Delaware. National Beef Packing Company has been included in the consolidated financial statements filed in this registration.

NBPCo, L.L.C., a wholly-owned subsidiary, was formed under the laws of the State of Kansas. NBPCo has been included in the consolidated financial statements filed in this registration.

Farmland Financial Services Company, a wholly-owned subsidiary, was incorporated under the laws of the State of Kansas. Farmland Financial Services Company has been included in the consolidated financial statements filed in this registration.

Farmland Transportation, Inc., a wholly-owned subsidiary, was incorporated under the laws of the State of Missouri. Farmland Transportation, Inc. has been included in the consolidated financial statements filed in this registration.

Environmental and Safety Services, Inc., a wholly-owned subsidiary, was incorporated under the laws of the State of Missouri. Environmental and Safety Services, Inc. has been filed in the consolidated financial statements included in this registration.

Penterra, Inc., a 81%-owned subsidiary, was incorporated under the laws of the State of Kansas. Penterra, Inc. has been included in the consolidated financial statements filed in this registration.

Farmland Industries, Ltd., a wholly-owned subsidiary, was incorporated under the laws of the United States Virgin Islands. Farmland Industries, Ltd. has been included in the consolidated financial statements filed in this registration.

Heartland Data Services, Inc., a wholly-owned subsidiary, was incorporated under the laws of the State of Kansas. Heartland Data Services, Inc. has been included in the consolidated financial statements filed in this registration.

Yuma Feeder Pig, Inc., a 72%-owned subsidiary, was incorporated under the laws of the state of Colorado. Yuma Feeder Pig, Inc. has been included in the consolidated financial statements filed in this registration.

Equity Country, Inc., a wholly-owned subsidiary, was incorporated under the laws of the State of Delaware. Equity Country, Inc. has been included in the consolidated financial statements filed in this registration.

Equity Export Oil and Gas Company, Inc., a wholly-owned subsidiary, was incorporated under the laws of the State of Oklahoma. Equity Export Oil and Gas Company, Inc. has been included in the consolidated financial statements filed in this registration.

Ceres Realty Corporation, a wholly-owned subsidiary, was incorporated under the laws of the State of Missouri. Ceres Realty Corporation has been included in the consolidated financial statements filed in this registration.

Heartland Wheat Growers, L.P., a 79%-owned subsidiary, was formed under the laws of the State of Kansas. Heartland Wheat Growers has been included in the consolidated financial statements filed in this registration.

Heartland Wheat Growers, Inc., a 79%-owned subsidiary, was incorporated under the laws of the State of Kansas. Heartland Wheat Growers has been included in the consolidated financial statements filed in this registration.

Farmland Industrias S.A. de C.V., a wholly-owned subsidiary, was formed under the laws of Mexico. Farmland Industrias has been included in the consolidated financial statements filed in this registration.

National Carriers, Inc., a 79%-owned subsidiary, was incorporated under the laws of the State of Kansas. National Carriers has been included in the consolidated financial statements filed in this registration.

Supreme Land, Inc., a wholly-owned subsidiary, was incorporated under the laws of the State of Kansas. Supreme Land has been included in the consolidated financial statements filed in this registration.

Tradigrain, Inc., a wholly-owned subsidiary, was incorporated under the laws of the State of Tennessee. Tradigrain, Inc. has been included in the consolidated financial statements filed in this registration.

Tradigrain S.A., a wholly-owned subsidiary, was formed under the laws of Switzerland. Tradigrain S.A. of Switzerland has been included in the consolidated financial statements filed in this registration.

Tradigrain Shipping S.A., a wholly-owned subsidiary, was formed under the laws of Switzerland. Tradigrain Shipping S.A. has been included in the consolidated financial statements filed in this registration.

Tradigrain S.A., a wholly-owned subsidiary, was formed under the laws of France. Tradigrain S.A. of France has been included in the consolidated financial statements filed in this registration.

Tradigrain GmbH, a wholly-owned subsidiary, was formed under the laws of Germany. Tradigrain GmbH has been included in the consolidated financial statements filed in this registration.

Tradigrain LTD., a wholly-owned subsidiary, was formed under the laws of Great Britain. Tradigrain LTD. has been included in the consolidated financial statements filed in this registration.

Tradigrain S.A., a wholly-owned subsidiary, was formed under the laws of Argentina. Tradigrain S.A. of Argentina has been included in the consolidated financial statements filed in this registration.


                                                            EXHIBIT 23.A


          INDEPENDENT AUDITORS' CONSENT AND REPORT ON SCHEDULES



The Board of Directors
Farmland Industries, Inc.:

   The audits referred to in our report dated October 21, 1994 included the related financial statement schedules as of August 31, 1994, and for each of the years in the three-year period ended August 31, 1994, included in the Registration Statement in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

   Our report dated October 21, 1994 contains an explanatory paragraph concerning income tax adjustments proposed by the Internal Revenue Service on the gain on sale of and certain distributions by Terra Resources, Inc.

   We consent to the use of our reports included herein and to the references to our firm under the headings "Selected Consolidated Financial Data", and "Experts" in the Prospectus.

                                             KPMG PEAT MARWICK LLP



Kansas City, Missouri
February 8, 1995
                                                             EXHIBIT 23.B


                           CONSENT OF LEGAL COUNSEL






Farmland Industries, Inc.:


       The undersigned consents to the use herein of his opinion, dated December 12, 1994, relating to the legality of Subordinated Capital Investment Certificates, Subordinated Monthly Income Capital Investment Certificates, and Demand Loan Certificates being registered, and of all other statements and opinions attributed to him appearing in this Registration Statement
No. 033-56821.



                                                Robert B. Terry
                                                Vice President,
                                                and General Counsel
Kansas City, Missouri
February 8, 1995
                                                         EXHIBIT 23.C


                  CONSENT OF SPECIAL TAX COUNSEL


Farmland Industries, Inc.:


We consent to the references to our firm in the Prospectus filed as part of this Registration Statement.


                                             BRYAN CAVE

February 8, 1995


                                                        EXHIBIT 23.D



                 CONSENT OF QUALIFIED INDEPENDENT UNDERWRITER





Farmland Industries, Inc.:


We consent to the references to our firm under the caption "Qualified Independent Underwriter" in the Prospectus.




                                              James H. Glen, Jr.
                                    INTERSTATE/JOHNSON LANE CORPORATION


February 8, 1995


(B)    FINANCIAL STATEMENT SCHEDULES

       Farmland Industries, Inc. and Subsidiaries for each of the years in the three-year period ended August 31, 1994:
                                                               Page

       II--Amounts Receivable from Related Parties . . . .. .  S-14


        V--Property, Plant and Equipment  . . . . . . . . . .  S-15

       VI--Accumulated Depreciation and Amortization of
             Property, Plant and Equipment  . . . . . . . . .  S-18

       IX--Short-term Borrowings . . . . . . . . . . . . .. .  S-21

        X--Supplementary Income Statement Information . . . .  S-21


   All other schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.


                        FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                  SCHEDULE II--AMOUNTS RECEIVABLE FROM RELATED PARTIES

                FOR THE YEARS ENDED AUGUST 31, 1994, 1993 AND 1992

                                             Balance at                       Deductions         Balance at
                                            the Beginning                Amounts      Amounts     the End
  Name of Debtor                            of the Period   Additions   Collected  Written Off of the Period
                                                                     (Amounts in Thousands)
AUGUST 31, 1994
  S.F. Industries (a)   . . . . . . . . .   $         450  $    2,000  $     2,450  $       -0-  $        -0-
  Hyplains Beef (b)   . . . . . . . . . .   $       6,126  $   17,744  $       -0-  $       -0-  $     23,870

AUGUST 31, 1993
  S.F. Industries   . . . . . . . . . . .   $         950  $      -0-  $       500  $       -0-  $        450
  Hyplains Beef   . . . . . . . . . . . .   $       4,348  $    1,778  $       -0-  $       -0-  $      6,126

AUGUST 31, 1992
  S.F. Industries   . . . . . . . . . . .   $         -0-  $    3,950  $     3,000  $       -0-  $        950
  Hyplains Beef   . . . . . . . . . . . .   $         -0-  $    4,348  $       -0-  $       -0-  $      4,348

(a) Farmland has a $5,000,000 commitment to S.F. Industries, L.L.C. to fund working capital requirements, interest on the working capital loan, calculated at the LIBOR rate plus .50% is payable on the last day of September, December, March and June.

(b) Farmland purchases cattle for the day-to-day operations of its 50% owned venture, Hyplains Beef L.C. This receivable is non-interest bearing.


                      FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                        SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

                            FOR THE YEAR ENDED AUGUST 31, 1994

                                                                                       Other
                                               Balance                                Charges       Balance
                                            September 1,    Additions  Retirements      Add/       August 31,
     Classification                             1993         at Cost     or Sales     (Deduct)       1994
                                                                     (Amounts in Thousands)
Land and Land Improvements  . . . . . . .   $      11,825  $    2,214  $        16  $      (409) $     13,614
Site Improvements . . . . . . . . . . . .          26,877       1,524          129          375        28,647
Buildings         . . . . . . . . . . . .         215,420       7,814        1,523        3,056       224,767
Machinery and Equipment . . . . . . . . .         678,784      61,997       12,976      (11,122)      716,683
Automotive Equipment  . . . . . . . . . .          46,807       8,349        8,617       19,447        65,986
Furniture and Fixtures  . . . . . . . . .          45,405       7,982        4,236         (538)       48,613
Livestock         . . . . . . . . . . . .           4,373       1,968        1,639         (776)        3,926
Mining Properties . . . . . . . . . . . .           3,119         -0-          -0-          -0-         3,119
Leasehold Improvements  . . . . . . . . .          12,149       2,716          -0-          220        15,085
Capital Lease     . . . . . . . . . . . .          52,342       1,691        2,955         (122)       50,956
Construction and Acquisitions
     in Progress (a)  . . . . . . . . . .          57,242     (26,479)       -0-          -0-          30,763

     Total Property, Plant
           and Equipment  . . . . . . . .   $   1,154,343  $   69,776  $    32,091  $    10,131  $  1,202,159


(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.


      FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

      SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

          FOR THE YEAR ENDED AUGUST 31, 1993

                                                                                       Other
                                               Balance                                Charges       Balance
                                            September 1,    Additions  Retirements      Add/      August 31,
     Classification                             1992         at Cost     or Sales     (Deduct)       1993
                                                                     (Amounts in Thousands)
Land and Land Improvements  . . . . . . .   $      11,437  $      880  $     1,043  $       551  $     11,825
Site Improvements . . . . . . . . . . . .          15,308      10,087           96        1,578        26,877
Buildings         . . . . . . . . . . . .         193,215      34,531        9,806       (2,520)      215,420
Machinery and Equipment . . . . . . . . .         593,014      77,998       11,409       19,181       678,784
Automotive Equipment  . . . . . . . . . .          46,324       6,459        2,032       (3,944)       46,807
Furniture and Fixtures  . . . . . . . . .          37,850       7,251        1,491        1,795        45,405
Livestock         . . . . . . . . . . . .            -0-         -0-          -0-         4,373         4,373
Mining Properties . . . . . . . . . . . .          26,569         217         -0-       (23,667)        3,119
Leasehold Improvements  . . . . . . . . .          10,215       5,745          158       (3,653)       12,149
Fertilizer Properties . . . . . . . . . .          48,695         -0-          -0-      (48,695)        -0-
Capital Lease     . . . . . . . . . . . .            -0-          -0-          -0-       52,342        52,342
Construction and Acquisitions
     in Progress(a)   . . . . . . . . . .          53,812       3,432          -0-           (2)       57,242
     Total Property, Plant
           and Equipment  . . . . . . . .   $   1,036,439  $  146,600  $    26,035  $    (2,661) $  1,154,343


(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.

           FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

           SCHEDULE V--PROPERTY, PLANT AND EQUIPMENT

               FOR THE YEAR ENDED AUGUST 31, 1992

                                                                                       Other
                                               Balance                                Charges       Balance
                                            September 1,    Additions    Retirements    Add/      August 31,
     Classification                             1991         at Cost      or Sales     (Deduct)       1992
                                                                     (Amounts in Thousands)
Land and Land Improvements  . . . . . . .   $      12,560  $    2,618  $     3,534  $      (207) $     11,437
Site Improvements . . . . . . . . . . . .          19,751         425        6,146        1,278        15,308
Buildings         . . . . . . . . . . . .         154,062      50,132       10,217         (762)      193,215
Machinery and Equipment . . . . . . . . .         711,751      35,653      151,368       (3,022)      593,014
Automotive Equipment  . . . . . . . . . .          44,328       8,071        5,852         (223)       46,324
Furniture and Fixtures  . . . . . . . . .          37,166       5,462        5,264          486        37,850
Mining Properties . . . . . . . . . . . .          82,672         -0-       54,826       (1,277)       26,569
Leasehold Improvements  . . . . . . . . .           9,465         749          -0-            1        10,215
Fertilizer Properties . . . . . . . . . .          49,544         -0-          849          -0-        48,695
Construction and Acquisitions
     in Progress(a)   . . . . . . . . . .          35,207      24,821        4,574       (1,642)       53,812

     Total Property, Plant
           and Equipment  . . . . . . . .   $   1,156,506  $  127,931  $   242,630  $    (5,368)  $ 1,036,439

(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.


        FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES


SCHEDULE VI--ACCUMULATED DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

                       FOR THE YEAR ENDED AUGUST 31, 1994

                                                           Additions
                                                           Charged to                  Other
                                              Balance      Profit and  Retirements,  Charges     Balance
                                            September 1,    Loss of    Renewals and     Add/     August 31,
     Classification                             1993         Income    Replacements   (Deduct)      1994
                                                                     (Amounts in Thousands)
Land Improvements . . . . . . . . . . . .   $         154  $        1  $       -0-  $       -0-   $       155
Site Improvements . . . . . . . . . . . .          12,707       1,337           91           (7)       13,946
Buildings         . . . . . . . . . . . .          76,426       8,950          820        2,740        87,296
Machinery and Equipment . . . . . . . . .         453,705      28,449        4,472       (2,215)      475,467
Automotive Equipment  . . . . . . . . . .          36,062       4,356        3,623        9,626        46,421
Furniture and Fixtures  . . . . . . . . .          27,855       7,361        3,227          162        32,151
Livestock         . . . . . . . . . . . .           1,768       1,396        1,013         (362)        1,789
Mining Properties . . . . . . . . . . . .             192          19          -0-          -0-           211
Leasehold Improvements  . . . . . . . . .           3,847       1,323          -0-          213         5,383
Capital Lease     . . . . . . . . . . . .          37,249       3,350        2,429         (120)       38,050
Construction and Acquisitions
     in Progress (a)  . . . . . . . . . .             -0-         -0-          -0-          -0-          -0-

     Totals       . . . . . . . . . . . .   $     649,965  $   56,542  $    15,675  $    10,037   $   700,869


(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.

       NOTE: The following percentages are used for computing depreciation:

                       Land Improvements  . . . . . . . .   6 to 10%
                       Site Improvements  . . . . . . . .   3 to 30%
                       Buildings  . . . . . . . . . . . .   2 to 10%
                       Machinery and Equipment  . . . . .   3 to 20%
                       Automotive Equipment . . . . . . .  10 to 33%
                       Furniture and Fixtures . . . . . .  10 to 20%
                       Livestock  . . . . . . . . . . . .  25 to 50%
                       Mining Properties  . . . . . . . .   4 to 21%
                       Leasehold Improvements . . . . . . . 4 to 6%
                       Capital Lease  . . . . . . . . . . . 6 to 7%



                       FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

SCHEDULE VI--ACCUMULATED DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

                         FOR THE YEAR ENDED AUGUST 31, 1993

                                                            Additions
                                                           Charged to                  Other
                                               Balance     Profit and   Retirements, Charges     Balance
                                            September 1,    Loss of     Renewals and   Add/     August 31,
     Classification                             1992         Income    Replacements   (Deduct)       1993
                                                                     (Amounts in Thousands)
Land Improvements . . . . . . . . . . . .   $         153  $        1  $       -0-  $       -0-  $         154
Site Improvements . . . . . . . . . . . .          10,377       2,439           94          (15)        12,707
Buildings         . . . . . . . . . . . .          69,907       7,832          875         (438)        76,426
Machinery and Equipment(a)  . . . . . . .         418,331      28,720       10,499       17,153        453,705
Automotive Equipment  . . . . . . . . . .          32,827       4,366        1,474          343         36,062
Furniture and Fixtures  . . . . . . . . .          21,537       6,398        1,333        1,253         27,855
Livestock         . . . . . . . . . . . .                                                 1,768         1,768
Mining Property . . . . . . . . . . . . .                                                   192            192
Leasehold Improvements  . . . . . . . . .           3,211         872           11         (225)         3,847
Fertilizer Properties . . . . . . . . . .          34,094       3,199           78      (37,215)          -0-
Capital Lease     . . . . . . . . . . . .                                                37,249         37,249
Construction and Acquisitions
     in Progress (b)  . . . . . . . . . .             -0-         -0-          -0-          -0-            -0-


     Totals       . . . . . . . . . . . .   $    590,437   $   53,827  $    14,364  $    20,065  $     649,965


(a) Based on negotiations with potential purchasers, the carrying values of the Coffeyville, Kansas refinery and a dragline were reduced by adjusting accumulated depreciation by $17,622,000 and $6,155,000, respectively.

(b) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.

     NOTE:     The following percentages are used for computing depreciation:

                         Land Improvements  . . .  . .   6 to 10%
                         Site Improvements  . . .  . .   3 to 30%
                         Buildings  . . . . . . .  . .   2 to 10%
                         Machinery and Equipment   . .   3 to 20%
                         Automotive Equipment . .  . .  10 to 33%
                         Furniture and Fixtures .  . .  10 to 20%
                         Livestock  . . . . . . .  . .  25 to 50%
                         Mining Properties  . . .  . .   4 to 21%
                         Leasehold Improvements .  . . . 4 to 6%
                         Fertilizer Properties  .  . . . 6 to 7%
                         Capital Lease  . . . . .  . . . 6 to 7%



                         FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES


SCHEDULE VI--ACCUMULATED DEPRECIATION AND AMORTIZATION OF PROPERTY, PLANT AND
             EQUIPMENT


                            FOR THE YEAR ENDED AUGUST 31, 1992

                                                           Additions
                                                           Charged to                  Other
                                               Balance     Profit and  Retirements,   Charges    Balance
                                            September 1,    Loss of    Renewals and     Add/     August 31,
     Classification                             1991         Income    Replacements   (Deduct)       1992
                                                                     (Amounts in Thousands)
Land Improvements . . . . . . . . . . . .   $         153  $        1  $       -0-  $        (1) $        153
Site Improvements . . . . . . . . . . . .          13,666         676        3,968            3        10,377
Buildings         . . . . . . . . . . . .          72,369       5,810        8,261          (11)       69,907
Machinery and Equipment . . . . . . . . .         488,684      29,592       98,262       (1,683)      418,331
Automotive Equipment  . . . . . . . . . .          32,293       3,149        2,626           11        32,827
Furniture and Fixtures  . . . . . . . . .          22,075       3,738        5,486        1,210        21,537
Leasehold Improvements  . . . . . . . . .           2,375         836          -0-          -0-         3,211
Fertilizer Properties . . . . . . . . . .          34,066       3,591        3,563          -0-        34,094
Construction and Acquisitions in
     Progress(a)    . . . . . . . . . . .             113         -0-          -0-         (113)          -0-

     Totals       . . . . . . . . . . . .   $     665,794  $   47,393  $   122,166  $      (584) $    590,437

(a) Construction and acquisitions in progress reflects the net change for the period after transfers to other classifications.

       NOTE:     The following percentages are used for computing depreciation:

                             Land Improvements  . . . . . .  6 to 10%
                             Site Improvements  . . . . . .  3 to 30%
                             Buildings    . . . . . . . . .  2 to 10%
                             Machinery and Equipment  . . .  3 to 20%
                             Automotive Equipment . . . .   10 to 33%
                             Furniture and Fixtures . . .   10 to 20%
                             Leasehold Improvements . . . .  4 to 6%
                             Fertilizer Properties  . . . .  6 to 7%




                    FARMLAND INDUSTRIES, INC. AND SUBSIDIARIES

                         SCHEDULE IX--SHORT-TERM BORROWINGS


                                                                                                   Weighted
                                                                         Maximum      Average       Average
                                                                          Amount       Amount      Interest
                                               Balance      Weighted   Outstanding  Outstanding      Rate
     Category of Aggregate                     End of       Average      During       During     During the
     Short-Term Borrowings                     Period    Interest Rate the Period   the Period   Period (1)
                                                                     (Amounts in Thousands)
August 31, 1994:
Demand Loan Certificates  . . . . . . . .   $      23,158     4.3%     $     39,873 $     28,299      3.9%
Bank Debt                                   $     281,886     5.2%     $    417,446 $    302,500      4.2%

August 31, 1993:
Demand Loan Certificates  . . . . . . . .   $      29,860     3.8%     $     46,403 $     35,002      4.3%
Bank Debt                                   $     268,783     4.1%     $    370,726 $    348,230      4.2%

August 31, 1992:
Demand Loan Certificates  . . . . . . . .   $      43,084     5.5%     $     58,684 $     50,516      6.3%
Bank Debt                                   $     200,072     4.5%     $    200,822 $    174,397      5.3%


     (1)The weighted average interest rate was calculated by dividing an interest amount on short-term borrowings by the average daily balance of short-term borrowings during the period.


              SCHEDULE X--SUPPLEMENTARY INCOME STATEMENT INFORMATION

                                                                  Charged to Costs and Expenses
                                                                  For the Year Ended August 31
                                                          1994               1993               1992
                                                                    (Amounts in Thousands)
     1.    Maintenance and repairs  . . . . . . . .   $     58,730       $     61,273       $     50,252

     NOTE: All other items required by Schedule X are excluded as such items are less than one (1) percent of total sales for each of the years presented.



ITEM 17.     UNDERTAKINGS

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                     SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933,
FARMLAND INDUSTRIES, INC. HAS DULY CAUSED THIS FORM S-1 TO BE
SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF KANSAS CITY, STATE OF MISSOURI ON February 8, 1995.

              FARMLAND INDUSTRIES, INC.







              BY                       H. D. CLEBERG
                                       H. D. Cleberg
                           President and Chief Executive Officer


              BY                      JOHN F. BERARDI
                                      John F. Berardi
                               Executive Vice President and
                                   Chief Financial Officer

 PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED FOR THE FOLLOWING PERSONS ON THE DATE INDICATED PURSUANT TO VALID POWER OF ATTORNEY EXECUTED ON OCTOBER 19, 1994.

     Signature                   Title                         Date


 ALBERT J. SHIVLEY         Chairman of Board,            February 8, 1995
 Albert J. Shivley         Director


    OTIS H. MOLZ           Vice Chairman of Board,       February 8, 1995
    Otis H. Molz            Director


    LYMAN ADAMS                Director                  February 8, 1995
    Lyman Adams


 RONALD J. AMUNDSON            Director                  February 8, 1995
 Ronald J. Amundson


BAXTER ANKERSTJERNE            Director                  February 8, 1995
Baxter Ankerstjerne


    JODY BEZNER                Director                  February 8, 1995
    Jody Bezner


 RICHARD L. DETTEN             Director                  February 8, 1995
 Richard L. Detten


   STEVEN ERDMAN               Director                  February 8, 1995
   Steven Erdman


   WARREN GERDES               Director                  February 8, 1995
   Warren Gerdes


    BEN GRIFFITH               Director                  February 8, 1995
    Ben Griffith


    GAIL D. HALL               Director                  February 8, 1995
    Gail D. Hall


                               Director                  February 8, 1995
   Jerome Heuertz


    BARRY JENSEN               Director                  February 8, 1995
    Barry Jensen


   GREG PFENNING               Director                  February 8, 1995
   Greg Pfenning


  VONN RICHARDSON              Director                  February 8, 1995
  Vonn Richardson


    MONTE ROMOHR               Director                  February 8, 1995
    Monte Romohr


                               Director                  February 8, 1995
    Joe Royster


   PAUL RUEDINGER              Director                  February 8, 1995
   Paul Ruedinger


 RAYMOND J. SCHMITZ            Director                  February 8, 1995
 Raymond J. Schmitz


THEODORE J. WEHRBEIN           Director                  February 8, 1995
Theodore J. Wehrbein


   ROBERT ZINKULA              Director                  February 8, 1995
   Robert Zinkula